Form 10-K, Exhibit 13
period 1994-12-31
STRUCTURAL DYNAMICS RESEARCH CORP /OH/
filed 1995-03-28
CIK 820235

SUMMARY OF SELECTED FINANCIAL DATA
Structural Dynamics Research Corporation

                                     Year ended December 31,
(in thousands except
per share data)             1994    1993     1992     1991     1990
Statement of
operations data:

 Net revenue             $167,547 $147,605 $149,041 $129,932 $114,269

  Income (loss) before
   income taxes and
   cumulative effect of
   accounting changes    (5,168)  (7,356)  13,907   14,525   16,378

  Income (loss) before
   cumulative effect
   of accounting changes (9,001)  (11,732)  8,775    9,279    8,913

   Net income (loss)     (12,897) (11,732)  9,475    9,279    8,913

   Earnings (loss)
     per share:

    Before cumulative
    effect of accounting
    changes               (.31)    (.39)     .29     .31       .32

    Net income (loss)     (.45)    (.39)     .31     .31       .32

   Common and common
   equivalent shares     28,844   29,876   30,093   29,817    27,618

Balance sheet data:

   Working capital       $27,590  $27,474  $48,440 $45,207   $41,483

   Total assets          142,699  134,549  136,130 119,339   99,167

   Long-term
    liabilities          10,219      326       --      --     2,604

   Total shareholders'
    equity               72,152   84,581   92,447  80,359    60,332

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Structural Dynamics Research Corporation


(in thousands)

The Company operates in two segments: software products and services, and engineering services. Revenue in the software products and services segment consists primarily of revenue from software licenses, software maintenance contracts and customer training. Revenue in the engineering services segment consists of consulting activities which are undertaken on either a time and materials or a fixed fee contract basis.


Software Products and Services

The software products and services segment accounted for approximately 89%, 86% and 85% of SDRC's consolidated revenue for the years ended December 31, 1994, 1993 and 1992, respectively, and approximately (108)%, (103)% and 99% of consolidated operating income (loss) for the same periods.

Software segment revenue in 1994 increased $20,977 or 16% over 1993. This growth comparison excludes $8,485 of revenue generated by the SDRC Software and Services GmbH joint venture established in the first quarter of 1994 and accounted for under the equity method. Maintenance revenue derived from annual software maintenance contracts increased 10% primarily due to license increases in prior years. Revenue was negatively impacted by a 25% decline from an OEM customer, whose software marketing agreement was terminated in December 1994. Additionally, revenue was impacted by difficult market conditions in Europe. Software segment revenue outside of North America accounted for 62%, 63% and 69% of software revenue in 1994, 1993 and 1992, respectively. The Company expects the international market to continue to account for a significant portion of total software segment revenue.

The software segment incurred operating losses of $2,247 in 1994 and $8,657 in 1993. This improvement was due primarily to increased revenues partially offset by increased expenses.

Software segment revenue in 1993 was level with 1992. Management's expectation was that 1993 revenue would increase more than the performance ultimately achieved. The license revenue in 1993 suffered in part from technical problems associated with the I-DEAS Master Series initial product release in June 1993. As a result of the technical problems, a number of customers deferred large purchase decisions until completion of their benchmark testing of
the   I-DEAS Master Series software after the Company had addressed the unforeseen problems. Additionally, revenue was impacted by difficult economic conditions in Europe and Japan and by a 42% decline from an OEM customer. Maintenance revenue derived from annual software maintenance contracts increased 9% primarily due to license increases in prior years.

The software segment incurred an operating loss of $8,657 in 1993 compared to operating income of $12,084 in 1992 resulting from significant increases in cost of revenue and selling, general and administrative expenses as described below.


Engineering Services

In 1994, 1993 and 1992, the engineering services segment represented 11%, 14% and 15%, respectively, of the Company's consolidated revenue and 8%, 3% and 1% of consolidated operating income (loss) for the same periods.

In 1994, 1993 and 1992, the engineering services segment revenue decreased 5%, 11% and 15%, respectively. The revenue reduction was due to downsizing portions of the consulting business not considered synergistic with the software segment. The Company has continued to align the engineering services cost structure with the anticipated revenue stream.


Cost and Expenses

Cost of Revenue. Cost of revenue consists principally of the amortization of capitalized software construction costs, external commissions associated with indirect marketing channels and the cost of distributing software products and providing engineering consulting services. Cost of revenue includes $7,137, $9,539 and $3,667 for amortization of software construction costs in 1994, 1993 and 1992, respectively.

Cost of revenue for 1994 decreased 6% from 1993 primarily due to the charge in 1993 of approximately $3,311 relating to software construction costs determined to be non-recoverable upon the release of the I-DEAS Master Series product. Engineering services consulting costs also declined 5% which is consistent with the decline in engineering services revenue. These reductions are partially offset by a full year of amortization of software construction costs for the I-DEAS Master Series product which was initially released in June 1993 and an increase in the software segment's variable costs directly associated with the product licensing and distribution.

Cost of revenue in 1993 increased 13% over 1992 due to the commencement of amortization of software construction costs for the I-DEAS Master Series product upon its initial release in June 1993, and approximately $3,311 relating to software construction costs determined to be non-recoverable upon the release of the I-DEAS Master Series product. In addition, variable costs directly associated with software product licensing and distribution increased.

Research and Development Expenses. Research and development expenses consist primarily of expenses for development of software products. These expenses cannot be capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Research and development expenses exclude capitalized software development costs of $9,312, $11,282 and $9,365 in 1994, 1993 and 1992, respectively.

Research and development expenses amounted to $33,560, $25,937 and $25,369 in 1994, 1993 and 1992, respectively. During 1994, research and development expenses increased significantly in line with the Company's commitment to the technological advancement of its
product line.   Specifically, the product development staff focused
on modifications to I-DEAS Master Series 1.0 and early product development activities associated with I-DEAS Master Series 3.0.

Royalty fees paid to third parties under licensing agreements, another component of research and development expenses, increased significantly in each of the last three years. Third party royalty expenses increased 53% in 1994 over 1993 primarily due to fees associated with product data management (PDM) software developed by a joint venture investee.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist principally of costs incurred in the software products and services segment and corporate staff. Selling, general and administrative expenses increased 9%, 18% and 26% in 1994, 1993 and 1992, respectively.

During 1994 and 1993, the Company incurred significant expenses from increased headcount in the sales and technical support organizations to promote direct sales and support new and existing customers. The primary focus was to assist the Company's customers in their transitioning efforts to the I-DEAS Master Series product introduced in June 1993. The Company anticipated higher revenue growth to offset the incremental headcount costs from sales and support activities.

In the fourth quarter of 1994, the Company initiated a plan to cut costs and strengthen its competitive position by reducing its workforce by 87 people. These employees were primarily product development, marketing and administrative personnel. As a result, the Company recognized a charge of $1,247 for severance costs and outplacement assistance for employees. In 1994, the Company paid
$303 to these employees.   At December 31, 1994, the Company had
accrued severance benefits of $944 related to this matter. In February, 1995, the Company further reduced its workforce and will record a related charge to income of approximately $1,000.

Additionally, in 1994, the Company incurred severance costs of $1,919 due to the termination of its former Chief Financial Officer and the other managers and the resignation of its former Chief Executive Officer. The former Chief Executive Officer was employed pursuant to an employment agreement with the Company which provided for specified severance benefits.

In 1993, the Company recognized expense of $4,200 for the settlement of a claim by a significant OEM customer. Certain discretionary employee benefits were reduced in 1993 to offset the lower than expected revenue growth as a result of technical issues associated with the initial introduction of I-DEAS Master Series.



Equity in Losses of Affiliates

During 1992, the Company formed a joint venture with Control Data Systems, Inc., Metaphase Technology, Inc. Metaphase is involved in developing and marketing product data management software. During 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG, SDRC Software and Services, GmbH (SDRC
GmbH) to market the Company's software products in Central Europe. The Company's equity in the losses of affiliates represents its share of Metaphase and SDRC GmbH losses, the majority of which resulted from the SDRC GmbH joint venture.


Other Income

Other income consists principally of interest income. Increasing interest rates in 1994 resulted in higher interest income. In 1994 the Company also received interest on an income tax refund.


Income Taxes

During 1994 and 1993, the Company recorded tax expense of $3,833 and $4,376 on pretax losses of $5,168 and $7,356, respectively. Although the Company incurred losses in 1994 and 1993, there were provisions for income taxes in both years consisting primarily of income taxes currently payable to foreign jurisdictions and foreign withholding taxes incurred on the Company's software licensing revenue. These withholding taxes can be credited against the
Company's U.S. income tax liability.   Due to U.S. tax net
operating losses (NOLs), the Company is not currently in a position
to utilize these foreign tax credits (FTCs).   The FTCs and NOLs
are available to offset future U.S. income tax liabilities, subject to various restrictions. No tax benefit was currently recognized for these FTCs and NOLs as their realization is not assured.

Effective January 1, 1992, the Company adopted SFAS No. 109,
"Accounting for Income Taxes". The cumulative effect (for periods prior to January 1, 1992) of applying this statement was to increase net income by $700 or $.02 per share for the year ended
December 31, 1992.

In 1994, the Company received a tax refund of $1,754 for research and experimentation credits not previously recorded.


Postemployment Benefits

Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires that companies providing postemployment benefits to their employees accrue the cost of benefits, if attributable to employees' service already rendered. The Company provides severance benefits for involuntarily terminated employees.

The cumulative effect of adopting SFAS 112 reduced 1994 income by
$3,896.   The annual incremental charge for future periods is not
anticipated to be material.


Liquidity and Capital Resources

As of December 31, 1994, the Company had $46,240 in cash, cash
equivalents and investments.   The Company's working capital was
$27,590.   As of March 1, 1995, the Company also has an unsecured
bank line of credit of $15,000.

During 1994, 1993 and 1992 the Company generated cash flows from
operations of $6,176, $19,467 and $21,855, respectively.   In 1994,
the sources of net cash provided by operating activities were significantly reduced by the $16,158 increase in accounts
receivable.   The 1994 growth in accounts receivable over 1993 was
due to the higher level of revenue in the 1994 fourth quarter, primarily in North American and Far East operations.

The Company had no borrowings in 1994.

The Company's sources of liquidity and funds anticipated to be generated from operations are expected to be adequate for the Company's cash requirements in the foreseeable future. The Company paid no dividends during the period 1992 through 1994 and intends to continue its policy of retaining earnings to finance future growth. The Company has no current commitments for material capital expenditures. See Note 9 to the consolidated financial
statements for additional commitments and contingencies.   The
Company does not expect inflation to have a material impact on its future operations.



Report of Management

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Structural Dynamics Research Corporation's management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required. Financial information contained elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded. This system is supported by written policies and procedures, organizational structures that provide an appropriate division of responsibility, internal reviews, and the careful selection and training of qualified personnel.

Our independent accountants, Price Waterhouse LLP, audit the financial statements in accordance with generally accepted auditing standards, which includes the consideration of the system of internal control to the extent they deem necessary to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, composed of outside directors, meets regularly with the Company's independent accountants and management to review the adequacy of internal accounting controls, financial reporting and the extent and results of the audit effort.

Albert F. Peter
President and Chief Executive Officer

Jeffrey J. Vorholt
Vice President,
Chief Financial Officer and Treasurer



Report of Independent Accountants




To the Board of Directors
and Shareholders of
Structural Dynamics Research Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Structural Dynamics Research Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our
audits.   We conducted our audits of these statements in accordance
with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

 An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement
presentation.   We believe that our audits provide a reasonable
basis for the opinion expressed above.

As described in Note 5, in 1994 the Company changed its method of accounting for postemployment benefits.





Price Waterhouse LLP

Cincinnati, Ohio
February 15, 1995



CONSOLIDATED STATEMENT OF OPERATIONS
Structural Dynamics Research Corporation

                                        Year ended December 31
(in thousands, except per share data)    1994      1993      1992
Revenue:
  Software products and services      $111,349   $ 93,591 $ 95,494
     Maintenance                        37,101     33,882   31,023
     Engineering services               19,097     20,132   22,524

          Net revenue                  167,547    147,605  149,041

Cost and expenses:
     Cost of revenue                    35,354     37,503   33,141
     Research and development expenses  33,560     25,937   25,369
     Selling, general and
     administrative expenses           100,715     92,549   78,318

          Total cost and expenses      169,629    155,989  136,828
     Operating income (loss)           (2,082)    (8,384)   12,213

Equity in losses of affiliates         (5,329)      (614)    (410)

Other income, principally interest       2,243      1,642    2,104

Income (loss) before income taxes and
     cumulative effect of
     accounting changes                (5,168)    (7,356)   13,907

Income tax expense                       3,833      4,376    5,132

Income (loss) before cumulative
     effect of accounting changes      (9,001)   (11,732)    8,775

Cumulative effect of accounting
     changes                           (3,896)        --       700

Net income (loss)                    $(12,897)  $(11,732) $  9,475

Earnings (loss) per share:
Before cumulative effect of
  accounting changes              $      (.31)  $   (.39) $    .29
Cumulative effect of
  accounting changes                     (.14)        --       .02

Net income (loss) per share       $      (.45) $    (.39) $    .31

Common and common equivalent shares     28,844     29,876   30,093

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Structural Dynamics Research Corporation


                                                December 31,

(in thousands)                                 1994       1993

Assets

Current assets:

     Cash and cash equivalents            $  21,885 $  34,783

     Short-term investments                  17,296    10,720

     Trade accounts receivable, net          35,867    20,567

     Other accounts receivable                6,760     5,902

     Prepaid expenses                         6,110     5,144

          Total current assets               87,918    77,116

Long-term investments                         7,059    10,547

Property and equipment, at cost:

     Computer and other equipment            36,259    36,055

     Office furniture and equipment           9,258     9,079

     Leasehold improvements                   3,799     3,594

                                             49,316    48,728

Less accumulated depreciation
     and amortization                        35,537    32,897

     Net property and equipment              13,779    15,831

Computer software construction costs, net    30,854    28,457

Other assets                                  3,089     2,598

     Total assets                          $142,699  $134,549

See accompanying notes to consolidated financial statements.

                                                   December 31,

(in thousands, except per share data)            1994        1993

Liabilities and Shareholders' Equity

Current liabilities:

     Accounts payable                         $   6,857  $   6,512

     Accrued expenses                            29,495     24,699

     Accrued income taxes                         4,262      5,371

     Deferred revenue                            19,714     13,060

          Total current liabilities              60,328     49,642

Postemployment benefits and other                 4,336        326

Cumulative share of losses in affiliate, net      5,883        --

Commitments and contingencies (Note 9)

Shareholders' equity:

   Common stock, stated value $.0069 per share
   Authorized 100,000 shares; outstanding
   shares - 28,897 and 28,709 net of 1,652
   and 1,612 shares in treasury                     201       199

     Capital in excess of stated value           46,482    45,376

     Retained earnings                           26,728    39,625

     Foreign currency translation adjustment      (590)     (619)

     Unrealized holding loss on investments       (669)       --

          Total shareholders' equity             72,152   84,581

          Total liabilities and
            shareholders' equity               $142,699 $134,549

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Structural Dynamics Research Corporation


                                                  Foreign     Unrealized  Total
               Common stock Capital in            currency    holding     share-
               outstanding  excess of    Retained translation loss on     holders'
              Shares Stated stated value earnings adjustment  investments equity value

(in thousands)
December
31, 1991        27,081 $188    $38,440    $41,882     $(151)   $    --     $80,359

Transactions
 involving
 employee stock
 plans           1,178   8      4,621                                       4,629

Purchases of
 treasury stock  (123)  (1)    (1,587)                                     (1,588)

Net income                                 9,475                            9,475

Foreign currency
 translation
 adjustment                                            (428)                 (428)


December 31,
  1992           28,136  195    41,474    51,357       (579)        --     92,447

Transactions
 involving
 employee
 stock plans        582    4      4,067                                     4,071


Purchases of
 treasury stock     (9)           (165)                                      (165)

Net loss                                 (11,732)                         (11,732)

Foreign currency
 translation
 adjustment                                             (40)                  (40)


December 31,
 1993            28,709     199   45,376  39,625       (619)         --     84,581

Transactions
 involving
 employee stock
 plans              228       2    1,463                                     1,465

Purchases of
 treasury stock    (40)            (357)                                     (357)

Net loss                                  (12,897)                        (12,897)

Foreign currency
 translation
 adjustment                                              29                    29

Unrealized holding
 loss on
 investments                                                        (669)    (669)

December 31,
1994              28,897    $201  $46,482 $26,728     $(590)       $(669) $72,152


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Structural Dynamics Research Corporation

                                    Year ended December 31
(in thousands)                   1994      1993        1992
Cash flows from
 operating activities:
   Net income (loss)          $(12,897)  $(11,732)   $  9,475
   Adjustments to
    reconcile net income (loss)
    to net cash provided by
    operating activities:
    Depreciation and
     amortization                7,027      6,990       7,009
    Amortization of computer
     software construc-
     tion costs                  7,137     9,539       3,667
    Equity in losses of
     affiliates                  5,329       614         410
    Postemployment benefits
     accounting change           3,896        --          --
    Changes in assets
     and liabilities:
     (Increase) decrease
      in accounts
      receivable, net          (16,158)    8,468      (7,989)
     Increase in prepaid
      expenses                    (966)    (717)         (92)
     Increase in accounts
      payable and accrued
      expenses                   5,141    6,433        1,771
     (Decrease) increase
      in accrued income
      taxes                     (1,109)      13        4,920
     Increase (decrease)
      in deferred revenue        6,654     (141)       2,761
     Increase (decrease) in
      other long-term
      liabilities                2,122        --         (77)
      Net cash provided
       by operating
       activities                6,176    19,467       21,855

Cash flows from investing
 activities:
   Purchases of investments    (32,007)  (39,811)     (14,890)
   Proceeds from sales of
    investments                 28,250    39,296       10,628
   Additions to property and
    equipment, net              (4,975)   (6,150)      (8,764)
   Additions to computer
    software construction costs (9,534)  (11,578)      (9,625)
   Investment in joint ventures (1,823)   (1,500)      (1,477)
   Other, net                     (122)     (468)           2
    Net cash used in investing
     activities                (20,211)  (20,211)     (24,126)

Cash flows from financing
 activities:
   Stock issued under employee
    benefit plans                1,465     4,071        4,629
   Purchases of treasury stock    (357)     (165)      (1,588)
    Net cash provided by
     financing activities        1,108     3,906        3,041
Effect of exchange rate
 changes on cash                    29       (40)        (428)
(Decrease) increase in cash
 and cash equivalents          (12,898)    3,122          342
Cash and cash equivalents:
 Beginning of period            34,783    31,661       31,319
 End of period                 $21,885  $ 34,783     $ 31,661

Cash paid during the year for
 income taxes                 $  3,528  $  4,450    $   3,957

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Structural Dynamics Research Corporation

(in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

(a)  Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Investments in which the Company has significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

(b)  Revenue Recognition

The use of software programs is licensed through the Company's direct sales force and by specific arrangements with certain hardware vendors and distributors. Revenue generated from licenses is recognized when the following criteria have been met: (a) a written order for the unconditional license of software has been received, (b) the Company has delivered the products and performed substantially all services for which it was committed, (c) the customer is obligated to pay and (d) collectibility is probable.

Under the terms of a former licensing agreement with an OEM customer, the Company was unable to determine the amount of revenue earned until cash was received from the customer. Amounts recorded as revenue on the cash basis were $5,877, $7,877 and $13,599 in 1994, 1993 and 1992, respectively. This licensing agreement was terminated by the Company in 1994.

Maintenance revenue is recognized ratably over the term of the agreement and represents the substantial component of deferred revenue.

The Company recognizes revenue and expenses from engineering consulting contracts based on the percentage of completion method of accounting. When losses are estimated to occur on these contracts, the entire estimated loss is recognized at that time.

(c)     Earnings (Loss) Per Share

Earnings (loss) per common and common equivalent share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock option grants using the treasury stock method.

(d)     Cash and Cash Equivalents

The Company considers investments in interest bearing accounts, certificates of deposit, commercial paper and reverse repurchase agreements with maturities of less than 90 days to be cash equivalents. Reverse repurchase agreements of $11,549 and $19,555
were held at December 31, 1994 and 1993, respectively.   Due to the
short-term nature of the agreements, the Company and the trustee do not take possession of the securities, which are segregated in the accounts of the trustee; the Company and the trustee monitor the underlying market values to assure that sufficient collateral exists to cover the initial investment and accrued interest.
(e)     Investments


Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which requires the Company to distinguish between those securities held for sale and those for which the ability and intent to hold to maturity
exists.   Unrealized gains and losses on assets held for sale are
included in a separate component of equity. The effect of adopting SFAS No. 115 was not material.

The Company invests in marketable securities which are available-for-sale and are recorded at market value. The Company also invests in certificates of deposit which are held-to-maturity and are recorded at amortized cost which approximates market value.

 Realized and unrealized gains and losses are determined based on the specific identification method.

(f)     Property and Equipment

Depreciation is primarily computed on the straight-line method. Leasehold improvements are amortized on the straight-line method over the lesser of the life of the lease or the estimated useful life of the improvement. The general ranges of years used in calculating depreciation and amortization are: computer and other equipment, 2-5 years; office furniture and equipment, 7 years; leasehold improvements, 1-10 years.

(g)     Computer Software Construction Costs

The Company designs, develops and markets computer software products. Costs related to the construction of software are capitalized and are amortized over the useful lives of such software, which are estimated to be no more than five years. Computer software construction costs are shown net of accumulated amortization of $11,573 and $4,436 at December 31, 1994 and 1993, respectively. As of December 31, 1994 and 1993, computer software construction costs, net, include only those costs related to current software products. Amortization is the greater of the amount computed using (a) the ratio that current gross revenue bears to the total of current and anticipated future years' revenue, or (b) the straight-line method over the remaining estimated economic lives of the software products. The Company included in amortization expense approximately $3,311 and $68 for the years ended December 31, 1993 and 1992, respectively, related to software construction costs determined to be non-recoverable.

(h)    Foreign Currency Translation and Hedging Contracts

The functional currency of the engineering services foreign operations is their local currency and their assets and liabilities are translated at year-end exchange rates. Translation gains and losses are not included in determining net income but are accumulated in a separate component of shareholders' equity. For foreign software products and services operations, the U.S. dollar is the functional currency and foreign currency gains and losses, which are not material, are included in determining net income.

In 1993 the Company began hedging certain portions of its exposure to foreign currency fluctuations, primarily the Company's net assets in foreign subsidiaries, by utilizing forward foreign exchange contracts. At December 31, 1994, the Company had contracts to exchange foreign currencies totaling $16,500 which matured in January 1995. Gains and losses associated with these financial instruments are recorded currently in income to offset the foreign exchange gains and losses on the assets and liabilities being hedged. The interest element of the foreign currency instruments is recognized over the life of the contract. Should the counterparty to these contracts fail to meet its obligations, the Company would be exposed to foreign currency fluctuations, along with the cost, if any, to extinguish the contracts.

(i)     Income Taxes

Effective January 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of applying this statement was to increase net income by $700 or $.02 per share in 1992. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. A valuation allowance is provided against deferred tax assets when the Company believes it is more likely than not that the deferred tax assets will not be realized.

The Company does not accrue Federal income taxes on undistributed earnings of its foreign subsidiaries that have been, or are intended to be, permanently reinvested. Undistributed earnings amounted to approximately $3,705 at December 31, 1994.

(j)     Concentration of Credit Risk

The Company's revenue is generated from customers in diversified industries, primarily in North America, Europe and the Far East. In 1994 and 1993, the Company generated revenue from a significant customer aggregating 11%. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential credit losses which management believes to be adequate in the circumstances.

The Company invests its excess cash with major financial institutions with strong credit ratings and, by policy, limits the amount of credit exposure in any one such institution.

(k)     Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, investments, accounts receivable, accounts payable, accrued expenses and forward foreign exchange contracts approximate fair value.



(2)  Supplemental Consolidated Balance Sheet Data


                                                December 31
Trade accounts receivable,
  net, consists of:                           1994     1993

Trade accounts receivable                   $38,774  $22,918
Allowance for doubtful accounts
 and reserve for returns and allowances     (2,907)  (2,351)

                                            $35,867  $20,567


                                            December 31, 1994
                                             Fair   Amortized
Investments consist of:                      Value  Cost

     Short-term:

          Available-for-sale U.S.
          government agency obligations    $10,548  $10,741
          Held-to-maturity certificates
          of deposit                         6,748    6,748

                                           $17,296  $17,489

     Long-term:
          Available-for-sale U.S.
          government agency obligations   $  7,059 $  7,535

Investments available-for-sale have maturities of $10,548 in 1995, $4,392 in 1996, $1,867 in 1997 and $800 in 2013.

                                                      December 31

Accrued expenses consist of:                         1994     1993

Accrued compensation                              $13,171 $  9,470

Accrued royalties                                   3,020      102

Accrued marketing costs                             2,715    3,936

Accrued taxes other than income taxes               1,776    2,036

Other                                               8,813    9,155

                                                  $29,495  $24,699



(3)     Leases

Future minimum lease payments under noncancelable operating leases for the five years ending December 31, 1999 approximate $8,958, $6,770, $5,396, $4,118 and $3,262, respectively, and $36,568 thereafter. Total rental expenses under operating leases for the years ended December 31, 1994, 1993 and 1992 were $13,042, $10,673 and $9,673, respectively.

(4)   Income Taxes

The provision for income taxes        Year ended December 31
consists of the following:          1994       1993       1992
Federal:

     Current                      $(1,754)    $  --      $   387
     Deferred                        --          --         (77)
                                   (1,754)       --          310

State                                  411      500          979

Foreign:
     Income taxes                    1,113      444        1,010
     Withholding taxes               4,063    3,432        2,833
                                  $  3,833   $4,376       $5,132

Deferred state and foreign taxes are not material.


(4)   Income Taxes - continued

The provision for income taxes
differs from the amounts computed
by using the statutory  U.S.
Federal income tax rate.  The              Year ended December 31
reasons for the differences
are as follows:                          1994      1993      1992

Computed expected income tax
 expense (benefit)                    $(1,809)   $(2,575)   $4,728

Increase (reduction) resulting
 from:
     Foreign taxes, without current
      benefit                           5,176      3,876       --
     U.S. losses without tax benefit    1,809      2,575       --
     Receipt of research and
      experimentation tax credit refund
          not previously recorded      (1,754)        --       --
     State taxes, net of federal benefit  411        500      646
     Research and experimentation credit   --         --     (354)
     Other, net                            --         --      112
                                       $3,833     $4,376   $5,132

The tax effects of temporary differences
that give rise to the deferred tax assets
and deferred tax liabilities are as
follows:                                   Year ended December 31,
                                            1994            1993
Deferred tax assets:

     Revenue recognition and
     accounts receivable                $      730       $  18,276

     Property and equipment                  1,028             959

     Other liabilities and reserves          2,926             998

     Tax credit and net operating
     loss carryforwards                     24,412           2,661

     Other                                     792             802
          Total deferred tax assets         29,888          23,696

     Valuation allowance                   (19,537)        (14,628)
          Net deferred tax assets           10,351           9,068

Deferred tax liabilities:

     Computer software construction
     costs, net of amortization            (10,351)         (9,068)

          Total net deferred taxes      $       --        $      --

Of the $24,412 in tax credit and net operating loss carryforwards available at December 31, 1994, $10,908 of foreign tax credits expire in the years 1997 through 1999, $2,243 of research and experimentation credits expire in the years 2007 through 2009, $1,017 of alternative minimum taxes never expire and $10,244 of net operating losses expire in the year 2009.

The net change in the valuation allowance for deferred tax assets
was an increase of $4,909 in 1994 and $8,533 in 1993.   Of the
$19,537 in valuation allowance at December 31, 1994, $7,908 is attributable to the tax benefit of stock option exercises. Such benefits will be credited to capital in excess of stated value when realized.


(5)    Postemployment Benefits

In the first quarter of 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires that entities providing postemployment benefits to their employees accrue the cost of benefits, if attributable to employees' service already rendered. The Company provides severance benefits for involuntarily terminated employees.

The cumulative effect of adopting SFAS 112 reduced income by $3,896, net of zero tax benefit, in the first quarter of 1994.

In the fourth quarter of 1994 the Company initiated a plan to cut costs and strengthen its competitive position by reducing its workforce by 87 people. These employees were primarily product development, marketing and administrative personnel. As a result, the Company recognized a charge of $1,247 for severance costs and
outplacement assistance for employees.   In 1994, the Company paid
$303 to these employees. At December 31, 1994, the Company had accrued severance benefits of $944 related to this matter. In February, 1995, the Company further reduced its workforce and will record a related charge to income of approximately $1,000.


(6)    Joint Venture Investments

In 1992 the Company and Control Data Systems, Inc. established a joint venture company, Metaphase Technology, Inc. (Metaphase), to develop and market product data management software worldwide. The Company initially owned a 30% interest in Metaphase and increased such interest to 50% during 1993. In March 1994 the Company and Siemens Nixdorf Informationssysteme AG (SNI) formed a joint venture, SDRC Software and Services GmbH (SDRC GmbH), to market mechanical CAE/CAD/CAM software and services in Central Europe.
The Company has a 50% interest in the joint venture. Previously, revenue from the Company's activities in this region was reported on a consolidated basis. The SDRC GmbH joint venture agreement requires each venture partner to make additional equity contributions in the event of venture losses. SDRC's future commitment is limited to $2,000 through 1996. The Company's investments in the joint ventures are accounted for on the equity basis.

Financial data for the year ended December 31, 1994 for Metaphase and SDRC GmbH is presented below; data for 1993 and 1992 represents only Metaphase:

                                   Year ended and as of December 31
                                    1994        1993       1992

Current assets                 $   5,905       $  764     $    737
Non-current assets                 4,426        2,185          836
Current liabilities                8,564        1,075        2,643
Non-current liabilities            6,760        4,670           --
Net revenue                       14,379        6,412          737
Loss before income taxes         (10,483)      (1,756)      (1,170)
Net loss                        $(10,502)     $(1,756)     $(1,170)


(7)    Shareholders' Rights Plan

In 1988 the Board of Directors adopted a Shareholders' Rights Plan to protect shareholders' interests in the event of an unsolicited attempt to gain control of the Company. The Rights become exercisable if a person acquires 20% or more of the Company's outstanding common stock (Common Stock) or announces a tender offer which would result in a person or group acquiring 20% or more of the Common Stock (Distribution Date). If, at any time following the Distribution Date, and the Company has not redeemed the Rights, the Company becomes the surviving corporation in a merger or a person becomes the beneficial owner of 20% or more of the Common Stock (Triggering Date), each holder of a Right will have the right to purchase shares of Common Stock having a value equal to two times the Right's exercise price of $110. If, at any time following the Triggering Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, each holder of a Right shall have the right to purchase shares of Common Stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 10, 1998, and may be redeemed by the Company for $.0025 per Right.

(8)     Common Stock and Employee Benefit Plans

In 1991 the shareholders adopted the 1991 Employee Stock Option Plan. Under the 1991 plan, the Company has reserved 5,300 shares of previously unissued common stock. Options to purchase such shares may be granted to key employees and executive officers at the fair market value at the date of grant.

In 1991 the shareholders also adopted the Director's Non-Discretionary Stock Option Plan which converted the Amended and Restated 1986 Stock Option Plan into a non-discretionary plan allowing future grants to outside directors at the fair market value at the date of grant. Under the original 1986 plan, the Company had reserved 7,000 shares of previously unissued common stock. The status of all outstanding options previously granted to employees remained unchanged.

In 1994 the shareholders adopted the 1994 Long-Term Stock Incentive Plan, allowing stock incentives including stock options, stock appreciation rights, stock awards, and combinations thereof, to be granted to employees. The number of shares with respect to which stock incentives may be granted in one calendar year shall not exceed 4% of the Company's issued and outstanding common stock.
No stock incentives other than non-qualified stock options have been granted under the 1994 plan.

Under the plans, employee options expire ten years from the date of grant and are exercisable as follows: 33% on the first anniversary of the grant date; 67% on the second anniversary; and all or any remaining options on the third anniversary until expiration. Director options expire five years from the date of grant and are exercisable 50% upon expiration of six months from the grant date and all or any remaining options on the first anniversary of the grant date until expiration. As of December 31, 1994 there were approximately 5,318 shares on which options were exercisable.

(8)     Common Stock and Employee Benefit Plans - continued


Transactions with respect to
the Company's stock options for
the years ended December 31, 1992,                     Option Price
1993 and 1994 are as follows:                Shares    Per Share

Shares under option December 31, 1991        5,940     $ 1.25-24.44

Granted                                      1,684     $10.59-28.75

Exercised                                    1,103     $ 1.25-20.13

Cancelled                                      135     $ 9.88-23.75


Shares under option December 31, 1992        6,386     $ 1.25-28.75

Granted                                      1,627     $13.06-20.18

Exercised                                      439     $ 1.25-16.25

Cancelled                                      164     $ 9.88-28.75


Shares under option December 31, 1993        7,410     $ 1.38-28.75

Granted                                      1,357     $ 4.31-15.94

Exercised                                      154     $ 1.38-15.94

Cancelled                                    1,368     $ 1.81-28.75


Shares under option December 31, 1994        7,245     $ 1.38-28.75

In 1990 the Company's Board of Directors established a Stock Purchase Plan. Under the plan all domestic full-time employees who are non-executive officers are entitled to purchase the Company's common stock at 90% of fair market value. Employees electing to participate must contribute at least one percent with a maximum of ten percent of the participants' base salary and commissions each month. All incidental expenses related to the issuance of these shares including the 10% discount have been charged to income. The plan has no fixed expiration date, may be terminated by the Company at any time and has no limitation on the number of shares that may be issued.

The Company provides retirement benefits to employees principally through contributory defined contribution retirement plans.
Expenses related to these plans totaled $2,091, $943 and $1,686 in 1994, 1993 and 1992, respectively.



(9)     Commitments and Contingencies

In September 1994 the Company announced that in the course of an internal examination, it had discovered that a number of purported sales to or through third-party distribution channels apparently did not reflect actual sales and that, as a result, it would be necessary to restate the Company's financial results. The Company issued its restated financial statements for the years ended December 31, 1993, 1992 and 1991 on January 16, 1995. The Company also announced that it had terminated its Vice President and General Manager of Far East Operations.

On September 15, 1994 the first of a total of 12 class action lawsuits and two derivative lawsuits was filed. All of these suits were filed in the United States District Court, Southern District of Ohio and alleged a variety of causes of action under the federal securities laws and Ohio corporate law. Two of the class action lawsuits were later voluntarily dismissed. The remaining cases were then consolidated into one proceeding. The complaint demands money damages in an unspecified amount.

The plaintiffs in this case presently consist of 22 individuals who allegedly purchased shares of the Company's Common Stock between
February 3, 1992 and September 14, 1994.  The consolidated
complaint contains allegations intended to support the
certification of a class of plaintiffs.   The defendants include
the Company, certain directors and former officers.

The Securities and Exchange Commission has commenced a formal, private investigation of the Company arising out of the same facts which gave rise to the above-described litigation.

The Company intends to defend itself vigorously in this litigation but is unable, at this time, to determine the amount of loss, if any, that may result from these matters. Management does not believe the ultimate outcome of these matters will have a material adverse impact on the Company's financial position.

Pursuant to certain contractual obligations, the Company has agreed to indemnify its directors and officers under certain circumstances against claims arising from lawsuits. The Company may be obligated to indemnify certain of its directors and officers for the costs they may incur as a result of the lawsuits.

The Company is involved in other legal proceedings arising from the normal course of business, none of which, in management's opinion, is expected to have a material adverse impact on the Company's financial position.

(10) Segment and Geographic Information

                                                     Depreciation
                                                     and
Financial data             Operating    Identifiable Amortization Capital
by segment:        Revenue Income (Loss)  Assets     Expense      Expendi-
                                                                  tures


                              Year ended December 31, 1994
Software products
  and services    $148,450 $ (2,247)   $  82,436     $4,852     $4,259
Engineering
  services          19,097      165        9,030      1,061        391
Corporate               --       --       51,233      1,114        325

     Consolidated $167,547 $( 2,082)    $142,699     $7,027     $4,975

                             Year ended December 31, 1993

Software products
 and services     $127,473 $ (8,657)   $  67,922     $4,521     $4,340
Engineering
 services           20,132      273        8,455      1,316      1,323
Corporate               --       --       58,172      1,153        487

     Consolidated $147,605  $(8,384)    $134,549     $6,990     $6,150

                              Year ended December 31, 1992

Software products
 and services     $126,517  $12,084    $  63,562      $4,271    $7,101
Engineering
 services           22,524      129        9,721       1,453       750
Corporate               --       --       62,847       1,285       913

     Consolidated $149,041  $12,213     $136,130      $7,009    $8,764

Financial data by geographic
area (Corporate general
expenses are not allocated
to operating income by                 Operating    Identifiable
geographic area):            Revenue  Income(Loss)    Assets

                               Year ended December 31, 1994
North America               $ 71,805   $ 5,615      $ 59,168
Europe                        46,027      (599)       26,102
Far East                      49,715     1,079         6,196
Corporate                         --    (8,177)       51,233

     Consolidated           $167,547   $(2,082)     $142,699

                                 Year ended December 31, 1993
North America               $ 57,760   $ 1,407      $ 41,821
Europe                        47,497    (8,142)       30,352
Far East                      42,348     4,209         4,204
Corporate                         --    (5,858)       58,172

     Consolidated           $147,605   $(8,384)     $134,549

                                  Year ended December 31, 1992
North America               $ 54,188   $ 3,875      $ 40,550
Europe                        49,266       783        24,200
Far East                      45,587    14,447         8,533
Corporate                         --    (6,892)       62,847

     Consolidated           $149,041   $12,213      $136,130

(11)  Quarterly Results of Operations (Unaudited)

The following table sets forth selected unaudited quarterly financial information for 1994 and 1993. The Company believes that all necessary adjustments have been included to present fairly the selected quarterly information.

                      Three months ended             Year ended
                March 31,  June 30,  September   December  December
                1994       1994      30, 1994    31, 1994  31, 1994

Net revenue     $36,795   $42,709   $42,500      $45,543    $167,547
Operating
 results         (3,327)    3,507     1,535       (3,797)     (2,082)
Net income
 (loss)          (8,210)    1,592         8       (6,287)    (12,897)
Earnings (loss)
 per share         (.27)      .05        --         (.22)       (.45)*



                     Three months ended               Year ended
                March 31,   June 30,   September   December   December
                1993        1993       30, 1993    31, 1993   31, 1993

Net revenue     $33,506    $40,428    $35,057      $38,614    $147,605
Operating
 results           (47)     (2,456)    (4,117)      (1,764)     (8,384)
Net loss          (636)     (3,657)    (4,991)      (2,448)    (11,732)
Loss per share    (.02)       (.12)      (.16)        (.08)       (.39)*



*Per share amounts are not additive.