Form 10-K, Exhibit 13
period 1995-12-30
STRUCTURAL DYNAMICS RESEARCH CORP /OH/
filed 1996-03-27
CIK 820235

PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS        EXHIBIT 13

SUMMARY OF SELECTED FINANCIAL DATA
Structural Dynamics Research Corporation


                                        Year ended December 31
(in thousands,
except per share data)            1995     1994      1993     1992      1991
Statement of operations data:

 Net revenue                    $204,084  $167,547 $147,605  $149,041  $129,932


 Income (loss) before income
  taxes and cumulative effect
  of accounting changes           (1,917)  (5,168)  (7,356)    13,907    14,525

 Income (loss) before cumulative
  effect of accounting changes    (8,467)  (9,001) (11,732)     8,775     9,279

 Net income (loss)                (8,467) (12,897) (11,732)     9,475     9,279

 Earnings (loss) per share:

  Before cumulative effect of
   accounting changes               (.28)    (.31)    (.39)       .29       .31

  Net income (loss)                 (.28)    (.45)    (.39)       .31       .31

 Common and common equivalent
  shares                          29,921   28,844   29,876     30,093    29,817

Balance sheet data:

 Working capital                $ 35,695  $ 27,590 $ 27,474  $ 48,440  $ 45,207

 Total assets                    193,522   142,699  134,549   136,130   119,339

 Long-term liabilities             8,163   10,219       326        --        --

 Total shareholders' equity       77,409   72,152   84,581     92,447    80,359

Management's  Discussion and Analysis of Financial Condition  and
Results of Operations
Structural Dynamics Research Corporation



(in thousands)

The Company operates in a single industry segment providing mechanical design automation (MDA) software, product data management (PDM) software and related services. The Company's MDA product, I-DEAS Master Series, is a world-class, integrated CAD/CAM/CAE product which allows manufacturers to optimize product performance and reduct cost, while streamlining the product development process from concept through manufacturing. This total approach to product and process engineering enables significant improvements in quality, while reducing overall development time and cost. Metaphase Series 2 software, SDRC's PDM product, provides a comprehensive approach to the management and control of product information and configuration, release management and work flow.


Revenue

Consolidated revenue, including licenses and services, for 1995 rose to $204,084 compared with 1994 revenue of $167,547 and 1993 revenue of $147,605. This represents increases of 22% in 1995 and 14% in 1994. The growth is due to an increase in the Company's installed software base and the associated increase in maintenance, software services and training revenue. In 1995, the Company merged its software products marketing and engineering services subsidiaries.

Software License Revenue. Software license revenue for 1995 increased to $117,573 compared to 1994 revenue of $103,317 and 1993 revenue of $86,754. These amounts represent an increase of 14% in 1995 and 19% in 1994 which is attributed to the enthusiastic market acceptance of the I-DEAS Master Series product enhancements and increased demand for the PDM product. In 1995, PDM license revenue increased 54% over 1994. Also in 1995, the Company purchased the minority interest in SDRC GmbH. As of the acquisition date, license revenue generated by SDRC GmbH was included in the consolidated financial statements.

Software Maintenance and Services Revenue. Software maintenance and services revenue is derived from software maintenance contracts, software services and training. Combined software maintenance and services revenue increased to $86,511 in 1995 or 35% over 1994 and to $64,230 in 1994 or 6% over 1993. This revenue represents 42%, 38% and 41% of consolidated net revenue in 1995, 1994 and 1993, respectively. Software maintenance growth is due to revenue generated from maintenance contracts for both new and existing customers. Software services growth in 1995 over 1994 is primarily attributable to the increased level of I-DEAS and Metaphase Series 2 implementation and integration projects. In addition, the Company's software services revenue was impacted in 1995 by a large contract from one of its major automotive customers and a renewal of a services contract from one of its major aerospace customers. In 1994, engineering consulting revenue did not increase over 1993 due to downsizing portions of the consulting business not considered synergistic with the software segment. The Company expects that the software maintenance and services revenue will continue to increase.

Geographic. Total revenue from international operations accounted for 56%, 57% and 61% of consolidated net revenue in 1995, 1994 and 1993, respectively. The Company expects the international market to continue to account for a significant portion of total revenue.


Cost and Expenses

Cost of Revenue. Cost of revenue consists principally of the staff and related costs associated with the generation and support of software service revenue, amortization of capitalized software construction costs, royalty fees paid to third parties under licensing agreements and the cost of distributing software products.

These expenses increased to $63,073 in 1995 from $48,785 in 1994 and $46,937 in 1993. As a percentage of revenue, these costs were 31%, 29% and 32% of net consolidated revenue for 1995, 1994 and 1993, respectively. In 1994, cost of revenue as a percent of total revenue decreased primarily because staff and related costs increased at a slower rate than revenue. The Company expects that cost of revenue will continue to increase due to variable costs associated with license and related services revenue growth.

Research and Development Expenses. The Company continues to invest significant amounts in the technological advancement of its product line. Research and development expenses amounted to $20,496, $20,715 and $17,526 in 1995, 1994 and 1993,
respectively. These amounts represent 10%, 12% and 12% of net revenue for 1995, 1994 and 1993, respectively. In 1995, research and development expenses as a percent of total revenue decreased because of a reduction in staff and related staff costs which occurred in the fourth quarter of 1994 and first quarter of 1995. The Company expects that the research and development costs will increase due to the acceleration of the development of its I-DEAS Master Series software and other product initiatives.

Research and development expenses consist of expenses for development of software products which cannot be capitalized in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Research and development expenses exclude internally developed capitalized software costs of $6,928, $9,312 and $11,282 in 1995, 1994 and 1993, respectively. These capitalized amounts represent 34%, 45% and 64% of research and development expenses in 1995, 1994 and 1993, respectively. The percentage of capitalized costs to total research and development expenses has declined over the three-year period because the product development staff is using a more effective development process. With this process, more time is spent in the phases before coding begins to refine the requirements and approach, reducing the amount of software development costs that are capitalizable. Capitalized computer software costs are amortized over the useful lives of the related products, which are estimated to be no more than five years.

Selling and Marketing Expenses. Selling and marketing expenses consist of the costs associated with the world wide sales and marketing staff, advertising and product localization. These expenses amounted to $87,049, $89,628 and $80,906 in 1995, 1994 and 1993, respectively. These amounts represent 43%, 53% and 55% of net consolidated revenue for 1995, 1994 and 1993, respectively. The selling and marketing expense decrease in 1995 from 1994 is due to a reduction in staff and related staff costs partially offset by an increase in sales incentives for both the direct and indirect channels. The Company expects to continue to expand its sales organization to meet the growing customer demand for its products and services.

Throughout 1994 and 1993, the Company incurred significant expenses from increased headcount in the sales and technical support organizations to promote direct sales and support new and existing customers. The primary focus was to assist the Company's customers in their transitioning efforts to the I-DEAS Master Series product introduced in June 1993. The Company anticipated higher revenue growth to offset the incremental headcount costs from sales and support activities. In the fourth quarter of 1994 and the first quarter of 1995, the Company initiated a plan to cut costs and strengthen its competitive position by reducing its workforce.

General and Administrative Expenses. General and administrative expenses consist of costs associated with the corporate, finance, human resource and administrative staffs. General and administrative expenses amounted to $11,263, $10,379 and $9,455 in 1995, 1994 and 1993, respectively. These amounts represent 6% of net consolidated revenue for each of these years.


Equity in Losses of Affiliates

During 1992, the Company and Control Data Systems, Inc. formed a joint venture known as Metaphase Technology, Inc. (Metaphase). Metaphase is involved in developing and marketing product data management software. The Company pays royalty fees to Metaphase based upon the amount of PDM sales.

During 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG (SNI), SDRC Software and Services, GmbH (SDRC GmbH) to market the Company's software products in Central Europe. The Company's equity in the losses of affiliates represents its share of Metaphase and SDRC GmbH joint venture losses, the majority of which resulted from the SDRC GmbH joint venture.

In 1995, the Company purchased the minority interest in SDRC GmbH at its net book value. As of the acquisition date, 100% of the operating results of SDRC GmbH were included in the consolidated financial statements. The balance sheet impact increased assets by approximately $8,928, decreased long-term liabilities by $4,737, and increased current liabilities approximately $13,665. The increase in assets represented primarily cash and accounts receivable. The reduction in long-term liabilities represented the reversal of the cumulative losses offset by the recording of long-term liability of $1,927 due to SNI under a limited set of circumstances as described in the agreement between SNI and SDRC. The increase in current liabilities represented primarily accounts payable, accrued liabilities and deferred revenue.


Acquisition of CAMAX Manufacturing Technologies, Inc.

On January 16, 1996, the Company entered into a definitive agreement to acquire CAMAX Manufacturing Technologies, Inc.
(CAMAX)   and  its  wholly  owned  subsidiaries.  CAMAX  provides
computer-aided  manufacturing (CAM)  software  for  computerized-
numerical-control   machining  operations,  with   products   and
services   designed  to  simplify,  automate  and  optimize   the
machining process to streamline production and accelerate time-to-market.

SDRC will issue common stock having a market value of $30,000 in exchange for 100 percent ownership of CAMAX common stock. The acquisition is expected to be accounted for under the pooling of interests method. Completion of the transaction is subject to receipt of customary governmental approvals and CAMAX shareholders' approval.


Litigation Settlement

In December 1995, the Company and plaintiffs' counsel in a class action lawsuit entered into a Memorandum of Understanding setting forth the terms of a proposed settlement. Pursuant to the proposed settlement, the Company will establish a settlement fund of $27,600 consisting of $17,600 cash and $10,000 in the form of shares of the Company's common stock. The anticipated cost of the settlement net of estimated insurance proceeds was recorded as a 1995 expense. In January 1996, $17,600 was transferred to a settlement fund in accordance with the Memorandum of Understanding.



Other Income, Net

Other income, net, consists principally of interest income and foreign currency losses. For the three-year period ending December 31, 1995, interest income increased due to interest for income tax refunds received in 1994 and 1995, higher investment balances in 1995 and increasing interest rates throughout the period. In 1995, other income, net, is offset by a net loss of $1,878 resulting from the sale of the United Kingdom test and analysis division.

Income Taxes

During 1995 and 1994, the Company recorded tax expense of $6,550 and $3,833 on pretax losses of $1,917 and $5,168, respectively. Although the Company incurred losses in 1995 and 1994, there were provisions for income taxes in both years consisting primarily of income taxes currently payable to foreign jurisdictions and foreign withholding taxes incurred on the Company's software licensing revenue. These withholding taxes can be credited against the Company's U.S. income tax liability. The Company is not currently in a position to utilize all of these foreign tax credits (FTCs). The FTCs and other tax carryforwards are available to offset future U.S. income tax liabilities, subject to various restrictions. No tax benefit was currently recognized for the excess FTCs and other tax carryforwards since it is more likely than not that they will not be realized.

In 1994, the Company received a tax refund of $1,754 for research and experimentation credits not previously recorded.

Liquidity and Capital Resources

As of December 31, 1995, the Company had $78,167 in cash, cash equivalents and liquid investments. The Company's working capital was $35,695 and the Company had no borrowings. The Company also has an unsecured bank line of credit of $15,000.

During 1995, 1994 and 1993 the Company generated cash flows from operations of $31,343, $6,018 and $18,955, respectively. The increase in net cash provided by operations was primarily due to the increase in operating income and the increase in deferred revenue, net of the accounts receivable increase.

The  Company used $6,477, $20,053 and $19,699 during  1995,  1994 and 1993 for investing activities. The reduction in investing activities from 1994 to 1995 was primarily due to reduction in investments as defined in SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The investment balances were converted into cash and cash equivalents. The acquisition of the remaining minority interest in SDRC GmbH also resulted in a net increase in cash and cash equivalents of $1,152. Net cash used in investing activities in each of the years also includes the additions to computer software construction costs and property and equipment.

Net cash provided by financing activities was $12,646, $1,108 and $3,906 during 1995, 1994 and 1993, respectively, representing proceeds from the Company's stock option programs.

The Company's sources of liquidity and funds anticipated to be generated from operations are expected to be adequate for the
Company's cash requirements in the foreseeable future. The Company paid no dividends during the period 1993 through 1995 and intends to continue its policy of retaining earnings to finance future growth. The Company has no current commitments for material capital expenditures. See Note 10 to the consolidated financial statements for additional commitments and contingencies. The Company does not expect inflation to have a material impact on its future operations.

The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is required to be adopted by 1996. The implementation of this Statement will not have a material impact on the Company's financial statements.

The provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" will be effective for the Company in 1996. This recent standard requires that stock-based compensation either continue to be determined under Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" or in accordance with the provisions of SFAS No. 123 whereby compensation expense is recognized based on the fair value of stock-based awards on the grant date. The Company currently expects to continue to account for such awards under the provisions of APB No. 25. Although SFAS No. 123 will require additional disclosures beginning in 1996, management believes the impact of SFAS No. 123 will not be material to the Company's financial statements.




                Report of Independent Accountants



To the Board of Directors
and Shareholders of
Structural Dynamics Research Corporation



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Structural Dynamics Research Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits.





Price Waterhouse LLP

Cincinnati, Ohio
January 30, 1996

















CONSOLIDATED STATEMENT OF OPERATIONS
Structural Dynamics Research Corporation
                                  Year ended December 31
(in thousands,
except per share data)         1995       1994        1993
Revenue:
 Software licenses           $117,573     $103,317   $ 86,754
 Software maintenance
  and services                 86,511       64,230     60,851

   Net revenue                204,084      167,547    147,605

Cost of revenue                63,073       48,785     46,937

   Gross profit               141,011      118,762    100,668

Operating expenses:
 Selling and marketing         87,049       89,628     80,906
 Research and development      20,496       20,715     17,526
 General and administrative    11,263       10,379      9,455

   Total operating expenses   118,808      120,722    107,887

   Operating income (loss)     22,203       (1,960)    (7,219)
Equity in losses of
 affiliates                      (951)      (5,329)      (614)
Litigation settlement         (24,300)          --         --
Other income, net               1,131        2,121        477

Loss before income taxes and
 cumulative effect of
 accounting change             (1,917)      (5,168)    (7,356)
Income tax expense              6,550        3,833      4,376

Loss before cumulative
 effect of accounting change   (8,467)      (9,001)   (11,732)

Cumulative effect of
 accounting change                 --       (3,896)        --

Net loss                     $ (8,467)    $(12,897)  $(11,732)


Loss per share:
 Before cumulative effect
  of accounting change       $   (.28)    $   (.31)  $   (.39)
 Cumulative effect of
  accounting change                --         (.14)        --

Net loss per share           $   (.28)    $   (.45)  $   (.39)


Weighted average common
 shares outstanding            29,921       28,844     29,876

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Structural Dynamics Research Corporation


                                           December 31
(in thousands)                           1995       1994
Assets
Current assets:
 Cash and cash equivalents           $ 59,397    $ 21,885
 Short-term investments                14,305      17,296
 Trade accounts receivable, net        53,897      35,867
 Other accounts receivable             10,164       6,760
 Prepaid expenses and other current
  assets                                5,882       6,110

   Total current assets               143,645      87,918


Long-term investments                   4,465       7,059
Property and equipment, at cost:
 Computer and other equipment          34,678      36,259
 Office furniture and equipment        10,064       9,258
 Leasehold improvements                 4,058       3,799

                                       48,800      49,316
Less accumulated depreciation and
 amortization                          36,604      35,537

   Net property and equipment          12,196      13,779
Computer software construction
 costs, net                            30,568      30,854
Other assets                            2,648       3,089

   Total assets                      $193,522    $142,699



See accompanying notes to consolidated financial statements.





                                            December 31
(in thousands, except per share data)     1995       1994

Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                    $   9,938   $   6,857
 Accrued expenses                       31,411      29,495
 Accrued litigation settlement and
  related costs                         28,600          --
 Accrued income taxes                    6,396       4,262
 Deferred revenue                       31,605      19,714

   Total current liabilities           107,950      60,328

Long-term liabilities                    8,163       4,336
Cumulative share of losses in
affiliate, net                              --       5,883
Commitments and contingencies
  (Note 10)

Shareholders' equity:

 Common stock, stated value $.0069
 per share Authorized 100,000 shares;
 outstanding shares - 30,617 and
 28,897 net of 1,510 and 1,652 shares
 in treasury                               213         201
 Capital in excess of stated value      59,116      46,482
 Retained earnings                      18,261      26,728
 Foreign currency translation
  adjustment                                --        (590)
 Unrealized holding loss on
  investments                             (181)       (669)

   Total shareholders' equity           77,409      72,152

   Total liabilities and
    shareholders' equity             $ 193,522   $ 142,699

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Structural Dynamics Research Corporation
                                                              Foreign     Unrealized  Total
                     Common stock       Capital in            currency    holding     share-
                      outstanding       excess of    Retained translation loss on     holders'
(in thousands)    Shares  Stated value  stated value earnings adjustment  investments equity
December 31,1992  28,136      $195       $41,474      $51,357  $(579)     $     --    $92,447


 Transactions
  involving
  employee
  stock plans        582         4         4,067                                        4,071


 Purchases of
  treasury stock      (9)                  (165)                                         (165)

 Net loss                                             (11,732)                        (11,732)


 Foreign currency
   translation
   adjustment                                                    (40)                     (40)


December 31,1993  28,709       199        45,376       39,625   (619)           --    (84,581)

 Transactions
  involving
  employee stock
  plans              228         2        1,463                                         1,465

 Purchases of
  treasury stock     (40)                  (357)                                         (357)

 Net loss                                             (12,897)                        (12,897)


 Foreign currency
  translation
  adjustment                                                      29                       29

 Unrealized
  holding
  loss on
  investments                                                                 (669)      (669)



December 31,1994  28,897       201       46,482        26,728   (590)         (669)    72,152

 Transactions
  involving
  employee stock
  plans            1,832        13       14,521                                        14,534

 Purchases of
  treasury stock    (112)       (1)      (1,887)                                       (1,888)

 Net loss                                              (8,467)                         (8,467)


 Foreign currency
  translation                                                    590                      590
  adjustment

 Unrealized
  holding
  gain on
  investments                                                                  488        488


December 31, 1995 30,617     $ 213       $59,116      $18,261  $  --      $   (181)   $77,409



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Structural Dynamics Research Corporation

                                                 Year ended December 31
(in thousands)                                1995       1994        1993
Cash flows from operating activities:

 Net loss                                   $(8,467)  $(12,897)   $(11,732)
 Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation and amortization               6,464      7,166       7,014
  Amortization of computer software
   construction costs                         8,475      7,137       9,539
  Equity in losses of affiliates                951      5,329         614
  Postemployment benefits accounting
   change                                        --      3,896          --
  Litigation settlement                      24,300         --          --
  Loss on sale of UK test and analysis
   division                                   1,878         --          --
  Other                                        (259)       (36)        (42)
  Changes in assets and liabilities,
   net of SDRC GmbH acquisition:
   (Increase) decrease in accounts
    receivable, net                          (9,472)   (16,158)      8,468
   (Increase) decrease in prepaid
    expenses                                    429       (966)       (717)
   (Increase) decrease in other
    assets                                       11       (261)       (474)
   Increase (decrease) in accounts
    payable and accrued expenses             (3,830)     5,141       6,433
   Increase (decrease) in accrued
    income taxes                              2,134     (1,109)         13
   Increase (decrease) in deferred
    revenue                                   9,990      6,654        (141)
   Increase (decrease) in long-term
    liabilities                              (1,261)     2,122         (20)

     Net cash provided by operating
      activities                             31,343      6,018      18,955

Cash flows from investing activities:
 Purchases of investments                   (30,587)   (32,007)    (39,811)
 Proceeds from sales of investments          36,660     28,250      39,296
 Additions to property and equipment, net    (3,844)    (4,939)     (6,106)
 Proceeds from sale of UK test and
  analysis division                             524         --          --
 Additions to computer software
  construction costs                         (8,189)    (9,534)    (11,578)
 Acquisition of minority interest in
  SDRC GmbH, net of cash received             1,152         --          --
 Investment in and advances to joint
  ventures                                   (2,193)    (1,823)     (1,500)

    Net cash used in investing activities    (6,477)   (20,053)    (19,699)


Cash flows from financing activities:
 Stock issued under employee benefit plans   14,534      1,465       4,071

 Purchases of treasury stock                 (1,888)      (357)       (165)

    Net cash provided by financing
     activities                              12,646      1,108       3,906

Effect of exchange rate changes on cash          --         29         (40)
Increase (decrease) in cash and cash
 equivalents                                 37,512    (12,898)      3,122
Cash and cash equivalents:
 Beginning of period                         21,885     34,783      31,661

 End of period                              $59,397    $21,885     $34,783

Cash paid during the year for income taxes  $ 5,901    $ 3,528     $ 4,450

See accompanying notes to consolidated financial statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Structural Dynamics Research Corporation

(in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

(a)  Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company has significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

(b)       Revenue Recognition

The use of software programs is licensed through the Company's direct sales force and by specific arrangements with certain distributors, value-added resellers and other marketing representatives. Revenue generated from licenses is recognized when the following criteria have been met: (a) a written order for the unconditional license of software has been received, (b) the Company has delivered the products and performed substantially all services for which it was committed, (c) the customer is obligated to pay and (d) collectibility is probable.

Under the terms of a former licensing agreement with an OEM customer, the Company was unable to determine the amount of revenue earned until cash was received from the customer. Amounts recorded as revenue on the cash basis were $5,877 and $7,877 in 1994 and 1993, respectively. This licensing agreement was terminated by the Company in 1994.


Maintenance revenue is recognized ratably over the term of the agreement and represents the substantial component of deferred revenue. Training revenue is recognized as the services are performed.

(c)  Per Share Data

Income (loss) per common and common equivalent share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock option grants using the treasury stock method.

(d)  Cash and Cash Equivalents

The Company considers investments in interest bearing accounts, certificates of deposit, commercial paper and reverse repurchase agreements with original maturities of less than 90 days to be cash equivalents.

The Company also has an unsecured bank line of credit of $15,000.

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

The Company invests in government agency obligations which are available-for-sale and are recorded at market value. The Company also invests in certificates of deposit which are held-to-maturity and are recorded at amortized cost which approximates market value. Realized and unrealized gains and losses are determined based on the specific identification method.

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

The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is required to be adopted by 1996. The implementation of this Statement will not have a material impact on the Company's financial statements.

(g)   Computer Software Construction Costs

The Company designs, develops and markets computer software products. Costs related to the construction of software that are incurred after the technological feasibility of the product has been demonstrated are capitalized and are amortized over the useful lives of such software, which are estimated to be no more than five years. Computer software construction costs are shown net of accumulated amortization of $20,048 and $11,573 at December 31, 1995 and 1994, respectively. As of December 31, 1995 and 1994, computer software construction costs, net, include only those costs related to current software products. Amortization is calculated on a product by product basis and is the greater of the amount computed using (a) the ratio that current gross revenue bears to the total of current and anticipated future years' revenue, or (b) the straight-line method over the remaining estimated economic lives of the software products. The Company included in amortization expense approximately $3,311 for the year ended December 31, 1993 related to software construction costs determined to be non-recoverable.

(h)  Foreign Currency Translation and Hedging Contracts

For   foreign  software  operations,  the  U.S.  dollar  is   the
functional currency and foreign currency gains and losses, which are not material, are included in determining net income. Prior to the sale of the UK test and analysis division in 1995, the functional currency was the division's local currency and its assets and liabilities were translated at period-end exchange rates. Revenue, expenses, gains and losses were translated at a weighted average rate of exchange. Translation gains and losses were not included in determining net income but were accumulated in a separate component of shareholders' equity.
With the sale of the UK  test and   analysis   division,  the
accumulated   foreign   currency translation  loss  of  $590  was
realized  and  included  in  the determination of income for 1995.

In 1993 the Company began hedging certain portions of its exposure to foreign currency fluctuations, primarily the financial instruments of the Company's European subsidiaries, by utilizing forward foreign exchange contracts. At December 31, 1995, the Company had contracts to exchange foreign currencies totaling $6,250 which matured in January 1996. Gains and losses associated with these financial instruments are recorded currently in income to offset the foreign exchange gains and losses on the assets and liabilities being hedged. The interest element of the foreign currency instruments is recognized over the life of the contract. Should the counterparty to these contracts fail to meet its obligations, the Company would be exposed to foreign currency fluctuations, along with the cost, if any, to extinguish the contracts.

(i)   Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Based on the Company's historical tax position and estimates of taxable income for the next four years, a valuation allowance is provided against deferred tax assets when the Company believes it is more likely than not that the deferred tax assets will not be realized.

The Company does not accrue Federal income taxes on undistributed earnings of its foreign subsidiaries that (1) have been, or are intended to be, permanently reinvested or (2) if remitted, would not have material income tax consequences. Undistributed earnings amounted to approximately $4,331 at December 31, 1995.

(j)  Concentration of Credit Risk

The Company's revenue is generated from customers in diversified industries, primarily in North America, Europe and Asia-Pacific. The Company generated revenue from a significant customer aggregating 14%, 11% and 11% in 1995, 1994 and 1993, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential credit losses which management believes to be adequate in the circumstances.

The   Company  invests  its  excess  cash  with  major  financial institutions with strong credit ratings and, by policy, limits the amount of credit exposure in any one such institution.

(k)  Use of Estimates

The financial statements, which are prepared in conformity with generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In particular, management has utilized estimates based on the facts and circumstances existing at the date of the financial statements which are sensitive to change in the near term. The significant estimates include the estimated useful lives of computer software construction costs, the likelihood of realization of the deferred tax assets and litigation exposures.

(l)  Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, investments, accounts receivable, accounts payable, accrued expenses and forward foreign exchange contracts approximate fair value.



(m)  Postemployment Benefits

As of January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires that entities providing postemployment benefits to their employees accrue the cost of benefits, if attributable to employees' service already rendered. The Company provides severance benefits for involuntarily terminated employees. The cumulative effect of adopting SFAS No. 112 reduced income by $3,896, net of zero tax benefit, in the first quarter of 1994.

(n)  Stock-Based Compensation

The provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" will be effective for the Company in 1996. This recent standard requires that stock-based compensation either continue to be determined under Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" or in accordance with the provisions of SFAS No. 123 whereby compensation expense is recognized based on the fair value of stock-based awards on the grant date. The Company currently expects to continue to account for such awards under the provisions of APB No. 25. Although SFAS No. 123 will require additional disclosures beginning in 1996, management believes the impact of SFAS No. 123 will not be material to the Company's financial statements.

(o)  Reclassifications

Certain  amounts  have been reclassified in  the  1993  and  1994 financial statements to conform with the current year presentation. During 1995, the Company re-evaluated classifications of certain expense categories and, based on its current organizational structure, determined that certain operating expenses were more appropriately classified as cost of revenue. The Company has reflected the reclassifications in all periods presented.


(2)  Acquisition of CAMAX Manufacturing Technologies, Inc.

On January 16, 1996, the Company entered into a definitive agreement to acquire CAMAX Manufacturing Technologies, Inc. (CAMAX) and its wholly owned subsidiaries. CAMAX provides computer-aided manufacturing (CAM) software for computerized-numerical-control machining operations, with products and services designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.

SDRC will issue common stock having a market value of $30,000 in exchange for 100 percent ownership of CAMAX common stock. The total number of SDRC shares of common stock to be issued will be determined based on the market price for a twenty-day period preceding the close of the transaction.

The acquisition is expected to be accounted for under the pooling of interests method. Completion of the transaction is subject to receipt of customary governmental approvals and CAMAX shareholders' approval.

Condensed combined proforma data (unaudited) is based on the respective consolidated historical financial statements of SDRC and CAMAX adjusted to give effect to the transaction as though it had occurred as of January 1, 1993.

                                               Year ended
                                               December 31
Condensed combined proforma data
(unaudited) is as follows:                   1994    1993
Net revenue                               $185,358  $165,893

Loss before income taxes and
 cumulative effect
 of accounting changes                      (7,696)   (7,050)

Loss before cumulative effect of
 accounting changes                        (11,577)  (11,365)

Net loss                                   (15,473)  (11,365)

Loss per share:

 Before cumulative effect of
  accounting changes                          (.39)     (.37)

 Net loss                                 $   (.52) $   (.37)



SDRC's assets, long-term liabilities and shareholders' equity were $166,277, $6,272 and $90,441, respectively, at September 30, 1995.
Condensed combined proforma data as of September 30, 1995 includes assets of $175,801, long-term liabilities of $7,219 and shareholders' equity of $93,239. CAMAX data as of December 31, 1995 was not yet available.


(3)  Supplemental Consolidated Balance Sheet Data


                                               December 31
Trade accounts receivable, net, consists of:  1995    1994

Trade accounts receivable                  $56,217  $38,774
Allowance for doubtful accounts and
 reserve for returns and allowances         (2,320)  (2,907)


                                           $53,897  $35,867




                                December 31,      December 31,
                                    1995              1994
                               Fair    Amortized   Fair   Amortized
Investments consists of:       Value   Cost        Value  Cost

Short term:
 Available-for-sale U.S.
  government agency
  obligations                  $11,230 $11,239   $10,548   $10,741

Held-to-maturity
 certificates of deposit         3,075   3,075     6,748     6,748

                               $14,305 $14,314   $17,296   $17,489


Long-term:
 Available-for-sale U.S.
  government agency
  obligations                  $ 4,465 $ 4,637   $ 7,059   $ 7,535


Available-for-sale investments have maturities of $11,230 in 1996, $3,547 in 1997 and $918 in 2013.



                                            December 31
Accrued expenses consists of:            1995       1994
Accrued compensation                  $18,399      $13,171
Accrued royalties                       5,009        3,020
Accrued taxes other than income
 taxes                                  2,310        1,776
Accrued marketing costs                    88        2,715
Other                                   5,605        8,813

                                      $31,411      $29,495



(4)  Leases

Future minimum lease payments under noncancelable operating leases for the five years ending December 31, 2000 approximate $10,193, $7,488, $4,951, $3,346 and $2,673, respectively, and $33,802 thereafter.
Total rental expenses under operating leases for the years ended December 31, 1995, 1994 and 1993 were $13,730, $13,042 and $10,673, respectively.


(5)  Income Taxes

Pre-tax accounting income(loss) is as follows:

                              Year ended December 31,

                        1995         1994        1993

Domestic             $ (7,774)    $ (4,900)   $ (5,620)

Foreign                 5,857       ( 268)      (1,736)
                     ----------------------------------
                     $ (1,917)    $ (5,168)   $ (7,356)


                                         Year ended December 31
The provision for income taxes
consists of the following:             1995       1994        1993

Federal:
 Current                             $   --     $(1,754)    $   --
 Deferred                                --          --         --

                                         --      (1,754)        --
State                                   257         411        500
Foreign:
 Income taxes                         2,209       1,113        444
 Withholding taxes                    4,084       4,063      3,432

                                     $6,550     $ 3,833     $4,376


Deferred state and foreign taxes are not material.


The provision for income taxes differs
from the amounts computed by using the
statutory U.S. Federal income tax rate.

The reasons for the differences are          Year ended December 31
as follows:                                1995       1994       1993

Computed expected income tax benefit     $ (671)   $(1,809)   $(2,575)

Increase (reduction) resulting
 from:

 Foreign taxes, without current
  benefit                                 6,293      5,176      3,876
 U.S. losses without tax benefit            671      1,809      2,575
 Receipt of research and
  experimentation tax credit
  refund not previously recorded             --    (1,754)         --
 State taxes, net of federal
  benefit                                   257       411         500

                                         $6,550   $ 3,833     $ 4,376


(5)  Income Taxes - continued

The tax effects of temporary differences
that give rise to the deferred tax assets        December 31
and deferred tax liabilities are as follows:    1995       1994

Deferred tax assets:
 Revenue recognition and accounts
  receivable                                $    971  $    730
 Property and equipment                          802     1,028
 Accrued lawsuit settlement                    8,260        --
 Other liabilities and reserves                5,882     2,926
 Tax credit and net operating loss
  carryforwards                               16,023    24,412
 Other                                         1,375       792

   Total deferred tax assets                  33,313    29,888
 Valuation allowance                         (31,995)  (19,537)

   Net deferred tax assets                     1,318    10,351

Deferred tax liabilities:
 Computer software construction costs
  and capitalized research expenses,
  net of amortization                         (1,318)  (10,351)

   Total net deferred taxes                 $     --  $     --


Of the $16,023 in tax credit carryforwards available at December 31, 1995, $11,980 of foreign tax credits expire in the years 1996 through 1999, $2,792 of research and experimentation credits expire in the years 2006 through 2010, and $1,251 of alternative minimum taxes never expire.

The net change in the valuation allowance for deferred tax assets was an increase of $12,458 in 1995 and $4,909 in 1994. Of the $31,995 in valuation allowance at December 31, 1995, $11,070 is attributable to the tax benefit of stock option exercises. Such benefits will be credited to capital in excess of stated value when realized.



(6)  Joint Venture Investments

In 1992 the Company and Control Data Systems, Inc. established a joint venture company, Metaphase Technology, Inc. (Metaphase), to develop and market product data management software worldwide. The Company initially owned a 30% interest in Metaphase and increased such interest to 50% during 1993. The Company's investment in the joint venture is accounted for on the equity basis.

In March 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG (SNI). The Company and SNI contributed certain assets to the venture, SDRC Software and Services GmbH (SDRC GmbH), along with the rights to certain software products owned by SNI and made loans to the venture. Although the Company received a 50.1% interest in the venture, it did not exercise sufficient control to account for SDRC GmbH as a consolidated subsidiary.

(6)  Joint Venture Investments - continued

In 1995, the Company purchased the remaining 49.9% interest of SDRC GmbH. The acquisition was accounted for using the purchase method. Accordingly, the purchase price of $175 was allocated to assets acquired and liabilities assumed based on their fair value. As of the acquisition date, 100% of the operating results of SDRC GmbH are included in the consolidated financial statements. Proforma results of the purchase are not presented as the amounts are not material when considered in conjunction with the consolidated financial statements.

Financial data for the years ended December 31, 1995 and 1993 for Metaphase and for the year ended December 31, 1994 for Metaphase and SDRC GmbH is presented below:

                           Year ended and as of December 31
                               1995       1994        1993

Current assets              $ 3,304     $  5,905    $   764
Non-current assets            4,766        4,426      2,185
Current liabilities           8,901        8,564      1,075
Non-current liabilities       3,470        6,760      4,670
Net revenue                  11,295       14,379      3,412
Loss before income taxes       (405)     (10,483)    (1,756)
Net loss                    $  (417)    $(10,502)   $(1,756)

In 1989, the Company and Nissan Motor Co., Ltd.establised a Japanese joint venture company, ESTECH Corporation ("ESTECH") to provide engineering services in Japan and the Far East. The impact of the ESTECH results were not material to the Company's results of operations.

(7)  Other Income, Net
                                     Year ended December 31
Other income, net consists of:      1995       1994        1993

Interest income                  $ 3,480     $2,243      $ 1,642
Loss on sale of UK test and
 analysis division                (1,878)        --           --
Other, primarily foreign
 currency losses                    (471)      (122)      (1,165)

                                 $ 1,131      $2,121     $   477


In July 1995, SDRC sold its test and analysis division located in the United Kingdom to MascoTech Engineering Europe Limited (MascoTech UK) for net proceeds of $524 and realized a loss on the sale of $1,878. The loss includes foreign currency losses and estimated costs pertaining to a lease commitment.

(8)  Shareholders' Rights Plan

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

(9)  Common Stock and Employee Benefit Plans

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

Under the plans, employee options expire ten years from the date of grant and are exercisable as follows: 33% on the first anniversary of the grant date; an additional 34% on the second anniversary; and all or any remaining options on the third anniversary until expiration. Director options expire five years from the date of grant and are exercisable 50% upon expiration of six months from the grant date and all or any remaining options on the first anniversary of the grant date until expiration. As of December 31, 1995 there were approximately 3,200 shares on which options were exercisable.

Transactions with respect to the Company's stock options
for the years ended December 31, 1993, 1994 and 1995
are as follows:
                                                   Option Price
                                        Shares      Per Share
Shares under option December 31, 1992   6,386     $ 1.25-28.75

 Granted                                1,627     $13.06-20.18
 Exercised                                439     $ 1.25-16.25
 Cancelled                                164     $ 9.88-28.75

Shares under option December 31, 1993   7,410     $ 1.38-28.75

 Granted                                1,357     $ 4.31-15.94
 Exercised                                154     $ 1.38-15.94
 Cancelled                              1,368     $ 1.81-28.75

Shares under option December 31, 1994   7,245     $ 1.38-28.75

 Granted                                1,022     $ 5.63-23.38
 Exercised                              1,510     $ 1.38-24.44
 Cancelled                              1,917     $ 4.50-28.75

Shares under option December 31, 1995   4,840     $ 1.38-28.75




(9)  Common Stock and Employee Benefit Plans - continued

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

The Company provides retirement benefits to substantially all employees principally through defined contribution retirement plans. The Company's contributions to these plans are primarily based on compensation and years of service. Expenses related to these plans totaled $2,982, $2,091 and $943 in 1995, 1994 and 1993, respectively.

(10) Commitments and Contingencies

Except for the following matters, SDRC is not a party to any litigation other than ordinary routine litigation incidental to its business. Beginning in September 1994 a total of 12 class action lawsuits alleging various violations of the federal securities laws and two derivative lawsuits alleging breaches of Ohio corporate law were filed against SDRC following SDRC's public disclosure of certain accounting irregularities. All of the complaints sought unspecified damages. The class action cases were consolidated into one case (the "Class Action Case") filed in the United States District Court, Southern District of Ohio. Subsequently, the two derivative cases were consolidated into one case (the "Derivative Case") filed in the United States District Court, Southern District of Ohio.

The Class Action Case represents a direct claim against SDRC by certain named plaintiffs acting on behalf of a class of plaintiffs consisting of certain purchasers of SDRC's common stock between February 3, 1992 and September 14, 1994. In December 1995, SDRC and plaintiffs' counsel in the Class Action Case entered into a Memorandum of Understanding setting forth the terms of a proposed settlement of this case. Pursuant to the proposed settlement, SDRC will establish a settlement fund of
$27,600 consisting of $17,600 cash and $10,000 in the form of shares of SDRC's common stock (to be valued based on market prices at the time of distribution). The anticipated cost of the settlement, net of estimated insurance proceeds, was recorded as a 1995 expense. The settlement is subject to final approval of the District Court which has not yet been obtained.

The Derivative Case remains pending. The legal theory of derivative litigation is that the named plaintiffs, who are shareholders of the corporation, are pursuing claims on behalf of the corporation against third parties whose actions have injured the corporation but against whom the corporation has refused to take independent action. In such litigation the corporation is considered a "nominal" defendant. In the Derivative Case, SDRC is therefore a "nominal" defendant. The "real" defendants consist of various former officers and employees of SDRC and certain of its directors. Since the plaintiffs are theoretically acting on behalf of SDRC, any recovery in this matter would be for the benefit of SDRC. However, SDRC could nevertheless face exposure to liability through the legal obligation, which could be applicable under certain circumstances, to indemnify and hold harmless certain of the defendants against whom a judgment might be rendered. Although there can be no assurance as to the ultimate outcome of this matter, management does not believe it will have a material impact on the Company's financial position.

Based on the same facts which gave rise to the Class Action Case and the Derivative Case, the Securities and Exchange Commission commenced a formal, private investigation of SDRC in September 1994 which remains pending. SDRC is fully cooperating with this investigation but cannot predict its outcome.

(10) Commitments and Contingencies - continued

Pursuant to certain contractual obligations, the Company has agreed to indemnify its directors and officers under certain circumstances against claims arising from lawsuits. The Company may be obligated to indemnify certain of its directors and officers for the costs they may incur as a result of the lawsuits.

(11)  Segment and Geographic Information

In 1995, the Company reevaluated its industry segment reporting because of an internal reorganization and the sale of the Company's UK test and analysis division (see Note 7). The Company determined that it operates in a single industry segment providing mechanical design automation software and related services to manufacturers for the design, analysis, testing and manufacturing of mechanical products. SDRC also supplies product data management systems providing a comprehensive approach to the management and control of engineering information.


Financial data by geographic area
      is as follows:                     Operating    Identifiable
                        Revenue   Income (Loss) Assets

                            Year ended December 31, 1995

North America           $89,866       $10,112   $66,278
Europe                   57,430         7,554    38,027
Asia-Pacific             56,788        13,654    13,843
Corporate                    --        (9,117)   75,374

Consolidated           $204,084       $22,203  $193,522

                         Year ended December 31, 1994

North America          $ 71,805       $ 5,615  $ 59,168
Europe                   46,027          (477)   26,102
Asia-Pacific             49,715         1,079     6,196
Corporate                    --        (8,177)   51,233

Consolidated           $167,547       $(1,960) $142,699


                         Year ended December 31, 1993

North America          $ 57,760       $ 1,407  $ 41,821
Europe                   47,497        (6,977)   30,352
Asia-Pacific             42,348         4,209     4,204
Corporate                    --        (5,858)   58,172

Consolidated           $147,605       $(7,219) $134,549


(12)  Quarterly Results of Operations (Unaudited)

The following table sets forth selected unaudited quarterly financial information for 1995 and 1994. The Company believes that all necessary adjustments have been included to present fairly the selected quarterly information.

                                 Three months ended                  Year ended
                     March 31, June 30, September 30, December 31,  December 31,
                         1995     1995         1995          1995          1995
Revenue             $43,812    46,777      50,694         62,801      $204,084
Gross profit        $30,790    31,853      33,325         45,043      $141,011
Income(loss) before
 cumulative effect
 of accounting
 change             $   267     3,055       5,796        (17,585)     $(8,467)
Net Income(loss)    $   267     3,055       5,796        (17,585)     $(8,467)
Earnings(loss) per
 share              $   .01       .10         .18           (.58)     $  (.31)*


                           Three months ended                       Year ended
                     March 31, June 30, September 30, December 31,  December 31,
                         1994     1994          1994         1994          1994

Revenue             $36,795     42,709     42,500         45,543      $167,547
Gross profit        $26,399     30,671     28,487         33,205      $118,762
Income(loss) before
 cumulative effect
 of accounting
 change             $(4,314)     1,592          8         (6,287)     $ (9,001)
Net income(loss)    $(8,210)     1,592          8         (6,287)     $(12,897)
Earnings(loss) per
share               $  (.27)       .05         --           (.22)     $   (.45)*

*  Per share amounts are not additive.