Form 10-K405, Exhibit 13
period 1996-12-31
STRUCTURAL DYNAMICS RESEARCH CORP /OH/
filed 1997-03-25
CIK 820235

SUMMARY OF SELECTED FINANCIAL DATA
Structural Dynamics Research Corporation



                                             Year ended December 31
(in thousands, except per
 share data)                           1996     1995      1994      1993      1992
                                     ------    ------   --------  --------  --------
Statement of operations data:

Total revenue                       $285,256  $224,138 $185,358  $165,893  $167,105

Operating income (loss)               40,525    23,809   (4,462)   (6,896)   12,904

Income (loss) before income taxes
and cumulative effect of
 accounting changes                   42,325      (292)  (7,696)   (7,050)   15,022

Income (loss) before cumulative
effect of accounting changes          33,689    (7,471) (11,577)  (11,365)    9,420

Net income (loss)                     33,689    (7,471) (15,473)  (11,365)   10,987


Income (loss) per share:

 Before cumulative effect of
  accounting changes                     .97      (.24)    (.39)     (.37)      .30

 Net income (loss)                       .97      (.24)    (.52)     (.37)      .35

Common and common equivalent shares   34,790    30,930   29,853    30,885    31,179

Balance sheet data:

Working capital                     $ 66,519  $ 37,688 $ 29,801  $ 30,623  $ 51,437

Total assets                         238,079   204,384  151,937   145,258   146,279

Long-term liabilities                  8,394     8,675   11,523     1,029       985

 Total shareholders' equity          129,299    81,372   74,879    89,902    97,576


During 1993 and 1994, the Company's level of expenses increased to support technological development and to promote revenue growth.
As anticipated revenue growth did not materialize, the Company's expenses exceeded revenue resulting in operating and net losses. In 1995, the anticipated cost of the class action lawsuit settlement, net of estimated insurance proceeds, was included in the results of the operations.


Management's Discussion and Analysis of Financial Condition and Results of Operations
Structural Dynamics Research Corporation



(in thousands)

The  Company  operates  in  a  single  industry  segment   providing
mechanical design automation (MDA) software, product data management (PDM) software and related services. I-DEAS Master
Series(R)  is  a world-class,    integrated   CAD/CAM/CAE   product
  which    allows manufacturers to optimize product performance and
reduce cost,  while streamlining  the  product development process
from  concept  through manufacturing.    This   total  approach  to
product   and   process engineering  enables  significant
improvements  in  quality,   while reducing  overall  development
time and cost.   Metaphase  Series  2(R) software,  SDRC's PDM
product, provides a comprehensive approach to the management and control of product information and configuration, release management and work flow. CAMAND(R) and Smart CAM(R) are MDA products used for generating, optimizing, simulating and verifying NC programs and machine tool motion for all types of CNC machining processes.


Revenue

Consolidated revenue, including licenses and services, for 1996 rose to $285,256 compared with 1995 revenue of $224,138 and 1994 revenue of $185,358. This represents increases of 27% in 1996 and
21%  in 1995.   The  growth is due to an increase in the Company's
installed software base and the associated increase in maintenance, software services and training revenue.

Software  Licenses  Revenue.   Software  licenses  revenue  for
1996 increased to $153,058 compared to 1995 revenue of $131,211 and 1994 revenue of $115,051. These amounts represent an increase of 17% in 1996 and 14% in 1995 which is attributed to the continued market acceptance of the I-DEAS Master Series product enhancements and significant software license purchases from a large automotive customer. The Company expects continued growth in software licenses revenue.

Software Maintenance and Services Revenue.  Software maintenance and services revenue is derived from software maintenance contracts, software services and training. Combined software maintenance and services revenue increased to $132,198 in 1996 or
42% over 1995  and to  $92,927 in 1995 or 32% over 1994.   This
revenue represents  46%, 41%  and  38% of consolidated total revenue
in 1996, 1995  and  1994, respectively.   Software  maintenance
growth  is  due  to  increased revenue  generated  from  maintenance
contracts  for  both  new  and existing   customers.    Software
services   growth   is   primarily attributable to the increased
level of I-DEAS and Metaphase Series 2 implementation and integration projects. In addition, the Company's software services revenue was impacted favorably  by  a  significant contract
from  one of its major automotive customers.   The  Company expects
that the software maintenance and services revenue will continue to increase.

Geographic.   Total revenue from international operations  accounted
for  52%, 54% and 55% of consolidated total revenue in 1996, 1995
and 1994,  respectively.   In  1996, significant  increases  in
domestic revenue from a major automotive customer and slower revenue increases in Asia-Pacific resulted in declining international revenue as a percentage of total revenue. In July 1995, the Company purchased the remaining shares in SDRC GmbH. As of the acquisition date, the revenue generated by SDRC GmbH was included in the consolidated financial statements. The Company expects the international market to continue to account for a significant portion of total revenue.



Cost and Expenses

Cost  of Revenue.  Cost of revenue consists principally of the staff and  related  costs  associated with the generation  and support  of software  services  revenue,  amortization  of
capitalized  software construction  costs,  royalty  fees  paid  to
third  parties   under licensing agreements and the cost of
distributing software products.

Cost  of  licenses revenue represents variable costs associated
with the  generation  of  licenses revenue.    These  costs
increased  to $27,719  in  1996  from  $24,659  and  $20,311  in
1995  and   1994, respectively.    As  a  percent of software
licenses  revenue  these represent 18%, 19% and 18% in 1996, 1995
and 1994, respectively.   In absolute  dollars,  the Company expects
these costs to increase in direct proportion to licenses revenue growth.

Cost of maintenance and services revenue increased to $60,454 in 1996 from $40,342 and $31,347 in 1995 and 1994, respectively.
 As a percent of software maintenance and services revenue these represent 46%, 43% and 45% in 1996, 1995 and 1994, respectively.
The increase in 1996 is primarily the result of hiring and start-up costs for new employees associated with the growth in services
revenue.    The decline  in  1995  was attributable to the sale  of
our  low  margin European  services  business.   The Company expects
these costs to increase in absolute dollars in proportion to software services and maintenance growth.

Selling  and  Marketing  Expenses.  Selling  and  marketing
expenses consist  of  the  costs  associated  with  the  worldwide
sales  and marketing   staff,  advertising  and  product
localization.    These expenses amounted to $109,700, $97,272 and
$99,744 in 1996, 1995 and 1994, respectively. These amounts represent 38%, 43% and 54% of total revenue for 1996, 1995 and
1994, respectively.   1996  selling costs  as a percentage of
revenue decreased due to lower selling and marketing costs related to software services and maintenance revenue. The selling and marketing expense decrease in 1995 from 1994 is due to a reduction in staff and related staff costs partially offset by an increase in sales incentives for both the direct and indirect channels. The Company expects to continue to expand its sales organization to meet the growing customer demand for its products and services.

Research  and Development Expenses.  The Company continues to invest significant amounts in the technological advancement of its product line. Research and development expenses amounted to $30,719, $24,472 and $24,917 in 1996, 1995 and 1994,
respectively.   These  amounts represent 11%, 11% and 13% of total
revenue for 1996, 1995 and  1994, respectively.   In  1995,
research and development expenses as a percent of total revenue decreased because of a reduction in staff and related staff costs which occurred in the fourth quarter of 1994 and first quarter of 1995. The Company expects that the research and development costs will increase in absolute dollars due to the acceleration of the development of its I-DEAS Master Series software and other product initiatives.

Research and development expenses consist of expenses for development of software products which cannot be capitalized in
accordance  with Statement   of   Financial  Accounting  Standards
(SFAS)   No.   86, "Accounting for the Costs of Computer Software to
be Sold, Leased, or Otherwise  Marketed."  Research  and
development  expenses   exclude internally developed capitalized
software costs of $9,679, $6,928 and $9,312  in  1996,  1995  and
1994, respectively.   These  capitalized amounts  represent  24%,
22%  and 27% of  research  and  development expenses  in  1996, 1995
and 1994, respectively.   The  reduction  in 1995  software
capitalization was the result of a staff reduction  in early  1995.
  The staff levels were increased in 1996 to meet development needs resulting in increased software capitalization.

General and Administrative Expenses. General and administrative expenses consist of costs associated with the corporate, finance, human resource and administrative staffs. General and administrative expenses amounted to $16,139, $13,584 and $13,501 in 1996, 1995 and 1994, respectively. These amounts represent 6%, 6% and 7% of total consolidated revenue for 1996,
1995 and  1994,  respectively.   The Company expects general and
administrative costs to remain stable  as a percent of revenue.



Equity in Losses of Affiliates

During  1992,  the Company and Control Data Systems,  Inc.  formed a joint  venture  known  as  Metaphase  Technology,  Inc.
(Metaphase).  Metaphase  is  involved  in  developing and  marketing
product  data management  software.   The Company pays royalty  fees
to  Metaphase based upon the amount of PDM sales.

During 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG (SNI), SDRC Software and Services, GmbH (SDRC GmbH) to market the Company's software products in Central Europe. The Company's equity in the losses of affiliates represents its share of Metaphase and SDRC GmbH joint venture losses, the majority of which resulted from the SDRC GmbH
joint venture.    In  1995,  the Company  purchased the remaining
shares in SDRC GmbH at its net  book value.   As of the acquisition
date, 100% of the operating results of SDRC GmbH were included in the consolidated financial statements.

In  1996,  equity  in loss of affiliates primarily represents
SDRC's share of the Metaphase joint venture losses.

Acquisition of Metaphase Technology, Inc.

In January 1997, the Company acquired the remaining stock of Metaphase Technology, Inc. and certain assets from Control Data Systems, Inc. for approximately $31,000. The purchase price includes cash and a stock warrant. The Company expects a significant one-time charge to earnings in 1997 for the write-off
of purchased  research and  development in process.   The
transaction will be accounted  for as a purchase.

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

During 1996, SDRC issued Common Stock having a market value of $30,000 in exchange for 100 percent ownership of Camax common stock. The acquisition was accounted for under the pooling-of-interests method and all prior periods presented have been restated to reflect Camax results. In 1996, SDRC recorded other expense of $1,102 in costs related to the acquisition.

Litigation Settlement

In  December  1995, the Company and plaintiffs' counsel  in  a class action lawsuit entered into a Memorandum of Understanding setting forth the terms of a proposed settlement. Pursuant to the proposed settlement, the Company agreed to establish a settlement fund of $27,600 consisting of $17,600 cash and $10,000 in the form
of  shares of   the  Company's  common  stock.   The  anticipated
cost  of  the settlement  net  of estimated insurance proceeds was recorded as an expense in 1995. The insurance proceeds of $5,000 were received in 1996. In January 1996, $17,600 was transferred to a settlement fund in accordance with the Memorandum of
Understanding.   During 1996,  a final  settlement between the
Company and the plaintiffs was accepted by the Court and the Company expects to issue $10,000 in stock to the settlement fund during 1997.

Other Income, Net

Other  income,  net,  consists principally  of  interest  income
and foreign  currency  losses.   For the three-year  period  ended
December 31, 1996, interest income increased due to interest for income tax refunds received in 1995, higher investment balances in 1995 and 1996 and increasing interest rates throughout the period. 1996 other income is offset by a $950 settlement of the shareholders' derivative litigation. In 1995, other income, net, is offset by a net loss of $1,878 resulting from the sale of the United Kingdom test and analysis division.

Income Taxes

The  Company  recorded tax expense of $8,636, $7,179  and  $3,881 in 1996, 1995 and 1994, respectively. In each of these years (including 1995 and 1994 when the Company incurred losses), the  Company's provision  for  income  taxes consisted  primarily of income taxes currently payable to foreign jurisdictions and foreign withholding taxes incurred on the Company's software
licensing revenue.   These withholding  taxes can be credited
against the Company's U.S. income tax liability. The Company is not currently in a position to utilize all of these foreign tax credits (FTCs) on its U.S. return. The FTCs and other tax carryforwards are available to offset future U.S. income tax liabilities, subject to various restrictions. No benefit was currently recognized for a substantial portion of the Company's U.S. deferred tax assets since it is more likely than not that they will not be realized based upon the Company's current and anticipated mix of domestic and foreign pre-tax accounting income, tax credits and deductions from non-qualified stock option
exercises.   As  of December 31, 1996,   $15,353 of the valuation
allowance of $34,837 is attributable to the tax benefits of stock option exercises and such benefits will be credited to capital in excess of stated value if realized.

In 1994, the Company received a tax refund of $1,754 for research and experimentation credits not previously recorded.

Liquidity and Capital Resources

As  of  December  31, 1996, the Company had $100,289  in  cash,
cash equivalents  and liquid investments.   The Company's working
capital was $66,519 and the Company had no borrowings. The Company also has an unsecured bank line of credit of $15,000.

During  1996,  1995 and 1994 the Company generated  cash  flows from operations  of  $30,094,  $33,793  and  $8,181,  respectively.
  The increased  income in 1996 was offset by the $17,600  payout
for  the class  action  litigation  settlement.   The  increase  in
net cash provided by operations in 1995 was primarily due to the increase in operating income and the increase in deferred revenue, net of the accounts receivable increase.

The  Company used $34,238, $8,701 and $21,858 during 1996,  1995
and 1994,  respectively,  for  investing activities.   The
reduction in investing activities from 1994 to 1995 was primarily due to the conversion of marketable securities into
cash.   In 1996, the Company added  capital  equipment  of $14,250.
This consisted primarily of furniture and workstations to accommodate the increase in employee headcount.

Net cash provided by financing activities was $13,276, $12,623 and $747 during 1996, 1995 and 1994, respectively, primarily representing proceeds from the Company's stock option programs.

The Company's sources of liquidity and funds anticipated to be generated from operations are expected to be adequate for
the Company's   cash  requirements  in  the  foreseeable   future.
  The acquisition of the remaining 50% share of Metaphase
Technology,  Inc. will   be  funded with cash generated from
operations.   The  Company paid no dividends during the period 1994
through 1996 and intends to continue its policy of retaining earnings to finance future growth. The Company has no other
current commitments for material  capital expenditures.   See  Note
8 to the consolidated financial statements for additional commitments and contingencies. The Company does not expect inflation to have a material impact on its future operations.



Factors That May Affect Future Results

Forward looking statements and the Company's results are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ from those
disclosed.   Any risk and uncertainty posed by competitive,
technological or financial factors could have an immediate and significant adverse effect on the trading price of the Company's stock in any given period.

Future  results  could be impacted by factors such as customer order delays, a slower growth rate in the market, increased competition or adverse changes in general economic conditions in any of the countries in which the Company does business. The loss of a major customer or a reduction in orders from a major customer could have a significant impact to the results of
operations  in  any  particular quarter.   Historically,  a
significant portion of the Company's revenue is generated from shipments in the last month of a quarter. In addition, higher volumes of orders have been experienced in the second and fourth
quarter.  The  concentration  of  orders   makes projections  of
quarterly financial results difficult. If customers delay their orders or a disruption in the Company's distribution occurs, quarterly results of operations in any particular quarter may be
negatively  impacted.   A significant portion  of  the  Company's
revenue   is  from  the  international  market.   As  a  result,
the Company's financial results could be impacted by weakened general economic conditions, differing technological advances or preferences, volatile foreign exchange rates and government trade restrictions in any country in which the Company does business. The Company relies on distributors, representatives and value added resellers to market its products. The Company's revenue in any particular quarter may be negatively impacted by a lower than anticipated performance of any significant distributor, representative or value added reseller.

The  Company's  success is dependent on its ability  to  continue to develop, enhance and market new products to meet its customers' sophisticated needs in a timely manner and which are
consistent  with current  technological  developments.   The
Company's success also depends in part on its ability to attract and retain technical and other key employees who are in great demand, to protect the intellectual property rights of its products and to continue key relationships with third party authors. As development cycles become shorter, product quality, performance, reliability, ease of use, functionality, breadth
and integration may be impacted.   Therefore, customer   acceptance
of  new  products  cannot  be  assured.    The CAD/CAE/CAM  software
industry is highly  competitive.   The  entire industry may
experience pricing and margin pressure which as a result could adversely affect the Company's operating results and financial position.

In addition, the Company's expense levels are based, in part, on its future revenue expectations. The Company continues to increase its operating expense levels to meet the growing customer demand for the Company's products and services. If revenue is below expectations, operating results could be adversely and materially affected.
Net income may be disproportionately affected by an unexpected reduction in revenue because the Company's expense levels are generally committed in advance and a relatively small portion of the Company's expenses vary with revenue.

The  acquisition  and integration of the remaining  50%  interest in Metaphase Technology, Inc. may impact future results. Future results could also be impacted by the continued integration of the Company and Camax Manufacturing Technologies, Inc. (see Note 2 to the Consolidated Financial Statements). In addition, the Company is in the process of upgrading its world-wide
information  management system.   Such a major undertaking could
cause significant disruption as  a  result  of  unexpected delays in
the  implementation  of  this project.   There  can  be  no
assurance that the project will be completed within the projected time frame and budget.

The  trading  price of the Company's stock, like other  software and technology  stocks,  is  subject  to significant  volatility due  to factors  impacting  the overall market which  are  unrelated
to  the Company's  performance.   The historical results  of
operations and financial position of the Company are not necessarily indicative of future financial performance. If revenues or earnings fail to meet securities analysts' expectations, there could be an immediate and significant adverse impact on the trading price of the Company stock.

The Company has not experienced a material adverse impact of such risks or uncertainties and does not anticipate such an impact. However, no assurance can be given that such risks and uncertainties will not affect the Company's future results of operations or its financial position.



                  Report of Independent Accountants


To the Board of Directors
and Shareholders of
Structural Dynamics Research Corporation



In  our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Structural Dynamics Research Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements  are free of material misstatement.   An  audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 7 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits.





Cincinnati, Ohio
January 24, 1997

CONSOLIDATED STATEMENT OF OPERATIONS
Structural Dynamics Research Corporation


                                             Year ended December 31
(in thousands, except per share data)    1996        1995        1994
                                        -------     --------    ---------
Revenue:
 Software licenses                     $153,058     $131,211    $115,051
 Software maintenance and services      132,198       92,927      70,307
                                        -------      -------     -------
   Total revenue                        285,256      224,138     185,358
                                        -------      -------     -------
Cost of revenue:
 Software licenses                       27,719       24,659      20,311
 Software maintenance and services       60,454       40,342      31,347
                                        -------      -------     -------
   Total cost of revenue                 88,173       65,001      51,658
                                        -------      -------     -------
   Gross profit                         197,083      159,137     133,700
Operating expenses:
 Selling and marketing                  109,700       97,272      99,744
 Research and development                30,719       24,472      24,917
 General and administrative              16,139       13,584      13,501
                                        -------      -------     -------
   Total operating expenses             156,558      135,328     138,162
                                       --------      -------     -------
   Operating income (loss)               40,525       23,809      (4,462)
Equity in losses of affiliates             (230)        (951)     (5,329)
Acquisition costs                        (1,102)          --          --
Litigation settlement                        --      (24,300)         --
Other income, net                         3,132        1,150       2,095
                                       --------      -------     -------
Income (loss) before income taxes and
 cumulative effect of accounting change  42,325         (292)    (7,696)

Income tax expense                        8,636        7,179      3,881
                                       --------      -------     -------
Income (loss) before cumulative
 effect of accounting change             33,689       (7,471)   (11,577)

Cumulative effect of accounting
 change                                      --           --     (3,896)
                                        -------     --------   ---------
 Net income (loss)                     $ 33,689     $ (7,471)  $(15,473)
                                        =======     =========  =========

Income (loss) per share:
 Before cumulative effect of
   accounting change                   $    .97     $   (.24)  $   (.39)

 Cumulative effect of accounting
   change                                    --           --       (.13)
                                        -------     ---------  ---------
 Net income (loss) per share           $    .97     $   (.24)  $   (.52)
                                        =======     =========  =========

Weighted average common shares
 outstanding                             34,790       30,930     29,853
                                        =======     =========  =========

See accompanying notes to consolidated financial statements.




CONSOLIDATED BALANCE SHEET
Structural Dynamics Research Corporation

                                                      December 31
(in thousands, except per share data)              1996       1995
Assets
Current assets:
 Cash and cash equivalents                     $ 71,278    $ 61,848
 Marketable securities                           18,502      15,731
 Trade accounts receivable, net of
   allowances of $3,281 and $2,520               61,743      57,927
 Other accounts receivable                        7,464      10,236
 Prepaid expenses and other current assets        7,918       6,283
                                                 ------    --------

   Total current assets                         166,905     152,025
Marketable securities                            10,509       4,465
Net property and equipment                       20,945      14,521
Computer software construction costs, net        28,614      30,568
Other assets                                     11,106       2,805
                                                -------     -------
   Total assets                                $238,079    $204,384
                                                =======     =======

Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                              $  9,695    $ 10,602
 Accrued expenses                                14,926      14,728
 Accrued compensation                            21,119      19,234
 Accrued litigation settlement and
   related costs                                 10,104      28,600
 Accrued income taxes                             8,082       6,396
 Deferred revenue                                36,460      34,777
                                                -------     -------
   Total current liabilities                    100,386     114,337
                                                -------     -------
Other long-term liabilities                       8,394       8,675
Commitments and contingencies (Note 8)
Shareholders' equity:
 Common stock, stated value $.0069 per share
  Authorized 100,000 shares;
  outstanding shares - 32,760 and
  31,584 net of 1,542 and 1,510
  shares in treasury                                228         220
 Capital in excess of stated value               87,292      73,512
 Retained earnings                               41,510       7,821
 Foreign currency translation adjustment            298          --
 Unrealized holding loss on investments             (29)       (181)
                                                -------     -------
   Total shareholders' equity                   129,299      81,372
                                                -------     -------
   Total liabilities and
    shareholders' equity                       $238,079    $204,384
                                                =======     =======


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Structural Dynamics Research Corporation


                                                                    Foreign      Unrealized     Total
                      Common stock         Capital in               currency     holding gain   share-
                      outstanding          excess of     Retained   translation  (loss) on      holders'
(in thousands)     Shares    Stated value  stated value  earnings   adjustment   investments    equity
                   -------   ------------  ------------  --------   ----------   -----------    ------
December 31, 1993
 As previously
  reported         28,709       $199        $45,376      $39,625     $(619)        $     --     $ 84,581

 Pooling-of-
 interests (Note 2)   967          7         14,174       (8,860)                                  5,321
                   ------       ----         ------       ------      -----         -------      -------
December 31, 1993,
 as restated       29,676        206         59,550       30,765      (619)              --       89,902

 Transactions
  involving
  employee stock
  plans               228          2          1,558                                                1,560

 Purchases of
  treasury stock      (40)                     (470)                                                (470)

 Net loss                                                (15,473)                                (15,473)

 Foreign currency
   translation
   adjustment                                                           29                            29

 Unrealized holding
  loss on marketable
  securities                                                                           (669)        (669)
                   ------       ----         ------       -------     -----           ------      -------
December 31, 1994,
 as restated       29,864        208         60,638       15,292      (590)            (669)      74,879


 Transactions
  involving
   employee stock
   plans            1,832         13         14,761                                               14,774

 Purchases of
  treasury stock     (112)        (1)        (1,887)                                              (1,888)

 Net loss                                                 (7,471)                                 (7,471)

 Foreign currency
   translation
   adjustment                                                          590                           590

 Unrealized holding
  gain on marketable
  securities                                                                            488          488
                   --------      -----       -------      -------     -----            -----      ------
December 31, 1995,
 as restated       31,584        220         73,512        7,821        --             (181)      81,372

 Transactions
  involving
  employee stock
  plans             1,267          9         17,704                                               17,713

 Purchases of
  treasury stock      (91)        (1)        (2,688)                                             (2,689)

 Payment for Camax
  dissenter's rights                         (1,236)                                             (1,236)

 Net income                                               33,689                                 33,689

 Foreign currency
  translation
  adjustment                                                           298                          298

 Unrealized holding
  gain on marketable
  securities                                                                            152         152
                   ------       ----        -------      --------   ------            ------   --------
December 31, 1996  32,760       $228        $87,292      $41,510     $ 298            $ (29)   $129,299
                   ======       =====       =======      ========   ======            ======   ========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS

Structural Dynamics Research
Corporation

                                             Year ended December 31

(in thousands)                              1996      1995      1994
                                           ------    ------    ------
Cash flows from operating activities:
 Net income (loss)                       $ 33,689   $ (7,471) $(15,473)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation and amortization             8,073      7,697     8,479
  Amortization of computer software
   construction costs                      11,779      8,475     7,137
  Deferred taxes                           (2,125)       563         4
  Equity in losses of affiliates              230        951     5,329
  Litigation settlement                        --     24,300        --
  Loss on sale of UK test and analysis
   division                                    --      1,878        --
  Postemployment benefits accounting
   change                                      --         --     3,896
  Other                                       (17)      (282)      971
  Changes in assets and liabilities, net of
     SDRC GmbH 1995 acquisition:
     Increase in accounts receivable, net  (1,044)   (10,699)  (14,396)
     (Increase) decrease in prepaid
      expenses                             (1,635)       696      (790)
     (Increase) decrease in other
      assets                               (7,261)       564      (233)
     Decrease in current long-term debt        --        (19)       (5)
     (Decrease) increase  in accounts
      payable and accrued expenses        (17,320)    (3,793)    5,243
     Increase (decrease) in accrued
      income taxes                          1,686      2,134    (1,109)
     Increase in deferred revenue           1,683     10,623     7,010
     Increase (decrease) in other long-
      term liabilities                      2,356     (1,824)    2,118
                                           ------    --------   ------
      Net cash provided by operating
        activities                         30,094     33,793     8,181
                                           ------    --------   ------
Cash flows from investing activities:
 Purchases of marketable securities       (25,612)   (32,781)  (33,835)
 Proceeds from sales of marketable
   securities                              16,949     38,492    29,112
 Additions to property and equipment,
  net                                     (14,250)    (5,706)   (5,778)
 Proceeds from sale of UK test and
  analysis division                            --        524        --
 Additions to computer software
  construction costs                       (9,825)    (8,189)   (9,534)
 Acquisition of remaining shares of
  SDRC GmbH, net of cash received              --      1,152        --
 Investment in and advances to joint
  ventures                                 (1,500)    (2,193)   (1,823)
                                           ------     ------    ------
     Net cash used in investing
      activities                          (34,238)    (8,701)  (21,858)
                                           ------     ------    ------
Cash flows from financing activities:
 Issuance of common stock                  17,713     14,774     1,560
 Purchases of treasury stock               (2,689)    (1,888)     (470)
 Payment for Camax dissenter's rights      (1,236)        --        --
 Issuance of long-term debt                    --        371       361
 Repayment of long-term debt                 (512)      (634)     (704)
                                           -------    -------   -------
      Net cash provided by financing
        activities                         13,276     12,623       747
                                           -------    -------   -------
Effect of exchange rate changes on cash       298         --        29
                                           -------    -------   -------
Increase (decrease) in cash and cash
 equivalents                                9,430     37,715   (12,901)
Cash and cash equivalents:
 Beginning of period                       61,848     24,133    37,034
                                           ------    -------   -------
 End of period                           $ 71,278   $ 61,848  $ 24,133
                                           ======    =======   =======
Cash paid during the year for income
  taxes                                  $ 10,462   $  5,941  $  3,425
                                           ======    =======   =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Structural Dynamics Research Corporation


(in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

Business

Structural Dynamics Research Corporation (the "Company" or "SDRC") is a leading international supplier of mechanical design automation (MDA) software, product data management (PDM) software and related services.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company has significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The financial statements, which are prepared in conformity with generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes.
 Actual results could differ from those estimates. Significant estimates based on the facts and circumstances existing at the date of the financial statements include the estimated useful lives of computer software construction costs and the likelihood of realization of the deferred tax assets.

Revenue Recognition

The use of software programs is licensed through the Company's direct sales force and by specific arrangements with certain distributors, value-added resellers and other marketing
representatives.   Revenue generated  from  licenses is recognized
when the following criteria have been met: (a) a written order for the unconditional license of software and a software license
agreement have been received,   (b) the  Company  has shipped the
products to the customer and performed substantially all services for which it was committed, (c) the customer is obligated to pay and (d) collectibility is probable.

Under the terms of a former licensing agreement with an OEM customer, the Company was unable to determine the amount of revenue earned until cash was received from the customer. In 1994, when the Company terminated this licensing agreement, revenue totaling $5,877 was recorded on the cash basis.

Revenue from maintenance contracts is recognized ratably over the term of the agreement and the deferred portion represents the substantial component of deferred revenue. Revenue from engineering consulting, customer training and other services is recognized as the service is performed.

Cost of Revenue

The cost of licenses primarily consists of the cost of distributing the software products and an allocation of the amortization of capitalized software construction costs and royalty fees paid to third parties under licensing agreements.
 Cost of maintenance and services primarily consists of the staff and related costs associated with the generation and support of software service revenue and an allocation of the amortization of capitalized software construction costs and royalty fees paid
to  third  parties  under  licensing agreements.   The allocation
between cost of licenses and maintenance and services is based upon the percentage of the related revenue source to total
revenue.   Management believes that the methodology for allocating
the costs is reasonable.



(1)  Summary of Significant Accounting Policies - continued

Cash Equivalents and Marketable Securities

Cash  equivalents  include  highly  liquid  investments  in
interest bearing accounts, commercial paper and reverse repurchase agreements with an original maturity of less than 90 days.
  Marketable securities  consist  of  U.S. treasuries and U.S.
government  agency obligations.   Short-term marketable securities
have a maturity term in excess of 90 days but less than one year. Long-term marketable securities have a maturity term in excess of
one year.   The  Company also has an unused unsecured $15,000 bank
line of credit.

All  cash  equivalents and marketable securities  are  classified
as available  for sale and recorded at market value.   Unrealized
gains and  losses  are  included in a separate component  of
shareholders' equity.    Realized  and unrealized gains and losses
are  determined based on the specific identification method.

Financial Instruments

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and forward foreign exchange contracts approximate fair value due to the short-term nature of these financial instruments.

Concentrations of Credit Risk

Cash equivalents, marketable securities and accounts receivable represent a potential credit risk to the Company.
The  Company invests   its  excess  cash  with  government  and
major   financial institutions  having  strong credit ratings.
Company policy sets credit ratings and maturity terms that limit the risk of credit exposure and maintain necessary liquidity.

The  Company's revenue is generated from a significant customer
base in   diversified   industries  across  different  geographic
areas. Revenue from a customer represented 11% of consolidated revenue in 1996 and a distributor represented 12%, 13% and 10% of consolidated revenue in 1996, 1995 and 1994, respectively. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses related to an individual customer or groups of customers in any particular geographic
area.   Management  believes allowances   for  potential  credit
losses  are  adequate   in   the circumstances.

Foreign Currency Translation

For  1996 the functional currency of the international operations
is the  local  currency.   Foreign  currency  financial  statements
are translated at period-end exchange rates for assets and liabilities and at weighted average exchange rates for the results of operations. The translation gains and losses, which were not material, are accumulated in a separate component of shareholders'
equity.    The functional  currency changed to the operations' local
currency  from the U.S. dollar in 1996 based upon changes in the
Company's operating and  economic  environment.   The Company's
European operations  have become   more  autonomous  due  to
improved  profitability  of   the subsidiaries and have generated
sufficient cash flows from operations to support their operating and capital needs. Utilization of local European resources have been expanded due to the local European customer demand of implementation, support and customization of the Company's software  products  and the establishment  of  a  European product
development staff.   Prior to 1996, for operations where  the
functional currency was the U.S. dollar, the foreign currency gains and losses, which were not material, were included in determining the results of operations.

Foreign Exchange Contracts

The   Company   enters   into  forward  foreign  exchange  contracts
denominated  in foreign currencies to hedge certain foreign
currency denominated  receivables.   Any market gains  and  losses
associated with these financial instruments are recorded currently in income to offset any gains and losses arising from foreign currency exchange transactions. The resulting gains and losses were not material. The interest element of the foreign currency instruments is recognized over the life of the contract. As
of   December  31,  1996,  the Company   did  not  have  any
forward  foreign  exchange   contracts outstanding.


(1)  Summary of Significant Accounting Policies - continued


Property and Equipment

Depreciation  for property and equipment is primarily computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the estimated useful life of the improvement. The general ranges of years used in calculating depreciation and amortization are: computer and other
equipment,  2-5 years;   office   furniture  and  equipment,   7
years;   leasehold improvements, 1-10 years.

Computer Software Construction Costs

The Company designs, develops and markets computer software products. Costs related to the construction of software that are incurred after the technological feasibility of the product has been demonstrated are capitalized and amortized over the useful lives of such software. Computer software construction costs are shown net of accumulated amortization of $32,022 and $20,243 at
December 31, 1996  and  1995, respectively.   Beginning in 1996, the
Company began amortizing the software construction costs related to new releases of the I-DEAS Master Series product over a
three year   period  based  upon  the estimated  future  economic
life of the  product.    Amortization  is calculated on a
product-by-product basis and is the greater of the ratio that current product revenue bears to the total of current and anticipated future years' revenue or the straight-line method over the remaining estimated economic lives of the software products.

Income Taxes

In accordance with Statement of Financial Accounting Standards
(SFAS) No.  109,  "Accounting  for Income Taxes," deferred  tax
assets  and liabilities   are   recognized  for  the  future   tax
 consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. As of December 31, 1996, no benefit was currently recognized for a substantial portion of the Company's U.S. deferred tax assets since it is more likely than not that they will not be realized based upon the Company's current and anticipated mix over the next four years of domestic and foreign pre-tax accounting income, tax credits, and deductions from non-qualified stock option exercises.

The Company does not accrue Federal income taxes on undistributed earnings of its foreign subsidiaries that (1) have been, or are intended to be, permanently reinvested or (2) if
remitted, would  not have   material  income  tax  consequences.
Undistributed   earnings amounted to approximately $12,396 at
December 31, 1996.

Per Share Data

Income  (loss)  per  common and common equivalent share  is
computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Primary and fully diluted income (loss) per share and common and common equivalent shares are the same for all periods
presented.   Dilutive  common equivalent  shares  are  calculated
using the treasury method and consist of stock option grants and an estimated number of shares to be issued in settlement of litigation (see Note 8).


(2)  Business Acquisitions

Metaphase Technology, Inc.

In 1992 the Company and Control Data Systems, Inc. established a joint venture company, Metaphase Technology, Inc. (Metaphase), to develop and market product data management software worldwide.
 The Company initially owned a 30% interest and increased such
interest to 50%  during  1993.   The Company's investment in
Metaphase  has  been accounted for on the equity basis.

In January 1997 the Company acquired the remaining stock of
Metaphase and  certain  assets  of  Control Data  Systems,  Inc.'s
global  PDM software   sales  and  support  business.   The
purchase  price   of approximately $31,000 includes cash and a stock
warrant.  The warrant is  exercisable for 750 shares of the
Company's common stock  without par  value  at  the exercise price
of $28 per share  and  expires  on December 31, 1998.   The
acquisition will be accounted for using  the purchase method.

Camax Manufacturing Technologies, Inc.

In   June  1996  the  Company  completed  the  acquisition  of
Camax Manufacturing Technologies, Inc. (Camax) and its wholly owned subsidiaries. Camax provides computer-aided manufacturing
 (CAM) software for computerized-numerical-control machining operations. The Camax products and services are designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.

In  exchange  for 100 percent ownership of Camax common  stock,
SDRC issued  approximately  967  shares of  SDRC  common  stock  and
paid approximately   $1,236   to  a  Camax  shareholder   who
exercised dissenter's  rights.   The market value of the shares and
cash  paid was   approximately  $30,000.  Acquisition  charges  of
$1,102 were recorded in the second quarter of 1996. The acquisition has been accounted for as a pooling-of-interests. All historical financial data of the Company has been restated to include the results of Camax for all periods presented.


Revenue and
net income
(loss) of the
separate companies
for the periods
before the          Three months  Year ended  Year ended
acquisition         ended March   December    December
are as follows:     31, 1996      31, 1995    31, 1994

Revenue:
 SDRC               $60,971       $204,084     $167,547
 Camax                4,078         20,054       17,811
                     ------       --------     ---------
   Total revenue    $65,049       $224,138     $185,358
                     ======       ========     =========

Net income (loss):
 SDRC               $ 6,860       $ (8,467)    $(12,897)
 Camax                 (504)           996       (2,576)
                     ------       --------      -------
  Net income (loss) $ 6,356       $ (7,471)    $(15,473)
                     ======       ========      =======

Adjustments recorded to adopt the same accounting practices are not material to the consolidated financial statements.

(2)  Business Acquisitions - continued

SDRC Software and Services, GmbH

In 1994 the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG and in 1995 purchased the remaining interest of SDRC GmbH. The acquisition was accounted for using the purchase method. As of the acquisition date, 100% of the operating results of SDRC GmbH are included in the consolidated financial statements. Proforma results of the purchase are not presented as the amounts are not material to the consolidated financial statements.

ESTECH Corporation

In 1989 the Company and Nissan Motor Co., Ltd. established a
Japanese joint   venture  company,  ESTECH  Corporation  (ESTECH)
to  provide engineering  services  in  Japan and  the  Asia-Pacific
areas.   The Company owns a 30% interest in ESTECH.  The impact of
its results are not material to the Company's results of operations.

Joint Venture Data

Financial data for the year ended December 31, 1995 for Metaphase
and for  the year ended     December 31, 1994 for Metaphase and SDRC
GmbH is presented below:

                           Year ended and as of December 31
                                   1995       1994

Current assets                  $ 3,304    $  5,905
Non-current assets                4,766       4,426
Current liabilities               8,901       8,564
Non-current liabilities           3,470       6,760
Net revenue                      11,295      14,379
Loss before income taxes           (405)    (10,483)
Net loss                        $  (417)   $(10,502



The financial impact of Metaphase for 1996 is not considered material.



(3)  Marketable Securities

                              December 31,      December 31,
                                  1996              1995
                               Fair   Amortized  Fair   Amortized
Marketable                    Value   Cost       Value   Cost
securities consist of:
Short-term:
 Available-for-sale         $18,502  $18,468   $11,231   $11,240
 Held-to-maturity
  certificates of deposit        --       --     4,500     4,500
                            --------  ------    ------    ------
Total short-term marketable
 securities                 $18,502  $18,468   $15,731   $15,740
                            ========  ======    ======    ======
Long-term:
 Available-for-sale         $10,509  $10,572   $ 4,465   $ 4,637
                            ========  ======    ======    ======


Available-for-sale marketable securities have maturities of $18,502 in 1997, $9,620 in 1998 and $889 in 2013.

(4)  Property and Equipment


Property and equipment,                      December 31
recorded at cost, consist of:            1996              1995
Property and equipment, at cost:
 Computer and other equipment         $ 49,376         $ 40,164
 Office furniture and equipment         14,535           11,762
 Leasehold improvements                  5,695            4,125
                                        ------           ------
                                        69,606           56,051
Less accumulated depreciation and
  amortization                         (48,661)         (41,530)
                                        ------           ------
   Net property and equipment         $ 20,945         $ 14,521
                                        ======           ======

Future  minimum  lease payments under noncancelable operating leases for the five years ending December 31, 2001 approximate $11,785, $10,290, $6,646, $4,292 and $3,928, respectively, and
 $41,523 thereafter.   Total rental expenses under operating  leases
for the years ended December 31, 1996, 1995 and 1994 were $16,426, $14,576 and $13,811, respectively.


(5)  Income Taxes

                                      Year ended December 31
Pre-tax accounting income (loss)
consists of the following:          1996       1995        1994
 Domestic                          $27,777    $(6,164)   $(7,443)
 Foreign                            14,548      5,872       (253)
                                    ------     ------     ------
                                   $42,325    $  (292)   $(7,696)
                                    ======     ======     ======

                                       Year ended December 31
The provision for income taxes
consists of the following:           1996       1995        1994

Federal:
 Current                          $ 1,234    $   35      $(1,722)
 Deferred                          (2,125)      563            4
                                   ------     -----       ------
                                     (891)      598       (1,718)

State                               1,418       282          418
Foreign:
 Income taxes                       3,125     2,215        1,118
 Withholding taxes                  4,984     4,084        4,063
                                   ------    ------       ------
   Income tax expense             $ 8,636    $7,179      $ 3,881
                                   ======    ======       ======

Deferred state and foreign taxes are not material.


The provision for income
taxes differs from the
amounts computed by using the
statutory U.S.
Federal income tax rate.
The reasons for the differences             Year ended December 31
are as follows:                         1996        1995          1994
                                       ------      ------        ------
Computed expected income tax
 expense (benefit)                     $14,814      $  (102)    $(2,694)
Increase (reduction) resulting
 from:
 Foreign withholding taxes, without
  current benefit                           --        4,084       4,063
 Foreign income taxed at other than
  the U.S.statutory rate                (1,966)         160       1,207

 U.S. losses without tax benefit            --        2,157       2,605
 Utilization of U.S. tax
  carryforwards                         (4,806)          --          --
 Receipt of research and
  experimentation tax credit
  refund not previously recorded            --           --      (1,754)
 Change in net deferred taxes           (2,125)         563           4
 Alternative minimum taxes               1,125           --          --
 State taxes, net of federal
  benefit                                  922          282         418
 Other                                     672           35          32
                                        ------       ------      ------
   Income tax expense                  $ 8,636       $7,179     $ 3,881
                                        ======       ======      ======

The tax effects of temporary
differences that
give rise to the
deferred tax assets and
deferred tax liabilities                            December 31,
are as follows:                                   1996       1995

Deferred tax assets:
 Revenue recognition and accounts receivable  $  2,580   $  1,997
 Property and equipment                          1,114      1,297
 Computer software construction costs and
  capitalized research expenses,
  net of amortization                           10,794        229
 Accrued lawsuit settlement                      3,536      8,260
 Other liabilities and reserves                  5,006      6,247
 Tax credit and net operating loss
  carryforwards                                 12,482     17,103
 Other                                           1,450      1,380
                                               -------    -------
   Total deferred tax assets                    36,962     36,513
 Valuation allowance                           (34,837)   (36,513)
                                                -------    -------
   Net deferred tax assets                       2,125         --
                                               -------    -------
Deferred tax liabilities                            --         --
                                               -------    -------
   Total net deferred taxes                  $   2,125   $     --
                                                =======    =======

Of the $12,482 in tax carryforwards available at December 31, 1996, $6,908 expire in the years 1997 through 2000 and the remainder expire thereafter through the year 2011. $2,125 of alternative minimum taxes never expire.

The net change in the valuation allowance for deferred tax assets was a decrease of $1,676 in 1996 and an increase of $12,679 in 1995.
 Of the $34,837 in valuation allowance at December 31, 1996, $15,353 is attributable to the tax benefit of stock option
exercises.   Such benefits  will be credited to capital in excess of
stated value  when realized.



(6)  Shareholders' Rights Plan

In 1988 the Board of Directors adopted a Shareholders' Rights Plan to protect shareholders' interests in the event of an unsolicited attempt to gain control of the Company. Under the Shareholders' Rights Plan, shareholders are granted certain rights in the event of a triggering event ("Rights"). The Rights become exercisable if a person acquires 20% or more of the Company's outstanding common stock or announces a tender offer which would result in a person or group acquiring 20% or more of the common
stock (Distribution Date).   If, at  any  time  following the
Distribution Date, the Company has not redeemed the Rights, the Company becomes the surviving corporation in a merger or a person becomes the beneficial owner of 20% or more of the Company's common stock (Triggering Date), each holder of a Right will have the right to purchase shares of the Company's common stock having a value equal to two times the Right's exercise price of $110. If, at any time following the Triggering Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, each holder of a Right shall have the right to purchase shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 10, 1998, and may be redeemed by the Company for $.0025 per Right.



(7)  Common Stock and Employee Benefit Plans

Stock Option Plans

Under  the 1991 Employee Stock Option Plan, the Company has
reserved 5,300  shares of previously unissued common stock.   Under
the plan, options to purchase shares may be granted to key employees and executive officers at the fair market value at the date of grant.

In 1991 the adoption of the Director's Non-Discretionary Stock Option Plan converted the Amended and Restated 1986 Stock Option Plan into a non-discretionary plan allowing future grants to outside directors at the fair market value at the date of grant. Under the original 1986 plan, the Company had reserved 7,000 shares of previously unissued common stock. The status of all outstanding options previously granted to employees remained unchanged.

In 1994 the shareholders adopted the 1994 Long-Term Stock Incentive Plan, allowing stock incentives including stock options, stock appreciation rights, stock awards, and any
combination to be  granted to  employees.   The  number of shares
with respect  to  which  stock incentives may be granted in one
calendar year shall not exceed 4% of the   Company's  issued  and
outstanding  common  stock.   No  stock incentives  other than
non-qualified stock options have been  granted under the 1994 plan.

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

With  the acquisition of Camax on June 30, 1996, the Company assumed approximately 175 outstanding stock options representing all of Camax's obligations under five existing stock option plans and certain out-of-plan options. The assumed stock options and stock appreciation rights were generally granted to employees and directors of Camax at 100% of the market value at the date of
grant and expire ten  years from date of grant.   No additional
stock options will  be granted under the Camax plans.

                                Weighted           Weighted           Weighted
                                Average            Average            Average
                      Stock     Exercise  Stock    Exercise  Stock    Exercise
                      Options   Price     Options  Price     Options  Price
                      -----------------   -----------------  -----------------
                      December 31, 1996   December 31, 1995  December 31,1994
Outstanding at
beginning
 of the year            5,008   $12.09     7,289    $12.58    7,446   $13.19
   Granted              1,337   $30.09     1,143    $ 7.54    1,365   $10.93
   Exercised           (1,169)  $11.11    (1,510)   $ 7.90     (153)  $ 4.92
   Cancelled             (231)  $13.93    (1,914)   $14.90   (1,369)  $14.96

Outstanding at
 end of the year        4,945   $17.10     5,008    $12.09    7,289   $12.58

Options
 exercisable
 at year end            2,935   $13.71     3,227    $13.36    5,310   $12.45


The weighted average fair value of options granted in 1996 was $13.76 and in 1995 was $3.69.

Information regarding options outstanding as of December 31, 1996 is as follows:

                                Weighted
                                Average      Weighted                Weighted
                   Stock        Remaining    Average    Stock        Average
Range of           Options      Contractual  Exercise   Options      Exercise
Exercise Prices    Outstanding  Life         Price      Exercisable  Price
---------------    -----------  -----------  ---------  -----------  ---------
$ 1.38 - $ 5.50      367         2.54        $ 4.59       351        $ 4.56
$ 5.63 - $ 6.31      630         8.01        $ 6.26       180        $ 6.27
$ 7.13 - $ 9.88      182         3.76        $ 9.63       168        $ 9.71
$10.17 - $11.13      606         6.70        $11.07       411        $11.05
$11.25 - $15.06      203         5.74        $12.94       164        $12.96
$15.50 - $15.50      579         5.92        $15.50       579        $15.50
$15.94 - $16.75      583         4.79        $16.37       578        $16.36
$17.19 - $20.13      518         5.38        $19.94       424        $20.06
$20.19 - $20.44      175         8.03        $26.00        52        $27.22
$29.44
$31.25             1,102         9.08        $31.25        28        $31.25
---------------    -----         ----        ------     -----        ------
$1.38  - $31.25    4,945         6.53        $17.10     2,935        $13.71
===============    =====         ====        ======     =====        ======


Stock Purchase Plan

Under  the Stock Purchase Plan, all domestic full-time employees who are non-executive officers are entitled to purchase the Company's common stock at 90% of fair market value. Employees electing to participate must contribute at least 1% with a maximum of 10% of the participant's base salary and commissions each month. All incidental expenses related to the issuance of these shares
including  the  10% discount  have  been  charged  to income.   The
plan has no fixed expiration date, may be terminated by the Company at any time and has no limitation on the number of shares that may be issued.


(7)  Common Stock and Employee Benefit Plans - continued

Tax Deferred Capital Accumulation Plan

The  Structural  Dynamics Research Corporation Tax  Deferred
Capital Accumulation Plan (401(k) Plan) is a defined contribution plan covering all salaried employees of the domestic
divisions  of  the Company.    Employees may make contributions to
the  401(k)  Plan  by authorizing a reduction of their compensation
of at least 1% up to  a maximum of 15%.   The Company may provide a
matching contribution in the form of Company stock or cash equal to 50% of the employee contribution, up to a maximum of 6% of the employee compensation. Participants are immediately vested in their voluntary contributions and are vested in the Company contributions after three years of continuous service.

Other Employee Benefit Plans

The   Company  provides  retirement  benefits  to  substantially
all employees   through  defined  contribution  plans.    The
Company's contributions are primarily based on employee compensation
and  years of  service.   Expenses related to the 401(k) Plan and
other  defined contribution plans were approximately $3,225, $3,044
and  $2,122   in 1996, 1995 and 1994, respectively.

Postemployment Benefits Plans

The  Company provides severance benefits for involuntarily
terminated employees  attributable to employees' prior service.   In
the  first quarter  of  1994,  the cumulative effect of adopting
SFAS No. 112 "Employers' Accounting for Postemployment Benefits" reduced income by $3,896, net of zero tax benefit.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."
Accordingly,  no compensation  cost has been recognized in the
results  of  operations for  the  stock  option  grants.    Had
compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been reduced to the pro forma amounts as follows:


                                                 1996      1995

Net income (loss) - as reported                $33,689   $(7,471)
Net income (loss) - pro forma                   28,268    (8,547)
Income (loss) per share - as reported              .97      (.24)
Income (loss) per share - pro forma            $   .81   $  (.28)

The pro forma effect on the Company's net income (loss) and income (loss) per share for 1996 and 1995 is not representative of the pro forma effect in future years. The pro forma effect does not take into consideration compensation expense related to grants made prior to 1995 or additional grants in future years which are anticipated. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of 0%; expected volatility of 62.8%; risk-free interest rate of 5.6%; and expected terms of 1.86 years, adjusted for vesting requirements.



(8) Commitments and Contingencies

Except  for  the  following matters, SDRC  is  not  a  party  to any litigation other than ordinary routine litigation incidental  to
its business.   The  Company  was a defendant  in  a  class  action
suit alleging violations of certain federal securities laws, captioned In Re: Structural Dynamics Research Corporation Securities Litigation, United States District Court, Southern
District of Ohio, Consolidated Master  File No. C-1-94-630.   In
December 1995, the parties to this matter entered into a Memorandum of Understanding for settlement, subject to final Court approval. On March 22, 1996, the Court approved the proposed settlement and a final order was entered. Pursuant to the order, a settlement fund of $37.5 million was established, consisting of $17.6 million cash provided by the Company, $10.0 million in shares of the Company's common stock (to be valued-based on the market price at the time of distribution), and $9.9 million cash provided by the Company's former accountants.
 The settlement does not constitute an admission of liability on the
part of  any defendant.   The Company's Board of Directors
determined that the settlement was in the best interest of the Company and its shareholders in light of the uncertainty of the outcome, the high cost of continued litigation, and the high level of management time and attention continued litigation would have required which could be better spent on the Company's business.

The  Company  was  a  party  to shareholders'  derivative
litigation captioned In Re: Structural Dynamics Research Corporation Derivative Litigation, United States District Court, Southern District of Ohio, Consolidated Master File No.
C-1-94-650.   The  Company  paid  the plaintiffs' counsel fees of
approximately $900 and $50 for their out-of-pocket  expenses in full
settlement of the matter.   The  parties' agreement  was approved by
the United States District Court  on  July 19, 1996.

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

(9)  Other Income, Net

                                     Year ended December 31
Other income, net consists of:    1996     1995      1994

Interest income                $ 4,535   $ 3,651   $ 2,349
Loss on sale of UK test and
  analysis division                 --    (1,878)       --
Other                           (1,403)     (623)     (254)
   Other income, net           $ 3,132   $ 1,150   $ 2,095

In July 1995, SDRC sold its test and analysis division located in the United Kingdom to MascoTech Engineering Europe Limited for net proceeds of $524 and realized a loss on the sale of $1,878. The loss includes foreign currency losses and estimated costs pertaining to a lease commitment.

Other consists of net foreign currency exchange gains and losses and, in 1996, the derivative litigation settlement.

(10)  Segment and Geographic Information

The   Company  operates  in  a  single  industry  segment
providing mechanical  design  automation  software  and  related
services   to manufacturers for the design, analysis, testing and
manufacturing  of mechanical  products.   SDRC also supplies
product data management systems providing a comprehensive approach to the management and control of engineering information.


Financial data
by geographic area            Operating     Identifiable
is as follows:        Revenue Income(Loss)    Assets
                      ------- ------------  ------------

                        Year ended December 31, 1996

North America        $136,532  $ 19,889    $ 81,140
Europe                 80,275    16,014      47,470
Asia-Pacific           68,449    16,581      18,737
Corporate                  --   (11,959)     90,732
                      -------   -------     -------
 Consolidated        $285,256  $ 40,525    $238,079
                      =======   =======     =======

                        Year ended December 31, 1995

North America        $102,271  $ 12,369    $ 67,774
Europe                 61,420     7,949      39,024
Asia-Pacific           60,447    14,929      14,637
Corporate                  --   (11,438)     82,949
                      -------   -------     -------

 Consolidated        $224,138  $ 23,809    $204,384
                      =======   =======     =======

                       Year ended December 31, 1994

North America        $ 83,750  $  5,777    $ 60,698
Europe                 48,960      (248)     26,620
Asia-Pacific           52,648     1,308       6,421
Corporate                  --   (11,299)     58,198
                      -------   -------     --------
 Consolidated         $185,358 $ (4,462)   $151,937


                                                                              Depreciation
                                                                              and
Financial data by industry segment              Operating      Identifiable   Amortization   Capital
for 1994 is as follows:               Revenue   Income (Loss)  Assets         Expense        Expenditures
                                     ---------  ------------   ------------   ------------   ------------
                                                          Year ended December 31, 1994
Software products and
 services                            $166,261   $(4,757)       $ 91,674       $6,304         $5,062
Engineering services                   19,097       295           9,030        1,061            391
Corporate                                  --        --          51,233        1,114            325
                                      -------    ------         -------       ------          -----
 Consolidated                        $185,358   $(4,462)       $151,937       $8,479         $5,778
                                      =======    ======         =======       ======          =====

Disclosure of industry segment data for 1995 and 1996 is not considered material.


(11)  Quarterly Results of Operations (Unaudited)

The following table sets forth selected unaudited quarterly financial information for 1996 and 1995. The Company believes that all necessary adjustments have been included to present fairly the selected quarterly information.


                             Three months ended                     Year ended
               March 31,   June 30,  September 30,  December 31,    December 31,
                 1996       1996        1996          1996            1996
               --------    -------   ------------   -----------    ------------
Revenue        $65,049     $66,669      $71,777        $81,761        $285,256
Gross profit   $45,912     $45,566      $49,402        $56,203        $197,083
Net income     $ 6,356     $ 6,607      $ 8,379        $12,347        $ 33,689
Earnings per
 share         $   .18     $   .19      $   .24        $  .36         $    .97



                               Three months ended                     Year ended
                   March 31,  June 30,   September 30, December 31,   December 31,
                     1995      1995          1995        1995            1995
                   --------   --------   ------------  -----------    -----------

Revenue            $48,430     $51,382   $55,747        $ 68,579     $224,138
Gross profit       $34,958     $35,958   $37,929        $ 50,292     $159,137
Net income (loss)  $   480     $ 3,036   $ 5,889        $(16,876)    $ (7,471)
Earnings (loss) per
 share             $   .02     $   .09   $   .18        $   (.54)        (.24)*

*  Per share amounts are not additive.


(12)  Common Stock Information (Unaudited)

The  Company's  common  stock is listed and traded  on  the
National Association  of  Securities       Dealers, Inc.  Automatic
Quotation (NASDAQ) National Market System.

The high and low bid prices per share for the Company's common stock as reported on the NASDAQ National Market System are contained
in the table  below.   Such quotations reflect inter-dealer  prices
without retail  mark-up,  mark-down  or commission.    The  Company
paid no dividends in 1996 or 1995 and intends to continue its policy of retaining earnings to finance future growth. There were approximately 1,300 shareholders of record as of December 31, 1996.

                          Three months ended
            March 31,   June 30,  September 30,  December 31,
              1996        1996        1996           1996

High         35 1/2      37 3/8     27 1/4        24 1/4
Low          22 1/4      19 1/2     15            17 1/8


                          Three months ended
            March 31,   June 30,   September 30,  December 31,
              1995        1995         1995         1995

High          9 5/8      15         20 1/4        30 1/2
Low           5 1/8       8 3/8     10 3/8        16