Form 10-K405, Exhibit 13
period 1998-12-31
STRUCTURAL DYNAMICS RESEARCH CORP /OH/
filed 1999-03-31
CIK 820235


Exhibit 13




SELECTED FINANCIAL DATA
Structural Dynamics Research Corporation
                                         Year ended December 31
(in thousands, except per share   1998     1997      1996      1995        1994
data)

Operating data:
  Total revenue                $403,025  $351,322  $285,256  $224,138    $185,358
  Operating income (loss)      $ 42,435  $ 37,059  $ 44,900  $ 28,355    $ (1,239)
  Net income (loss) excluding
    non-recurring
    Charges (1)                $ 38,902  $ 50,880  $ 38,148  $ 21,491    $(12,191)
  Net income (loss) before
   cumulative effect
   of accounting change        $ 35,672  $ 30,030  $ 38,148  $ (2,809)   $ (8,295)
  Net income (loss)            $ 35,672  $ 30,030  $ 38,148  $ (2,809)   $(12,191)

Common Share data:
  Basic net income (loss) per
   share                       $    .99  $    .85  $   1.11  $   (.09)   $   (.39)
  Diluted net income (loss) per
   share                       $    .93  $    .81  $   1.05  $   (.09)   $   (.39)
  Average common and common
   equivalent Shares             38,290    36,947    36,290    32,430      31,352

Balance sheet data:
  Net working capital          $108,487  $102,329  $ 68,574  $ 42,412    $ 31,322
  Total assets                 $340,754  $293,196  $239,372  $207,673    $152,192
  Long-term liabilities        $  7,872  $  7,751  $  9,281  $  9,730    $  5,640
  Total shareholders' equity   $215,774  $177,837  $130,547  $ 85,144    $ 76,414

Pro forma data: (2)

   Net income (loss)                     $ 28,096  $ 36,632  $ (4,394)   $(13,307)
   Basic net income (loss) per share     $    .80  $   1.07  $   (.14)   $   (.42)
   Diluted net income (loss) per share   $    .76  $   1.01  $   (.14)   $   (.42)

(1) Non recurring charges were $24,300 in 1995 for a shareholder,
class  action  lawsuit settlement, (See Note 8 to the       consolidated
financial statements), $20,850 and $3,230 in 1997 and 1998, respectively, for write-offs of purchased in-process research and
development.    (See   Note   2  to  the   consolidated   financial
statements).

(2) Pro forma net income and pro forma net income per share reflect the tax expense that would have been reported if Computer Aided Systems for Engineering (an S corporation for income tax reporting purposes prior to a pooling acquisition in December
1997) had been a C corporation. Beginning in 1998, the income on activity associated with Computer Aided Systems for Engineering was taxed at the Company's C corporation rates and included in income tax expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Structural Dynamics Research Corporation

(in thousands)

The following discussion and analysis should be read in conjunction with Selected Financial Data and the Company's Consolidated Financial Statements and accompanying notes. Certain statements in this report are forward-looking statements that involve risks and uncertainties, which could cause the Company's future results to differ from the expectations described herein. Forward-looking statements should be evaluated in the context of risk factors and uncertainties, some of which are described in more detail in "Factors That May Affect Future Results."

Overview

Structural  Dynamics  Research Corporation is a leading  supplier  of
enterprise  product  development  solutions  through  its  suite   of
mechanical  design  automation  ("MDA")  software  and  product  data
management  ("PDM")  software.   The  Company's  software  tools  and
related services assist manufacturers worldwide in optimizing their product development cycles by streamlining processes while managing product information and reducing cost. The Company primarily markets its MDA software under the brand name I-DEAS(TM) and its PDM software under the brand name Metaphase(TM). The Company derives its revenue from licensing software, selling maintenance contracts for license upgrade rights and customer support services, and supplying fee based customer services, such as training, consulting and implementation. The Company devotes substantial internal resources to developing new
technology  and  expanding  the scope of  its  software  tools.   The
Company also collaborates with third party developers to integrate specific functionality into its software, providing development solutions needed by the Company's customers. Over the past three years, the Company acquired four other software development companies to complement its ability to develop and market integrated software tools for its customers.

Results of Operations

For 1998, the Company's consolidated net revenue increased 15% over 1997 to $403,025. Revenue growth was led by strong sales of Metaphase licenses, software maintenance and services in all major geographic regions.
During the year, the Company invested substantial resources in key initiatives to brand its trade names, grow its sales force, expand its
product development staffs and purchase technology.   In 1998  and 1997,
the Company recorded non-recurring charges of  $3,230 and   $20,850  for
purchased  in-process  research  and  development associated   with  the
acquisition  of  Imageware  Corporation   and Metaphase  Technologies,
Inc., respectively.  Net  income,  excluding non-recurring  charges, was
$38,902, $50,880 and  $38,148  for  1998, 1997   and   1996,
respectively.   The  decline  in  the   Company's profitability  margins
in 1998 compared to the previous year is a result of its investment initiatives and a larger proportion of revenue from services, which are more cost intensive than sales of software licenses.

Revenue

The revenue from software licenses grew 3% in 1998 after growing 12% and 17% in 1997 and 1996, respectively. The smaller growth rate is due to
lower  sales  in  North  America  of  I-DEAS  licenses.   The procurement
rate  of  new  licenses by a  significant  U.S.  customer leveled  in
1998  after  major purchases in 1996  and  1997.   I-DEAS license growth
in Europe and Asia Pacific virtually offset declines in North America. Revenues from the sale of Metaphase licenses were strong, growing 27% in 1998. The Metaphase growth was driven by large orders from automotive and aerospace industry leaders.

Software maintenance and services revenue was $227,888, $180,595 and $132,198 in 1998, 1997 and 1996, respectively. Software maintenance and service revenue accounted for 57%, 51% and 46% of consolidated net revenue in 1998, 1997 and 1996, respectively. The growth and larger proportion of total revenue reflect the increased number of software licenses
installed  worldwide  over  the  last  two  years.   As  the installed
base  expanded,  contracts  for  maintenance  support   and services
increased. Revenue growth was the strongest in Europe due to large implementation projects for I-DEAS and Metaphase license customers.

Of consolidated net revenue, North America accounted for 45%, 49% and 48%; Europe, 34%, 30% and 28%; and Asia Pacific, 21%, 21% and 24% in 1998, 1997 and 1996, respectively. The Company expects that the international market will continue to account for a significant portion of total revenue in future periods. Revenue from the sale of Metaphase licenses, maintenance and services accounted for 24% of consolidated net revenue in 1998. In 1999, the Company expects total Metaphase revenue to become a larger percentage of consolidated net revenue.

Cost of Revenue

Cost of revenue consists principally of the staff and related costs associated with the generation and support of software service revenue, amortization of capitalized software costs, royalty fees paid to third parties under licensing agreements and the cost of distributing software products. The total cost of revenue was $155,936, $120,444 and $80,499 for 1998, 1997 and 1996, respectively.

The cost of licenses represented 18% of license revenue for 1998 and 15% for 1997 and 1996. The cost increased as a percent of revenue primarily
due  to higher fees paid to third party  developers.   The cost of
services and maintenance represented 55%, 53% and 44% of  the associated
revenue for 1998, 1997 and 1996, respectively.   Relative to  the
associated sales, cost of maintenance and services increased primarily due to the hiring, training and integration cost associated with expanding the workforce to meet the growing demand for software implementation, training and customer support. Europe accounted for the largest increase, growing services and customer support headcount approximately 40% in 1998. Compared to 1996, the Company allocated more fixed facility and common overhead expenses to the cost of services and maintenance in 1998 and 1997 due to the significant growth of the implementation and customer support workforces.

Selling and Marketing Expenses

Selling and marketing expenses consist of the costs associated with the worldwide sales and marketing staff, advertising and product localization. These expenses were $119,204, $105,756 and $109,700 in 1998, 1997 and 1996, respectively. These amounts represented 30%, 30% and 38% of total revenue for 1998, 1997 and 1996, respectively. The dollar increase in 1998 selling expenses over 1997 was primarily a result of advertising and an expanded sales force. During 1998, the Company initiated an advertising campaign to brand its trade names and slogans. Additionally, the Company increased the number of its sales and sales support personnel by approximately 25% from September 1997. The 1996 selling expense as a percentage of revenue was comparatively higher due to non-recurring bad debts, special commission programs and advertising on a lower base of revenue. While the Company expects selling and marketing expenses to increase in 1999, the expenses may be a slightly lower percentage of total revenue.


Research and Development Expenses

Research and development expenses consist primarily of salaries, benefits, computer equipment costs and facilities associated with the product development staff. It excludes costs which are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Research and development expense increased to $64,182 in 1998 from $49,415 in 1997 and $34,018 in 1996, representing 16%, 14% and 12% of
total  revenue for 1998, 1997 and 1996,  respectively.   The increases
were  primarily  due to sequential  increases  in  product development
staff,   including   the   acquisition   of   Metaphase Technology,  Inc.
in 1997. The Company was reimbursed $2,775 and $7,153 of product development costs by other companies in 1998 and 1997, respectively. Research and development expenses also excluded capitalized internal
software costs of $13,890, $12,957  and   $9,679 for  1998,  1997 and
1996, respectively. The increase in capitalized costs reflected the higher level of development staff and timing differences for the release of new products among the three years. Capitalized amounts represented 18%, 21% and 22% of gross research and development cost
in  1998, 1997 and 1996,  respectively.   The relative amounts of
capitalized software development cost vary  among periods  depending  on
the stage of development  being  performed  on future   product
releases.   The  Company  expects   research   and development costs to
increase in 1999 but remain stable as a  percent of total revenue.

General and Administrative Expenses

General and administrative expenses consist of costs associated with the executive, finance, legal, human resource and administrative staffs.
 General  and administrative expenses were $18,038,  $17,798 and   $16,139
in 1998, 1997 and 1996, respectively.   The  increases were  primarily a
result of a larger workforce needed to support the Company's growth. General and administrative expenses represent 4%, 5% and 6% of total
consolidated revenue for 1998, 1997  and  1996, respectively.    The
Company  expects  general  and   administrative expenses to increase but
remain stable as a percent of total  revenue in 1999.

Acquisitions and purchased in-process research and development

In November 1998, the Company acquired all outstanding stock of privately-held Imageware Corporation ("Imageware") for approximately $31,000 in cash, which was paid from the Company's existing cash balances. Imageware is a developer of free form surface-modeling and 3D inspection software tools for the automotive, aerospace and
consumer   products  industries.   The  Company  plans  to   integrate
Imageware's   surfacing  technologies  into  I-DEAS  software,   while
improving its stand-alone capabilities and links to other CAD systems. The transaction was accounted for as a purchase and the Company recorded goodwill of approximately $27,600. The Company recorded an in-process research and development charge of $3,230 for incomplete technology obtained in the acquisition. The value of the incomplete technology was based on the income approach using projected net cash inflows beginning
in late 1999 and discount rates of 17% to 24%.   The incomplete technology
includes a surface-modeling project for possible future releases. At the time of acquisition, the technology had not reached technological feasibility within the Company's integrated products and did not have
an alternative future use.   The  surface-modeling project was estimated
to be approximately 95% complete. Over the next two years, the Company expects to complete the surface-modeling project and integrate Imageware technology into I-DEAS. Completing the surface-modeling project is estimated to cost $3,000 in 1999.

The Company and Control Data Systems, Inc. ("CDSI") formed Metaphase Technology, Inc. ("MTI") as a joint venture in 1992 to develop PDM software solutions for manufacturing companies. In January 1997, the Company acquired the remaining stock of MTI and certain assets of CDSI's global PDM software sales and support business. The purchase price of approximately $33,000 included cash and a stock warrant. The
acquisition  was accounted for as a purchase.   The  acquisition included
the purchase of incomplete technology that had not reached technological feasibility and did not have an alternative future use. Accordingly, the Company recorded a one-time charge of $20,850 to write off in-process research and development. The value of the incomplete technology was
based  on  the  income  approach   using projected  net  cash inflows
beginning in 1998 and a  19.5%  discount rate.   The  incomplete
technology included projects for web access, document management and other functionality primarily related to future releases of Metaphase,
after Metaphase Enterprise  2.3.   The Company  spent  approximately
$8,000 in 1997 to complete these and other projects for Metaphase 3.0 which was released in January 1998.

In December 1997, the Company acquired all of the outstanding stock of two privately held companies doing business together as Computer Aided Systems for Engineering ("CASE") by issuing one million, five hundred thousand shares of common stock having an aggregate market value of approximately $25,000. The acquisition was accounted for as a pooling-of-interests, and accordingly, all prior periods were restated to include the results of CASE. CASE had been a third party developer of drafting software for the Company since 1984.

In June 1996, the Company acquired Camax Manufacturing Technologies, Inc. ("Camax") by issuing nine hundred sixty-seven thousand shares of common stock having a market value of $30,000 in exchange for 100 percent
ownership  of  Camax  common  stock.   The  acquisition  was accounted
for as a pooling-of-interests, and accordingly, all  prior periods  were
restated  to reflect Camax  results.   Camax  provides computer-aided
manufacturing software for computerized-numerical-control machining operations with products and services designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.


Interest and other income, net

Interest  income  was $7,655, $5,201 and $4,593 for  1998,  1997  and
1996, respectively, and increased sequentially over the past three years due to higher levels of interest bearing cash and securities held by the Company. Additionally, $670 of interest income received on a federal income tax refund was recorded in 1998.

In 1998, other income included a net gain of $2,745 from the sale of certain equipment, customer consulting contracts and customer support contracts associated with the Company's test software business, to MTS Systems Corporation ("MTS"). Under the same agreement, the Company also sold a perpetual, exclusive license to MTS for I-DEAS test
software  for  $7,000.   MTS  assumed  responsibility  for  the continual
development of the test software and for servicing the consulting and customer support contracts acquired from the Company. The Company retained the right to sell test software products and enhancements as provided by MTS. Cash inflow to the Company from the agreement was net of payments to MTS for pre-billed, customer support contracts for which MTS assumed responsibility. Also, in 1998, other income included $2,590 received from insurance settlements related to damages incurred by the Company in 1995 from a shareholder, class action lawsuit.

Income Taxes

The  Company  recorded  income tax expense of  $19,551,  $11,509  and
$8,636  in 1998, 1997 and 1996, respectively.  In 1997 and 1996,  the
Company's provision for income taxes consisted primarily of income taxes currently payable to foreign jurisdictions and foreign withholding
taxes  incurred  on  the  Company's  software  licensing revenue.   These
withholding taxes can be credited against the Company's U.S. income tax liability. The Company has not been in a position to utilize all of these foreign tax credits ("FTCs") on its U.S. return. The FTCs and other tax carryforwards are available to offset future U.S. income tax liabilities, subject to various restrictions. In 1998, the Company's provision for income taxes also included a significant charge for deferred income tax expense. While the Company is still in an alternative minimum tax position, its North American operations are now sufficiently profitable that it began utilizing a portion of its deferred tax assets.

In recent years, a substantial portion of deferred tax benefits relating to temporary differences was offset by a valuation allowance because of doubt regarding the ultimate realization of the benefits. This caused the effective tax rate to differ from the statutory rate. The factors, which necessitated the establishment of a complete valuation
allowance are not expected to be entirely present  in  the future.   The
Company has begun a process to reduce the valuation allowance during future years based on current facts and forecasted circumstances.
The  Company   will continue to monitor this situation and adjust the
valuation allowance as appropriate. As of December 31, 1998, $14,687 of the valuation allowance of $27,199 is attributable to the tax benefits of stock option exercises and such benefits will be credited to capital in excess of stated value if realized.

Pro forma income tax expense reflects the income tax expense that would have been reported if CASE (an S corporation for income tax reporting purposes prior to the acquisition) had been a C corporation for the years ended December 31, 1997 and 1996.

Comprehensive Income

Comprehensive income was $37,572, $26,083 and $38,598 in  1998,  1997 and
1996, respectively. The differences between net income and comprehensive income were primarily due to unrealized gains and losses from the translation of foreign subsidiaries' balance sheets into U.S. dollars. Net foreign currency translation losses occurred in 1997 because the U.S. dollar strengthened against the foreign currencies of the subsidiaries. In 1998, these foreign currencies gained relative to the U.S. dollar which resulted in translation gains.

Liquidity and Capital Resources

As of December 31, 1998, the Company had $122,305 in cash, cash equivalents and liquid investments. The Company's current assets totalled $225,595 and the Company had no material borrowings. The Company also has an unsecured bank line of credit of $15,000.

Cash flows generated from operations increased to $80,212 for 1998 compared to $62,981 and $36,593 for 1997 and 1996, respectively. For 1996, net operating cash flow, excluding $17,600 paid for the class action litigation settlement, was $54,193. Operating cash flows have increased due to higher net incomes and in 1998, an improved rate of customer collections relative to the sales level. Operating cash flows also vary among years due to normal variations in the timing of operating disbursements and customer receipts.

The  Company used $51,831, $55,261 and $34,278 of cash for  investing
activities  in  1998,  1997 and 1996, respectively.   Cash  was  used
primarily   for  business  acquisitions,  software  development   and
equipment  purchases.   The Company paid net  cash  of  approximately
$30,682 and $29,689 in the acquisitions of Imageware and MTI in 1998 and 1997, respectively. The Company used cash of $17,140, $13,006 and $9,825 to construct and acquire software code in 1998, 1997 and 1996, respectively. Also, the Company added equipment, exclusive of acquisitions, of $12,125, $13,640 and $14,290, respectively in 1998, 1997 and 1996, primarily for furniture and computers to accommodate the increase in employee headcount.

Net cash used by financing activities was $10,680 in 1998 and included $15,954 to purchase the Company's own common stock and
$1,753  to  retire bank debt acquired from purchased companies.   Net cash
from financing activities was $5,275 and $4,519 during 1997 and 1996, respectively, and reflects proceeds from the Company's stock option programs. Financing activities included cash distributions to CASE shareholders prior to the Company's acquisition of CASE in December 1997.

In September 1998, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase up to 3,000 shares of its own stock in the open market at management's discretion. Through December 31, 1998, the Company had purchased a total of 925 shares. The repurchase program is being funded from available working capital and is intended to offset the issuance of shares under the existing employee stock plans.

The Company's sources of liquidity and funds anticipated to be generated from operations are expected to be adequate for the Company's cash requirements in the foreseeable future. The Company has no current commitments for material capital expenditures. The Company may use portions of its cash and investments to acquire additional
companies  or  technology  that  is  complementary  to  its   product
offerings. The Company has never paid a cash dividend and intends to continue its policy of retaining earnings to finance future growth.

Recent Accounting Pronouncements

     Revenue Recognition

In   August   1997,  the  American  Institute  of  Certified   Public
Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which was effective for transactions occurring in the Company's fiscal year which began January 1, 1998. In March 1998, the AICPA issued SOP 98-4, "Deferral of the effective date of a provision of SOP 97-2" which allows companies to defer adoption of certain provisions of SOP 97-2 related to vendor-specific objective
evidence.   In December 1998, the AICPA  issued  SOP  98-9 "Modification
of  SOP  97-2" to readdress vendor-specific  objective evidence.   The
Company's adoption of SOP 97-2 in 1998 and the issuance of SOP 98-4 and SOP 98-9 did not have a significant impact on the Company's financial condition or results of operations.

     Derivatives and Hedging Activities

In  June  1998,  the  Financial  Accounting  Standards  Board  issued
Statement   of  Financial  Accounting  Standard  ("SFAS")   No.   133
"Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including forward foreign exchange contracts, and for hedging activities. The Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated receivables. SFAS No. 133 will be effective for the Company's financial reporting beginning in 2000 and cannot be applied retroactively to financial statements of prior periods. It will require entities to recognize all derivatives as either assets or liabilities in the statement of financial position and
measure those instruments at fair value.   The accounting  for gain and
losses from changes in the fair value  of  a particular  derivative  will
depend  on  the  intended  use  of  the derivative.   The  Company does
not expect the eventual adoption of SFAS No. 133 to have a material impact on the results of its operations or financial position.

Market Risk

The Company faces financial risk to changes in foreign currency exchange rates due to foreign denominated balances related to its Asian and European operations. Historically, using forward foreign
exchange   contracts,  the  Company  has  hedged  currency  exposures
associated   with  intercompany  balances  denominated   in   foreign
currencies. The Company's hedging activity is intended to offset the effect of currency fluctuations on these balances. The Company does not
engage  in  trading or speculative currency  transactions.   The Company's
outstanding  forward  foreign  exchange  contracts  mature within  90 days and did not have a material impact on the Company's operating results or financial position. Movement of exchange rates is not expected to have a material impact on the Company's financial results.

Short-term forward contracts to sell foreign currencies at December 31, 1998:

  Forward Contract  U.S.       Contract
                    Dollar     Rate

  French franc      3,500      5.60
  Korean won        1,800  1,225.04
  Japanese yen      1,500    115.00
  German mark       1,500      1.67
  Swedish krona     1,500      8.10
  Italian lira      1,500  1,654.53
  Netherland
  guilder           1,200      1.88
  Swiss franc       1,100      1.38
  Spanish peseta      600    141.84
  British pound       600       .60

The  Company also faces exposure to changes in interest  rates.   The
Company has a portfolio of marketable securities consisting of U.S. Treasury and U.S. Government agency obligations. These securities are classified as available for sale, and consequently are recorded at fair market value with unrealized gains or losses reported as a separate
component  of  stockholder's  equity.   Given  the   short maturities  and
investment grade quality of the portfolio, the interest rate exposure is not considered material. As a result, the Company does not hedge interest rate exposures.

The  following  table presents expected cash flows from  market  risk
sensitive  financial  instruments over the next  five  years.   These
financial instruments are denominated in U.S. dollars and are not held for the purpose of trading.

Interest rate sensitive marketable securities at December 31, 1998:

               Fair            Contractual Maturity
               Value   1999  2000  2001  2002    2003   thereafter

 Fixed rate
 securities   21,724  11,715 9,000                          961
 Weighted
  average
 interest rate          6.26  5.66                         5.58

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents and accounts receivable approximate fair
market  value due to the short maturities of these instruments.   The
values represent estimates of expected possible value and are subject to potential credit risk.

Factors That May Affect Future Results

The  historical results of operations and financial position  of  the
Company   are   not   necessarily  indicative  of  future   financial
performance.   The  Company's results and forward-looking  statements are subject to certain risks and uncertainties, including but not limited to those discussed below, that could cause future results to differ materially from those projected.

     Market Growth

The Company derives most of its revenues from selling software products and services to the high-end users of the product design
markets.   Market growth and the Company's ability to match  resource levels with market growth rates will directly impact its future operating results. For 1998, actual market growth rates for high-end, MDA license sales within North America deteriorated relative to beginning of the year forecasts. MDA market growth may have slowed due to preferences among new users for lower priced, mid-range products and strong capacity within the installed base of seats already sold. If MDA market growth rates continue to decline, the Company's license revenue growth, as well as maintenance and services revenue growth, is likely to slow as well.

     Resource Management

The Company invests resources in product development, selling, marketing and customer service opportunities with the expectation of revenue growth and incremental earnings. The Company's operating expense levels are planned, in part, on expected revenue growth, and the expense levels are generally committed in advance. In recent months, the Company has expanded its sales infrastructure and increased the number of software product developers. Additionally, certain technologies obtained in the Imageware acquisition will require
substantial  investment  to  meet  customer  needs.    Since expenses  are
relatively fixed in the near term, future operating results will be impacted by the Company's ability to convert invested outlays into expected revenue growth at profitable margins.

     Competition

The product development software industry is highly competitive. Companies compete based on functionality, integration, scalability,
customer  support,  market timing, price  and  other  factors.   Some
competitors have focused their efforts to develop software native  to the
Microsoft  Windows  platform.   While  the  Company's  software products
are available for a variety of vendor platforms, including Windows, they currently do not provide user interfaces or linking functionality native to Windows applications.  Customer  preferences for  the  Company's
products, including platform choices,  cannot  be assured.   The
Company's success is dependent on its ability to continue to develop, enhance and market new products to meet its customers' sophisticated needs within competitive pricing structures and in a timely manner. Consequently, the Company relies on highly skilled
technical,   sales  and  other  key   employees   who   are competitively
recruited within the software industry. Additionally, the Company relies, to a lesser degree, on third parties for development.
Failure to attract and retain key personnel and maintain important third party relationships, could have an adverse impact on future operating results. Also, the entire industry may experience pricing and margin pressure which could adversely affect the Company's operating results. The Company's success also depends, in part, on its ability to protect the intellectual property rights of its products and brand names.

     Product Distribution

Besides its own sales force, the Company relies on distributors, representatives and value-added resellers to sell a significant portion of its products. The loss of a major customer or a reduction in orders from a major customer, distributor, representative or value- added reseller could have a significant impact on the results of operations in any particular quarter. Historically, a significant portion of the Company's revenue is generated from shipments in the last month of a quarter. In addition, higher volumes of orders have been experienced in the fourth quarter. The concentration of orders makes projections of
quarterly financial  results  difficult.   If customers  delay  their
orders  or a  disruption  in  the  Company's distribution   occurs,
quarterly  results  of  operations   in   any particular  quarter may be
negatively impacted. The Company usually ships software licenses within one to two weeks after receipt of a customer order. Typically, orders exist at the end of a quarter, which have not been shipped; however, the value of such orders is not indicative of revenue results for any future period, or material to operating trends.

     International Business

A significant portion of the Company's revenues is from international
markets.   As  a  result, the Company's financial  results  could  be
impacted   by   weakened   general  economic  conditions,   differing
technological advances or preferences, volatile foreign exchange rates and government trade restrictions in any country in which the Company does business. The Company has invested sizable resources in the Asia Pacific region, particularly in Japan and South Korea. Economic instability in this region could lead to an adverse impact on the Company's operation results and financial position.




      Year 2000

The Year 2000 causes uncertainties about whether computer systems and other equipment with date sensitive hardware or software will
appropriately recognize and process dates beyond 1999.   The  failure of
software programs, computer hardware and equipment in this regard could result in business interruptions and adversely affect the Company's operating results. The Company has taken measures to address its exposure to these potential date-related failures.

The  Company's  major  exposures  to  date-related  failures  include
product  liability  for  the software tools which  it  markets.   The
Company's primary software offerings, (I-DEAS Master Series and Metaphase Enterprise), store dates in a full, four-digit format. The Company has conducted extensive testing of these software offerings,
including  integrated  third  party  functionality,  for  Year   2000
compliance ("compliance"). Based on testing to date, I-DEAS Master Series 5, Metaphase Enterprise 2.3 and their respective subsequent releases, properly recognize and process dates beyond 1999 when the underlying operating system of the host machine provides full date
information to the software.   The  Company  has tested,  and  will
continue to test, its code for new products and enhancements to ensure compliance in future software releases. Potential causes of failure will continue to be rectified in a timely manner. Compliance of product versions prior to I-DEAS Master Series 5 and Metaphase Enterprise 2.3 is not completely known; however, if there are issues of non-compliance, current customers of such products can upgrade to achieve Year 2000
compliance.   While  the software products were developed to be compliant, customizations and modifications to the products are the responsibilities of the customer and may not necessarily be compliant. To date, the Company is not aware of any customer customizations or modifications which result in significant date-related failures of otherwise compliant software.

The   Company   relies   on  third  parties  for  telecommunications,
electricity,   banking,   shipping  and  other   essential   business
operations. Additionally, its information systems depend on computer hardware, software, and other equipment also supplied by third
parties.   To reduce the uncertainty caused by third party  reliance, and mitigate  the  consequences of the Year 2000,  the  Company  has adopted a Year 2000 conversion approach with five basic phases: Awareness, Assessment, Renovation, Validation, and Implementation. The approach is being applied throughout the Company and is in differing phases among areas of exposure. The Company is in the process of identifying the critical suppliers of services and systems and assessing which, if
any, areas pose significant risks of business interruption.   So  far,  no
significant  deficiencies   have   been identified.  The Company's
enterprise management information system, SAP R/3, is Year 2000 compliant based on representations from its supplier, SAP AG.

At  this  time,  the  Company expects the  conversion  to  Year  2000
compliance  to  be  completed  in  1999.   The  total  cost  of   any
modifications necessary to achieve compliance is not expected to be material to operating results. The Company's policy, in accordance with generally accepted accounting procedures, is to expense as incurred the cost of maintenance and modification to existing systems, and to capitalize the cost of any new software or hardware and amortize that cost over the estimated useful lives of the assets.

While the Company has taken measures to reduce the risk of date-related failures, it cannot eliminate the potential for business interruption or product failure due to third party non-compliance. Additionally, Year 2000 interruptions in the Company's customer base could reduce or delay sales. With respect to contingency plans, the Company has not developed contingency plans at this time to handle significant failures. The Company will address contingency planning in 1999 for the most likely worst case scenarios.

     Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union (the "participating countries") established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the euro currency, adopting the euro as their common legal currency on that date. The legacy currencies are scheduled to remain legal tender in the participating countries as
denominations  of  the  euro  until January  1,  2002.   During  this
transition period, public and private parties may pay for goods and services using either the euro or the participating country's legacy
currency   on  a  "no  compulsion,  no  prohibition"  basis   whereby
recipients must accept euro or the legacy currency as offered by  the
payor.    A  currency  translation  process  known  as  triangulation dictates  how legacy currencies are converted to the euro  and  other
legacy  currencies.   Beginning January 1,  2002,  the  participating
countries will issue new euro-denominated bills and coins and replace the legacy currencies as legal tender in cash transactions by July 1, 2002.

Because the Company conducts a significant portion of its business in Europe, including subsidiaries in five euro participating countries, its business and operations will be affected by the euro conversion.

Management  is  addressing the euro conversion,  but  its  impact  on
future  operating  results  is  uncertain.   Management  expects  the
conversion to increase cross-border competition for its products within Europe, to a minor extent, due to easier price transparency for
customers.   While management expects the total  unit  price  of product and  taxes charged to European customers  to  converge  over time,  the
impact on the total revenues and the mix of revenues among its   European
subsidiaries  in  the  near   term   is   uncertain. Additionally,
increased cross-border competition  could  effect  the Company's  labor
cost  and eventually its  allocation  of  resources within  Europe.   The
Company  has implemented  an  upgrade  to  its management   information
system  which  includes  the   ability   to simultaneously  record
transactions in euro, perform the prescribed currency conversion computations and convert legacy currency amounts to euro. The impact of the conversion on the Company's currency risk and taxable income is not expected to be significant. In regard to contracts denominated in legacy currencies, management has not identified any third party or customer contracts whose performance might be considered unenforceable due to a currency substitution. Management will continue to monitor for significant contracts which may be void due to the conversion.

     Stock Market Volatility

The trading price of the Company's stock, like other software and technology stocks, is subject to significant volatility. If revenues or earnings fail to meet securities analysts' expectations, there could be an immediate and significant adverse impact on the trading price of the Company's stock. In addition, the Company's stock price may be affected by broader market factors that may be unrelated to the Company's performance.

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

Our independent accountants, PricewaterhouseCoopers LLP, audit the financial statements in accordance with generally accepted auditing standards, which includes the consideration of the system of internal control to the extent they deem necessary to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee composed of outside directors, meets regularly with the Company's independent accountants and management to review the adequacy of internal accounting controls, financial reporting and the extent and results of the audit effort.




/s/William J. Weyand
William J. Weyand
Chairman of the Board,
President and Chief Executive Officer




/s/Jeffrey J. Vorholt
Jeffrey J. Vorholt
Vice President,
Chief Financial Officer and Treasurer

                  Report of Independent Accountants




To the Board of Directors
and Shareholders of
Structural Dynamics Research Corporation



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Structural Dynamics Research Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the
financial  statements  are free of material misstatement.   An  audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Cincinnati, Ohio
January 25, 1999

CONSOLIDATED STATEMENT OF OPERATIONS
Structural Dynamics Research Corporation

                                        Year ended December 31
(in   thousands,  except  per  share    1998      1997       1996
data)
Revenue:
 Software licenses                     $175,137  $170,727    $153,058
 Software maintenance and services      227,888   180,595     132,198
                                       --------   -------    ---------
   Total revenue                        403,025   351,322     285,256

Cost of revenue:
 Software licenses                       30,837    25,518      22,578
 Software maintenance and services      125,099    94,926      57,921
                                       ---------  --------     -------
   Total cost of revenue                155,936   120,444      80,499
                                       ---------  --------     -------
       Gross profit                     247,089   230,878     204,757

Operating expenses:
   Selling and marketing                119,204   105,756     109,700
   Research and development              64,182    49,415      34,018
   General and administrative            18,038    17,798      16,139
   Purchased in-process research and
     development                          3,230    20,850
                                        -------   -------     --------
     Total operating expenses           204,654   193,819     159,857
                                        -------   -------     --------
Operating income                         42,435    37,059      44,900

Interest and other income, net           12,788     4,480       1,884
                                        -------   -------     -------
        Income before income taxes       55,223    41,539      46,784

Income tax expense                       19,551    11,509       8,636
                                        -------   -------      ------
        Net income                     $ 35,672  $ 30,030    $ 38,148
                                        ========  =======      ======
Basic net income per share             $    .99  $    .85    $   1.11
Diluted net income per share           $    .93  $    .81    $   1.05

Pro forma net income and per share
data:
  Income before income taxes as
   reported                                        41,539      46,784
  Pro forma income tax expense                     13,443      10,152
  Pro forma net income                           $ 28,096    $ 36,632
                                                  =======      ======
  Pro forma basic net income per
   share                                         $    .80    $   1.07
  Pro forma diluted net income per
   share                                         $    .76    $   1.01

Average common and common
 equivalent shares                       38,290    36,947      36,290

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET
Structural Dynamics Research Corporation
                                           December 31

(thousands, except per share data)      1998          1997
Assets
Current assets:
 Cash and cash equivalents             $100,581    $  81,056
 Marketable securities                   11,787       13,030
 Trade accounts receivable, net of
  allowances
  of $5,563 and $3,529                   92,169       88,954
 Other accounts receivable                8,956       17,815
 Prepaid expenses and other current
   assets                                12,102        9,082
                                        -------      -------
   Total current assets                 225,595      209,937

Marketable securities                     9,937       14,925
Net property and equipment               25,674       24,627
Marketable software costs, net           36,237       31,610
Goodwill and other intangibles           32,886        4,833
Other assets                             10,425        7,264
                                        -------      -------
   Total assets                        $340,754     $293,196
                                        =======      =======
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                      $ 14,840       12,230
 Accrued expenses                        21,598       17,327
 Accrued compensation                    27,773       22,263
 Accrued income taxes                     7,242        9,182
 Deferred revenue                        45,655       46,606
                                        -------      -------
   Total current liabilities            117,108      107,608

Other long-term liabilities               7,872        7,751
Shareholders' equity:
 Common stock, $.0069 per share
  stated value; 100,000 shares
  authorized; 35,487 and 35,654
  shares outstanding, net of
  2,313 and 1,500 shares
  in treasury                               246          248
 Capital in excess of stated value      114,499      114,132
 Retained earnings                      102,807       67,135
 Accumulated other comprehensive
  income:
   Foreign currency translation
    adjustment                           (1,843)      (3,667)
   Unrealized gain (loss) on
    marketable securities                    65          (11)
                                        -------       -------
          Total accumulated other
            comprehensive income         (1,778)      (3,678)
   Total shareholders' equity           215,774      177,837
                                        -------     --------
   Total liabilities and
     shareholders' equity              $340,754     $293,196
                                        =======      =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Structural Dynamics Research Corporation

                             Common Stock                      Comprehensive Income
                                             Capital in
                                    Stated   excess of      Retained   Accumulated            Total
(in thousands, except     Shares    Value    Stated value   Earnings   other        Total     equity
per share data)

December 31, 1995        33,084    $  230     $ 73,522      $ 11,573   $  (181)               $85,144

Comprehensive income:
  Net Income                                                  38,148               $38,148
  Other comprehensive
    income:
      Foreign currency
       translation adjustment                                              298         298
      Unrealized gain
       on marketable
       securities                                                          152         152
                                                                                    -------
       Comprehensive
        income                                                                     $38,598     38,598
                                                                                   ========
Transactions involving
    Employee  stock
     plans                1,176         8       15,016                                         15,024
Payment of Camax
 dissenter's rights                             (1,236)                                        (1,236)

Distribution of CASE S
 corporation                                                  (6,983)                          (6,983)
-------------------------------------------------------------------------------------------------------

December 31, 1996        34,260    $  238     $ 87,302      $ 42,738   $   269               $130,547

Comprehensive income:
  Net Income                                                  30,030               $30,030
  Other comprehensive
    income:
     Foreign currency
      translation adjustment                                            (3,965)     (3,965)
     Unrealized  gain
      on marketable
      securities                                                            18          18
                                                                                    -------
      Comprehensive
       income                                                                      $26,083     26,083
                                                                                   =======
Transactions involving
 Employee stock plans     1,025         7       13,333                                         13,340
 Stock Warrant (See
  Note 2)                                        3,500                                          3,500

Distribution for
 lawsuit settlement         369         3        9,997                                         10,000
Distribution of CASE S
 corporation                                                  (5,633)                          (5,633)
------------------------------------------------------------------------------------------------------
December 31, 1997        35,654     $ 248     $114,132      $ 67,135   $(3,678)              $177,837

Comprehensive income:
  Net Income                                                  35,672               $35,672
   Other comprehensive
    income:
      Foreign currency
       translation
       adjustment                                                        1,824       1,824
      Unrealized  gain
       on marketable

       securities                                                           76          76
                                                                                   --------
     Comprehensive
      income                                                                       $37,572     37,572
                                                                                   ========
Transactions involving
      Employee stock
       plans                758         5       16,314                                         16,319

Purchase  of  Treasury
  Shares                   (925)       (7)     (15,947)                                       (15,954)
-------------------------------------------------------------------------------------------------------
December 31, 1998        35,487      $246     $114,499      $102,807   $(1,778)              $215,774
=======================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
Structural Dynamics Research Corporation

                                                              Year ended December 31
(in thousands)                                              1998      1997       1996
Cash flows from operating activities:
 Net income                                              $ 35,672    $ 30,030   $ 38,148
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Purchased in-process research
    and development                                         3,230      20,850
   Amortization of computer software
     costs                                                 15,973      15,810     11,779
   Depreciation and other amortization                     12,419      11,032      8,136
   Stock contributions to 401(k) plan                       3,120       2,249      1,606

   Deferred taxes                                           2,946        (740)    (2,125)
   Gain on sale of test business                           (2,745)
   Other                                                     (134)        205        213
 Changes in assets and liabilities,
  from operating activities:
   Decrease (increase) in accounts
    receivable, net                                         6,514     (31,439)    (1,369)
   (Increase) in prepaid expenses                          (2,826)     (1,032)    (1,635)
   (Increase) decrease in other assets                     (1,602)      4,379     (7,261)
   Increase (decrease)  in accounts
    payable and accrued expenses                           10,413       2,049    (16,624)
   (Decrease) increase in accrued
    income taxes                                           (1,940)      1,100      1,686
   (Decrease) increase in deferred revenue                 (1,571)      9,835      1,683
   Increase (decrease) in other long-
    term liabilities                                          743      (1,347)     2,356
                                                           -------    --------   --------
      Net cash provided by operating
       activities                                          80,212      62,981     36,593
Cash flows from investing activities:
 Purchases of marketable securities                       (10,802)    (20,079)   (25,612)
 Proceeds from sales of marketable
   securities                                              17,109      21,153     16,949
 Additions to property and equipment, net                 (12,125)    (13,640)   (14,290)
 Additions to marketable software costs                   (17,140)    (13,006)    (9,825)
 Acquisition of Imageware Corporation,
   net of cash acquired                                   (30,682)
 Sale of test business, net                                 1,809
 Acquisition of Metaphase Technology, Inc.                            (29,689)
 Investment in and advances to joint ventures                                     (1,500)
                                                          --------   ---------   ---------
      Net cash used in investing activities               (51,831)    (55,261)   (34,278)
Cash flows from financing activities:
 Purchase of common stock                                 (15,954)
 Issuance of common stock                                   7,027      11,091     13,418
 Repayment of debt                                         (1,753)       (183)      (680)
 Distributions of CASE S corporation                                   (5,633)    (6,983)
 Payment of Camax dissenter's rights                                              (1,236)
                                                          ---------   ---------   --------
      Net cash (used) provided by
        financing activities                              (10,680)      5,275      4,519
Effect of exchange rate changes on cash                     1,824      (3,965)       298
                                                          -------     --------   --------
Increase in cash and cash equivalents                    $ 19,525    $  9,030   $  7,132

Cash and cash equivalents:
 Beginning of period                                       81,056      72,026     64,894
                                                         ---------     -------    -------
 End of period                                           $100,581    $ 81,056   $ 72,026
                                                         =========     =======    =======
Cash paid during the year for income taxes               $ 18,659    $ 11,960    $ 10,462
                                                         =========     =======    =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Structural Dynamics Research Corporation
(in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

Business

Structural  Dynamics  Research  Corporation  (the  "Company")  is   a
leading, worldwide supplier of software development tools to manufacturers for mechanical design automation and product data management. In conjunction with software tools, the Company provides training, consulting and customer support services to its customers.

Basis of Consolidation

The  consolidated financial statements include the  accounts  of  the
Company   and   its  wholly  owned  subsidiaries.   All   significant
intercompany balances and transactions have been eliminated. The Company owns a 30% interest in ESTECH, a Japanese joint venture, and accounts for it under the equity method. The impact of its results are not material to the Company's results of operations.

Use of Estimates

The financial statements, which are prepared in conformity with generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates, based on the facts and circumstances existing at the date of the financial statements, include the estimated useful lives of computer software cost and goodwill and the likelihood of realization of the deferred tax assets.

Pro Forma Net Income and Pro Forma Net Income Per Share

In 1997, the Company acquired Computer Aided Systems for Engineering ("CASE") which was an S corporation for income tax reporting purposes prior to the acquisition. Pro forma net income and pro forma net income per share reflect the tax expense that would have been reported if CASE had been a C corporation.

Comprehensive Income

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130,
"Reporting  Comprehensive  Income," which establishes  standards   or
reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 130 is effective for the Company's reporting periods beginning in 1998 with comparative amounts for prior years. Comprehensive income includes net income as well as other changes in shareholder equity, except shareholders' contributions into the Company and distributions to shareholders. The effect of income taxes on the Company's other comprehensive income is not material.

Revenue Recognition

The Company's revenue is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition." The American Institute of Certified Public Accountants ("AICPA") issued SOP 97-2 in 1997, and it became effective for transactions occurring in the Company's fiscal year beginning January 1, 1998. In March 1998, the AICPA issued SOP 98-4 "Deferral of the effective date of a provision of SOP 97-2" which allows companies to defer adoption of certain provisions of SOP 97-2 related to vendor-specific objective evidence. In December 1998, the AICPA issued SOP 98-9 "Modification of SOP 97-2" to readdress vendor-specific objective evidence. The adoption of SOP 97-2 in 1998 and the issuance of SOP 98-4 and SOP 98-9 did not have a significant impact on the Company's financial condition or results of operations.

The use of software programs is licensed through the Company's direct sales force and by specific arrangements with certain distributors,
value-added    resellers   and   other   marketing   representatives.
Revenue generated by licensing software is recognized when the following criteria have been met: (a) a written order for the unconditional license of software and a software license agreement have been received, (b) the Company has shipped the products to the customer and passwords for customer access are available, (c) the fee is fixed or determinable and (d) collectibility is probable. Revenue from maintenance
contracts is recognized ratably over the term of the agreement   and  the
deferred portion represents the substantial component of deferred revenue. Revenue from implementation services, training and other
services  is  recognized  as  the  service   is performed.

Cost of Revenue

The  cost  of licenses primarily consists of the cost of distributing the
software  products,  an  allocation  of  the  amortization   of
capitalized software costs and an allocation of royalty fees  payable to
third  parties under licensing agreements.   Cost of  maintenance and
services primarily consists of the staff and related costs associated with the generation and support of software service revenue, an allocation of the amortization of capitalized software costs and an allocation of royalty fees payable to third parties under licensing agreements. The allocations between cost of license revenues and maintenance and services revenues are based upon the
percentage  of  the  related  revenue to total  revenue.   Management
believes that the methodology for allocating the costs is reasonable.

Cash Equivalents and Marketable Securities

Cash equivalents include highly liquid investments in interest bearing accounts and commercial paper with an original maturity of less than 90 days. Marketable securities consist of U.S. Treasury and U.S. Government agency obligations. Short-term marketable securities have a maturity term in excess of 90 days but less than one year. Long-term marketable securities have a maturity term in excess of one year.
The Company also has an  unused,  unsecured $15,000 bank line of credit.

Cash  equivalents and marketable securities classified as
available-for-sale  are  recorded at market value, and any  related
unrealized gains   and   losses  are  included  in  a  separate
component   of shareholders' equity.  Marketable securities classified  as held-to-maturity  are  recorded at amortized cost, which approximates
market values.   Realized  and  unrealized gains and losses  are
determined based on the specific identification method.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and forward foreign exchange contracts approximate fair value due to the short-term nature of these financial instruments.

Concentrations of Credit Risk

Cash  equivalents,  marketable  securities  and  accounts  receivable
represent  a  potential  credit risk to  the  Company.   The  Company
invests   its  excess  cash  with  government  and  major   financial
institutions  having  strong  credit ratings.   Company  policy  sets
credit ratings and maturity terms that limit the risk of credit exposure and maintain necessary liquidity.
The  Company's  revenue is generated from a large  customer  base  in
diversified  industries across different geographic areas.    Revenue from
a U.S. based automotive customer represented 13%, 14% and 11% of consolidated net revenue in 1998, 1997 and 1996, respectively and a distributor represented 11%, 11% and 12% of consolidated net revenue in 1998, 1997 and 1996, respectively. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses  related  to an individual  customer  or  groups  of customers  in
any particular geographic area.   Management  believes allowances for
potential credit losses are adequate.

Foreign Currencies

In   accordance  with  SFAS  52,  financial  statements  of   foreign
subsidiaries whose local currency is the functional currency are translated to U.S. dollars at period-end exchange rates for assets and liabilities and at weighted average exchange rates for the results of operations. The resulting translation gains and losses are accumulated in a separate component of shareholders' equity. Gain and losses resulting from transactions denominated in foreign, non-functional currencies are included in other income.

Foreign Exchange Contracts


The   Company   enters   into  forward  foreign  exchange   contracts
denominated  in foreign currencies to hedge certain foreign  currency
denominated   receivables.   Market  valuation   gains   and   losses
associated with these financial instruments are recorded currently in other income to offset gains and losses arising from foreign currency
transactions.    The  interest  element  of  the   foreign   currency
instruments is recognized over the life of the contract and recorded in other expense.

As of December 31, 1998 and 1997, the Company had approximately $14,800 and $12,251, respectively, of forward foreign exchange contracts outstanding. The deferred gains and losses resulting from these contracts were not material. Substantially, all contracts mature within 90 days. Should the counterparty to these contracts fail to meet its obligations, the Company would be exposed to foreign currency fluctuations, along with the cost, if any, to extinguish the contracts.

In  June  1998,  FASB issued SFAS No. 133 "Accounting for  Derivative
Instruments  and  Hedging  Activities."   SFAS  No.  133  establishes
accounting   and  reporting  standards  for  derivative  instruments,
including  forward  foreign  exchange  contracts,  and  for   hedging
activities.   SFAS  No.  133  will be  effective  for  the  Company's
financial   reporting  beginning  in  2000  and  cannot  be   applied
retroactively to financial statements of prior periods. It will require entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for gains and losses from changes in the fair value of a particular derivative will depend on the intended use of the derivative. The Company does not expect the eventual adoption of SFAS No. 133 to have a material impact on the results of its operations or financial position.

Property and Equipment

Property and equipment are stated at original cost less accumulated depreciation. Depreciation for property and equipment is primarily computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the estimated useful life of the improvement. The general ranges of lives used in calculating depreciation and amortization are computer and other equipment, 2-5 years; office furniture and equipment, 7 years; and leasehold improvements, 1-10 years.

Marketable Software Costs

The costs related to the internal development or purchase of software to be sold, that are incurred after the technological feasibility of the product has been demonstrated, are capitalized by product. Amortization begins at the time of product release and is calculated on a release-by-release basis. It is the greater of the ratio that the current product revenue bears to the total of current and anticipated future years' revenue or the straight-line method over the remaining estimated economic lives of the software products. Beginning in 1996, the Company began amortizing the software costs related to new releases of the I-DEAS Master Series product over a three year period based upon the estimated future economic life of the product. The costs of marketable software are shown net of accumulated amortization of $63,786 and $47,813 at December 31, 1998 and 1997, respectively.

Goodwill and Other Intangibles

Goodwill   and  other  intangible  assets  associated  with  business acquisitions are recorded based on estimated fair market values and amortized using the straight-line method over their estimated useful
lives,  which  are  predominantly  seven  years  from  the  time   of
acquisition.   The cost of goodwill and other intangibles  are  shown net of accumulated amortization of $2,110 and $938 at December 31, 1998 and 1997, respectively.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Earnings Per Share

Basic earnings per common share is calculated as net income divided by the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares are calculated using the treasury stock method and consist of dilutive stock option grants.

The reconcilations of amounts used for the basic and diluted earnings per share calculations are as follows:

                                 Income        Shares      Per-Share
                               (Numerator) (Denominator) Amount
1998
Basic  net  income  per share  $35,672        36,088      $ .99
Effect of stock options                        2,202
                               ---------------------
Diluted income per share       $35,672        38,290      $ .93

1997
Basic  net  income  per
share                          $30,030        35,265      $ .85
Effect of stock options             --         1,682
                               ----------------------
Diluted  net income  per
share                          $30,030        36,947      $ .81

1996
Basic  net  income  per
share                          $38,148        34,315      $1.11
Effect of stock options             --         1,975
Diluted  net income  per
share                          $38,148        36,290      $1.05

Options to purchase 855 and 1,509 shares of common stock at December 31, 1998 and 1997 respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 1998 presentation.

(2)  Business Acquisitions

Imageware Corporation

In November 1998, the Company acquired privately-held Imageware Corporation ("Imageware") for approximately $31,000 in cash which was paid
from  the  Company's existing cash balances.   Imageware  is  a developer
of free form surface-modeling and 3D inspection software tools for the automotive, aerospace and consumer products industries. The Company plans to integrate Imageware's surfacing technologies into I-DEAS software, while improving its stand-alone capabilities and links to other CAD systems. The transaction was accounted for as a purchase. Goodwill, computer software to be marketed and certain other intangibles were valued at approximately $27,600, $3,460 and $2,025, respectively. All intangibles associated with the acquisition are being amortized by the straight-line method over their useful lives, which do not exceed seven years. In addition, the Company recorded a one-time charge of $3,230
to write off in-process research and  development, which   had  not
reached  technological  feasibility  and   had   no alternative  future
use.   The Company's consolidated  statement  of operations  includes results of Imageware since November 20, 1998. The historic operating results of Imageware are not material to the Company's consolidated operations, therefore pro forma results are not presented.

Metaphase Technology, Inc.

In 1992, the Company and Control Data Systems, Inc. ("CDSI") established a joint venture company, Metaphase Technology, Inc., ("MTI"), to develop and market PDM software worldwide. The Company initially owned a 35% interest and increased such interest to 50% during 1993. The Company's investment in MTI was accounted for on the equity basis.

In January 1997, the Company acquired the remaining stock of MTI and certain assets of CDSI's global PDM software sales and support business. The purchase price of approximately $33,000 included cash and a stock warrant. The warrant was exercisable for 750 shares of the Company's common stock without par value at the exercise price of $28 per share and expired on December 31, 1998. A value of $3,500 was assigned to the warrant and recorded in Shareholders' equity. The acquisition
was accounted for using the purchase  method.   The Company's consolidated
statement of operations includes the operating results  of  MTI and the
CDSI assets acquired, beginning  January  1, 1997.   The excess of
purchase price over the fair values of the net assets acquired of approximately $2,816 was recorded as goodwill. Certain other intangibles, including computer software construction costs, totalled approximately $8,555. All intangibles associated with the acquisition are being amortized using the straight-line method over their useful lives, which do not exceed seven years. Also in connection with the acquisition, the Company recorded a one-time charge to operations of $20,850 for the write off of in-process research and development acquired in the transaction that had not reached technological feasibility and did not have an alternative future use. Pro forma
results of the purchase are not presented,  as the   amounts   are  not
material  to  the  consolidated   financial statements.

Computer Aided Systems for Engineering

In December 1997, the Company acquired all the outstanding stock of two privately held companies doing business together as Computer Aided Systems for Engineering, ("CASE"), by issuing 1,500 shares of common stock having an aggregate market value of approximately $25,000. The acquisition was accounted for as a pooling-of-interests, and accordingly, all prior periods were restated to include CASE results. CASE, an S corporation prior to acquisition, had been a third party developer of drafting software for the Company since 1984.



Revenue and net income of the separate companies for the years before the acquisition are as follows:

                                  1997      1996
Revenue:
 SDRC                         $351,322      $285,256
 CASE                            8,749         7,674
 Less intercompany sales        (8,749)       (7,674)
                              --------       --------
   Total revenue              $351,322      $285,256

Net income:
 SDRC                         $ 24,342      $ 33,689
 CASE                            5,688         4,459

                             ---------      ----------
   Net income                $  30,030      $ 38,148
                             ==========      ==========

Adjustments recorded to adopt the same accounting practices were not material to the consolidated financial statements. Acquisition costs were not material.

Camax Manufacturing Technologies, Inc.

In June 1996, the Company completed the acquisition of Camax Manufacturing Technologies, Inc. ("Camax") and its wholly-owned subsidiaries. Camax provides computer-aided manufacturing software for computerized-numerical-control machining operations. The Camax products and services are designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.

In exchange for 100 percent ownership of Camax common stock, the Company issued approximately 967 shares of its common stock and paid approximately $1,236 to a Camax shareholder who exercised dissenter's
rights.    The  market  value  of  the  shares  and  cash  paid   was
approximately $30,000. Acquisition charges of $1,102 were recorded in the second quarter of 1996. The acquisition was accounted for as a pooling-of-interests. All historical financial data of the Company was restated  to  include  the results  of  Camax  for  all  periods
presented.   Adjustments  recorded  to  adopt  the  same   accounting
practices were not material to the consolidated financial statements.

(3)    Marketable securities




Marketable securities consist of the following:

                                    December 31, 1998
                       Amortized Unrealized Unrealized  Estimated
                         Cost      Gains     Losses     Fair
                                                        Value
Current:
 Available-for-sale      $11,009   $ 55                $11,064
 Held to maturity            723                           723
                         --------------------------------------
                         $11,732   $ 55                $11,787
Non Current:
 Available-for-sale      $ 9,935   $ 48     $(46)      $ 9,937
                         ======================================



                                  December 31, 1997
                      Amortized Unrealized  Unrealized   Estimated
                        Cost      Gains     Losses       Fair
                                                         Value
Current:
Available-for-sale    $12,916     $    9     $ (2)       $12,923
Held to maturity          107                                107
                      -------     -------    ------      -------
                      $13,023     $    9     $ (2)       $13,030
Non Current:
Available-for-sale    $14,943     $   42     $(60)       $14,925

Non current, available-for-sale marketable securities at December 31, 1998, have maturities of $9,000 in 2000 and $961 in 2013. Realized gains and losses on the sale of marketable securities were immaterial.

(4)   Property and Equipment

Property and equipment, recorded at cost,        December 31
consists of the following:
                                               1998        1997
Property and equipment, at cost:
 Computer and other equipment              $ 63,943     $ 57,364
 Office furniture and equipment              18,929       16,983
 Leasehold improvements                       7,819        6,685
                                             ------       ------
                                             90,691       81,032
Less accumulated depreciation and
amortization                                (65,017)     (56,405)
                                            --------     --------
   Net property and equipment              $ 25,674     $ 24,627
                                            ========     ========

Future minimum lease payments under noncancelable operating leases for the five years ending December 31, 2003 approximate $20,403, $13,237,
$9,697,  $7,578  and  $5,994,  respectively,  and   $38,021 thereafter.
Total rental expenses under operating leases for the years ended December 31, 1998, 1997 and 1996 were $22,681, $19,604 and $16,426, respectively.

(5)  Income Taxes

Pre-tax accounting income consists of the
following:
                                       Year ended December 31
                                      1998       1997       1996
 Domestic                          $38,506     $25,741    $32,236
 Foreign                            16,717      15,798     14,548
                                   -------      -------    ------
                                   $55,223     $41,539    $46,784
                                   =======      =======    ======

The provision for income taxes consists
of the following:
                                      Year ended December 31
                                   1998       1997        1996
Federal:
 Current                         $  109     $ 740      $ 1,234
 Deferred                         2,946      (740)      (2,125)
                                  -----      -----     --------
                                  3,055                   (891)
State:                            2,250     1,200        1,418
Foreign:
Income taxes                      7,449     5,520        3,125
 Withholding taxes                6,797     4,789        4,984
                                 ------    -------      ------
  Actual income tax expense     $19,551   $11,509      $ 8,636
                                 ======    =======      ======

Deferred state and foreign taxes are not material.


The provision for income taxes differs from the amounts computed by using the statutory U.S. Federal income tax rate. The reasons for the differences are as follows:

                                                            Year ended December 31
                                                       1998         1997       1996
Computed expected income tax expense                 $19,328       $14,539    $16,374
Increase (reduction) resulting from:
 State taxes, net of federal benefit                   1,463           780        922
 Foreign income taxed at other than the
  U.S. statutory rate                                    878             9     (1,966)
 Purchased in-process research and
  development                                          1,130         7,297
 Research and experimentation credit                  (1,400)
 IRS audit settlement                                 (1,751)
 Release of valuation allowance                       (1,059)
 Utilization of U.S. tax carryforwards                              (9,721)    (4,806)
 S corporation benefit                                              (1,934)    (1,516)
 Change in net deferred taxes                                         (828)    (2,125)
 Alternative minimum taxes                                             740      1,125
 Other                                                   962           627        628
                                                     ---------    ---------   --------
 Actual Income tax expense                           $19,551       $11,509    $ 8,636
                                                     =========    =========   ========

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                 December 31
                                              1998       1997
Deferred tax assets:
 Computer software construction costs and
   capitalized Research expenses, net
   of amortization                          $ 11,656 $ 15,624
 Tax credit and net operating loss
   carryforwards                              10,136    9,291
 Other liabilities and reserves                5,321    4,526
 Revenue recognition and accounts receivable   3,334    2,753
 Property and equipment                        2,474    1,663
 Other                                           296      608
                                            ------------------
 Total deferred tax assets                    33,217   34,465
 Valuation allowance                         (27,199) (31,538)
                                            ------------------
  Net deferred tax assets                      6,018    2,927
Deferred tax liabilities:
 Purchase accounting intangibles              (1,890)
                                            -------------------
       Total net deferred taxes             $  4,128 $  2,927
                                            ===================

Of the $10,136 in tax carryforwards available at December 31, 1998, none expire before 2003. Alternative minimum tax carryforwards of $3,835 never expire.

The net change in the valuation allowance for deferred tax assets was a
decrease of $4,339 and $3,294 in 1998 and 1997, respectively.   Of the
$27,199 in valuation allowance at December 31, 1998, $14,687  is
attributable  to  the  tax benefit of stock option  exercises.   Such
benefits will be credited to capital in excess of stated value if realized.

The Company does not accrue Federal income taxes on undistributed earnings of its foreign subsidiaries that (1) have been, or are intended to be, permanently reinvested or (2) if remitted, would not have material income tax consequences. Undistributed earnings of foreign subsidiaries amounted to approximately $18,327 and $17,111 at December 31, 1998 and 1997, respectively.

(6)  Shareholders' Rights Plan

In August 1998, the Board of Directors adopted a Shareholders' Rights Plan
to  protect  shareholders'  interests  in  the  event  of   an unsolicited
attempt  to  gain control of  the  Company.   This  plan replaced  a plan
which had been adopted in 1988 and expired in 1998. Under the Shareholders' Rights Plan, shareholders are granted certain rights in
the event of a triggering event ("Rights").   The  Rights become
exercisable if a person acquires 20% or more of the Company's outstanding common stock or announces a tender offer which would result in a person or group acquiring 20% or more of the common stock ("Distribution Date"). If, at any time following the Distribution Date, the Company has not redeemed the Rights, the Company becomes the surviving corporation in a merger or a person becomes the beneficial owner of 20% or more of the Company's common stock ("Triggering Date"), each holder of a Right will have the right to purchase shares of the Company's common stock having a value equal to two times the Right's
exercise price of $110.   If,  at  any  time following the Triggering
Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, each holder of a Right shall have the right to purchase shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 10, 2008, and may be redeemed by the Company for $.0025 per Right.

(7)  Common Stock and Employee Benefit Plans

Stock Option Plans

Under the 1991 Employee Stock Option Plan, the Company reserved 5,300
shares  of  previously unissued common stock.   There  are  8  shares
remaining  available  to  grant  under  this  Plan.   In  1994,   the
shareholders  adopted  the  1994  Long-Term  Stock  Incentive   Plan,
allowing stock incentives including stock options, stock appreciation rights, stock awards, and any combination to be granted to employees. The number of shares with respect to which stock incentives may be granted in one calendar year shall not exceed 4% of the Company's issued and outstanding common stock. Only stock options have been granted under the 1994 plan. In 1996, the shareholders approved a Director's Non-Discretionary Stock Option Plan allowing for grants to outside directors at the fair market value at the date of grant. Under this 1996 plan, the Company had reserved 1,000 shares of previously unissued common stock and 880 remain available for grant.

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

In  September 1998, the Company's Board of Directors approved a stock
option   exchange   program  allowing  employees  to   exchange   any
outstanding options granted after January 1, 1996 for new options at the market price of $11.06. The new options vest over three years and
expire  in  ten  years from September  25,  1998.   The  Company cancelled
and reissued 3,658 options under this exchange program.


The following table reflects option activity over the last three years.

                             December 31, 1998          December 31, 1997           December 31, 1996
                                         Weighted                 Weighted                      Weighted
                             Stock       Average      Stock       Average           Stock        Average
                             Options Exercise Price   Options  Exercise Price      Options  Exercise Price
Outstanding at
beginning of the year         5,797     19.54           4,945       $17.10            5,008     $12.09
   Granted                    5,263     14.11           2,190       $22.33            1,337     $30.09
   Exercised                   (567)    11.87            (931)      $11.74           (1,169)    $11.11
   Cancelled                 (4,044)    23.71            (407)      $22.81             (231)    $13.93
                             --------------------------------------------------------------------------
Outstanding at
end of the year               6,449     13.18           5,797       $19.54            4,945     $17.10
                             ==========================================================================
Options exercisable
  at end of the year          2,374     15.05           2,891       $15.89            2,935     $13.71
                             ===========================================================================


(7)  Common Stock and Employee Benefit Plans

Information regarding options outstanding as of December 31, 1998 is as follows:


                                               Options Outstanding               Options Exercisable
                                          Weighted
                                          Average            Weighted                              Weighted
                              Number      Remaining          Average               Number          Average
Range of Exercise Prices      Outstanding Contractual Life   Exercise Price        Exercisable     Exercise Price
   $ 4.56 - $10.56             650           3.72              6.94                  632              6.88
   $10.88 - $11.06           3,662           9.70             11.06                   18             10.99
   $11.12 - $15.50             762           4.55             13.26                  730             13.24
   $15.53 - $20.13             807           4.45             18.02                  623             18.19
   $20.46 - $24                218           3.52             21.85                  121             21.60
   $24.18                        4           8.64             24.19                    1             24.19
   $25.06                        6           7.06             25.06                    4             25.06
   $26.19                       60           4.35             26.19                   30             26.19
   $28.75                       15           3.04             28.75                   15             28.75
   $31.25                      265           1.84             31.25                  200             31.25
   ---------------------------------------------------------------------------------------------------------
   $ 4.56 - $31.25           6,449           7.23             13.18                2,374             15.05
   =========================================================================================================
/TABLE

Stock Purchase Plan

Under the Stock Purchase Plan, all U.S. full-time employees are entitled to purchase the Company's common stock at 90% of fair market value. Employees electing to participate must contribute at least 1% with
a  maximum  of  10%  of  the  participant's  base  salary   and
commissions  each  month.   All incidental expenses  related  to  the
issuance of these shares, including the 10% discount, have been charged to income. The plan has no fixed expiration date, may be terminated by the Company at any time and has no limitation on the number of shares that may be issued.

Other Employee Benefit Plans

The   Company  provides  retirement  benefits  to  substantially  all
employees   through  defined  contribution  plans.    The   Company's
contributions are primarily based on employee compensation and  years of
service.   Expenses  related to the U.S. 401(k)  plan  and  other defined contribution plans were approximately $5,427, $3,967, $3,225 in 1998, 1997 and 1996, respectively.

Employees of U.S. divisions of the Company may make contributions to the 401(k) Plan by authorizing a reduction of their compensation of at least 1% up to a maximum of 15%. The Company may provide a matching contribution in the form of Company stock or cash equal to 50% of the employee contribution, up to a maximum of 6% of the employee compensation. Participants are immediately vested in their voluntary contributions and are vested in the Company contributions after three years of continuous service.

The Company provides severance benefits for involuntarily terminated employees based on employees' prior years of service. The Company's obligation for these post employment benefits is recorded in other long-term liabilities.

Stock-Based Compensation

The Company accounts for stock options in accordance with Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized in
results  of  operations  for stock option grants.   The  Company  has
adopted  the  disclosure-only provisions of SFAS No. 123, "Accounting for
Stock-Based  Compensation."   Had  compensation  cost  for  the Company's
stock option plans been determined based on the fair value at the grant date for awards since January 1, 1995, and allocated over the options' vesting period consistent with the provisions of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts as follows:



                                    Year ended December 31
                                  1998        1997         1996
Net income - as reported        $35,672      $30,030     $ 38,148
Net income - pro forma           26,268       19,758       32,727
Diluted income per share - as
reported                        $   .93      $   .81     $   1.05
Diluted income per share - pro
forma                           $   .69      $   .53     $    .90

The pro forma effect on the Company's net income and income per share for 1998, 1997 and 1996 is not representative of the pro forma effect in
future  years.   The  pro  forma  effect  does  not  take   into
consideration compensation expense related to grants made prior to 1995 or additional grants in future years which are anticipated.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 0%; expected terms of 3 years; expected volatility of 60% for 1998, 57% for 1997 and 63% for 1996; and risk-free interest rate of 4.7% for 1998, 5.7% for 1997 and 5.6% for 1996. The weighted average fair value of options granted was $6.26, $10.07 and $13.76, for 1998, 1997 and 1996, respectively.

(8)   Contingencies and Litigation

The Company is currently not a party to any litigation other than ordinary routine litigation incidental to its business.

The Company was a defendant in a shareholder, class action lawsuit which originated in 1994 and alleged violations of certain federal
securities  laws.   In  December 1995, the  parties  to  this  matter
entered into a memorandum of understanding for settlement, which was subsequently approved by the Court. Pursuant to the memorandum, a settlement fund of $37,500 was established, consisting of $17,600 of cash provided by the Company, $10,000 in shares of the Company's common stock, and $9,900 of cash provided by the Company's former accountants. The Company's contribution to the settlement fund, and other litigation cost, net of estimated insurance proceeds were recorded as an expense in 1995. The Company contributed $17,600 of cash and $10,000 of common stock to the settlement fund in 1996 and 1997 respectively, to finalize its obligation to the settlement fund.


(9)  Interest and Other Income, Net

Interest and other income, net consists of:



                                     Year ended December 31
                                   1998        1997      1996
Interest income                   $  7,655     $5,201   $4,593
Gain on sale of test software
business                             2,745
Insurance and litigation
 settlements                         2,590                (950)
Equity in earnings (losses) of
 affiliates                            211        (39)    (230)
Acquisition expense                                     (1,102)
Other                                 (413)      (682)    (427)
                                  -----------------------------
 Interest and other income, net    $12,788     $4,480   $1,884
                                  =============================

(10)  Product and Geographic Information

In  June  1997,  the  FASB  issued SFAS No.  131,  "Disclosure  about
Segments of an Enterprise and Related Information," which sets standards for disclosing information about the operating results of internal segments. SFAS No. 131 establishes requirements to report selected segment information quarterly, and to report annually, entity-wide disclosures about products and services, major customers and the material countries in which the Company operates.

The Company measures operating results as a single reportable segment which provides multiple products and services for customers to manage product development processes.  The Company classifies revenue in the geography of the customer at the time of sale.  However, the customer has
the  right  to redeploy licenses anywhere in the  world.   As  a result,
revenue comparisons by geography and among  years,  may  not necessarily represent where licenses are used.


Revenue by products and services are as follows for each year ended
December 31,
                               1998         1997         1996
Software licenses
 I-DEAS                   $135,362      $139,332     $135,822
 Metaphase                  39,775        31,395       17,236
                           ------------------------------------
  Total software licenses  175,137       170,727      153,058
Software maintenance and
services

 I-DEAS                    171,377       138,363      111,170
 Metaphase                  56,511        42,232       21,028
                           ------------------------------------
  Total software
   maintenance and
   services                227,888       180,595      132,198
                           ------------------------------------
  Consolidated net
   revenue                $403,025      $351,322     $285,256
                           =====================================


Revenues by geographic area are as follows:
                                   Year ended December 31
                                1998         1997         1996
United States                $176,169      $171,003     $136,532
Europe                        138,091       107,153       80,275
Asia-Pacific                   85,955        73,166       68,449
Other                           2,810
                              ----------------------------------
 Consolidated net revenue    $403,025      $351,322     $285,256
                             ===================================

Long lived assets by geographic area are as follows:
                                         December 31
                                1998         1997        1996
United States                  $85,758     $55,160      $51,883
Europe                           6,244       5,627        4,790
Asia-Pacific                     3,595         652          295
Other                            1,817
                               ---------------------------------
      Consolidated             $97,414     $61,439      $56,968
                               =================================

(11) Quarterly Results of Operations (Unaudited)

The following table sets forth selected unaudited quarterly financial information for 1998 and 1997. The Company believes that all necessary adjustments have been included to present fairly the selected quarterly information.

                                  Three months ended                           Year ended
                         March 31,   June 30,   September 30,  December 31,    December 31,
1998                        1998        1998        1998            1998           1998
Revenue                  $91,112     $95,142     $101,819        $114,952        $403,025
Gross profit              56,625      56,199       61,206          73,059         247,089
Net income                10,328       5,113       10,338           9,893          35,672
Basic earnings per share     .29         .14          .29             .27             .99*
Dilutive earnings per share  .28         .14          .28             .26             .93*

                                   Three months ended                           Year ended
                          March 31,  June 30,   September 30,  December 31,     December 31,
1997                        1997       1997        1997            1997            1997
Revenue                  $80,864     $88,678     $ 86,738        $ 95,042        $351,322
Gross profit              52,904      58,507       55,729          63,738         230,878
Net income (loss)        (11,167)     11,633       12,752          16,812          30,030
Basic earnings (loss)
 per share                  (.32)        .33          .36             .47             .85*
Dilutive earnings
 (loss) per share           (.32)        .32          .34             .46             .81*

* Per share amounts are not additive.

(12)   Common Stock Information (Unaudited)

The Company paid no dividends in 1998 or 1997 and intends to continue its policy of retaining earnings to finance future growth. There were approximately 1,875 shareholders of record as of December 31, 1998. The Company's common stock is listed and traded on The Nasdaq Stock Market ("Nasdaq"). The high and low trade prices per share for the Company's common stock as reported on the Nasdaq are contained in the table below. Prices reflect inter-dealer prices without retail mark-up, mark-down or commission.

                         Three months ended
          March 31,    June 30,    September 30,   December 31,
            1998        1998          1998             1998
High     28 15/16         29          23 7/8         19 7/8
Low      20 1/2           21           8 3/4          7 1/2

                        Three months ended
          March 31,    June 30,    September 30,    December 31,
             1997        1997           1997            1997

High     26               27 5/8      30             25 7/8
Low      29 1/8           18 7/16     23 3/4         15 1/4
